Exhibit 10.5

CONFIDENTIAL

SALE AND PURCHASE AGREEMENT

by and among

TRUEBRIDGE CAPITAL PARTNERS LLC,

TRUEBRIDGE COLONIAL FUND, U/A DATED 11/15/2015,

MAW MANAGEMENT CO.,

EDWIN POSTON AND MEL A. WILLIAMS

(SOLELY IN THEIR CAPACITY AS THE SELLER REPRESENTATIVE),

EDWIN POSTON

(SOLELY FOR PURPOSES OF SECTIONS 8.7 AND 11.9),

MEL A. WILLIAMS

(SOLELY FOR PURPOSES OF SECTIONS 8.7 AND 11.10),

P10 INTERMEDIATE HOLDINGS LLC,

and

P10 HOLDINGS, INC.

(SOLELY FOR PURPOSES OF SECTION 11.11)

Dated as of August 24, 2020

(i)

5.30	Additional Representations and Warranties Regarding the Company Group GP Entities	43
5.31	Exclusivity of Representations	44

SECTION 6. REPRESENTATIONS AND WARRANTIES OF THE SELLERS		44
6.1	Incorporation; Authorization and Validity	45
6.2	No Conflict or Violation	45
6.3	Consents and Approvals	45
6.4	Interests	45
6.5	Litigation	46
6.6	No Brokers	46
6.7	Exclusivity of Representations	46

SECTION 7. REPRESENTATIONS AND WARRANTIES OF THE BUYER		46
7.1	Formation	46
7.2	Qualification to Do Business	47
7.3	No Conflict or Violation	47
7.4	Consents and Approvals	48
7.5	Authorization and Validity of Agreement	48
7.6	Capitalization	48
7.7	Financial Statements	49
7.8	Absence of Certain Changes or Events	50
7.9	Tax Matters	50
7.10	Absence of Undisclosed Liabilities	52
7.11	Leases	52
7.12	Assets	52
7.13	Intellectual Property	53
7.14	Licenses and Permits	53
7.15	Compliance with Law	53
7.16	Litigation; Orders	54
7.17	Contracts	55
7.18	Employee Plans	56
7.19	Labor Matters	58
7.20	Insurance	59
7.21	Transactions with Directors, Officers, Members and Affiliates	59
7.22	Environmental Matters	59
7.23	Investment Adviser Activities	60
7.24	Clients and Investment Contracts	60
7.25	Form ADV	61
7.26	Additional Representations and Warranties Regarding the Buyer Group Funds	61
7.27	Code of Ethics; Compliance Procedures; Compliance	62
7.28	Regulatory Reports; Filings	63
7.29	Additional Representations and Warranties Regarding the Buyer Group GP Entities	63
7.30	No Brokers	63
7.31	Financing	63

(ii)

7.32	R&W Policy	64
7.33	Exclusivity of Representations	65

SECTION 8. COVENANTS OF THE SELLERS AND THE COMPANY		65
8.1	Conduct of Business Before the Closing Date	65
8.2	Consents and Approvals	68
8.3	Access to Properties and Records	68
8.4	Advisory Client Consent Process	69
8.5	Negotiations	69
8.6	Efforts	70
8.7	Restrictive Covenants	70
8.8	Employee Matters	73
8.9	Financing	73
8.10	Control of Company Group GP Entities and Assignment of Economic Interests	74

SECTION 9. COVENANTS OF THE BUYER		74
9.1	Actions Before Closing Date	74
9.2	Consents and Approvals	74
9.3	Employee Matters	75
9.4	Capital Contributions and Carried Interest; Fund Administration	77
9.5	R&W Policy	77
9.6	Release	78
9.7	Financing	79

SECTION 10. TAXES		80
10.1	Transfer Taxes	80
10.2	Tax Matters	81

SECTION 11. INDEMNIFICATION		84
11.1	Survival	84
11.2	Indemnification by the Sellers	85
11.3	Indemnification by the Buyer	85
11.4	Limitations and Other Terms	85
11.5	Procedures for Indemnification	87
11.6	Exclusive Remedy	88
11.7	Indemnification Payments	89
11.8	Purchase Price Adjustment	89
11.9	Guarantee by TCF	89
11.10	Guarantee by MAW	90
11.11	Guarantee by Guarantor	91

SECTION 12. CONDITIONS PRECEDENT TO PERFORMANCE BY THE SELLERS, THE SELLER OWNERS AND THE COMPANY		91
12.1	Representations and Warranties of the Buyer	92
12.2	Performance of the Obligations of the Buyer	92
12.3	Consents and Approvals	92

(iii)

12.4	No Violation of Orders	92
12.5	Closing Certificate	92
12.6	Buyer LLC Agreement	92
12.7	No Buyer Group Material Adverse Effect	92

SECTION 13. CONDITIONS PRECEDENT TO PERFORMANCE BY THE BUYER		92
13.1	Representations and Warranties of the Company and the Sellers	93
13.2	Performance of the Obligations of the Sellers and the Company	93
13.3	Consents and Approvals	93
13.4	No Violation of Orders	93
13.5	No Company Group Material Adverse Effect	93
13.6	Payoff of Indebtedness	93
13.7	FIRPTA Affidavit	94
13.8	Closing Certificate	94
13.9	Company LLC Agreement	94
13.10	Buyer LLC Agreement	94
13.11	Pre-Closing Restructuring	94

SECTION 14. TERMINATION		94
14.1	Conditions of Termination	94
14.2	Effect of Termination	95

SECTION 15. MISCELLANEOUS.		96
15.1	Successors and Assigns	96
15.2	Governing Law, Jurisdiction; Forum	96
15.3	Expenses	96
15.4	Severability	97
15.5	Notices	97
15.6	Amendments; Waivers	98
15.7	Public Announcements and Confidentiality	98
15.8	Confidential Information	98
15.9	Entire Agreement	99
15.10	Parties in Interest	99
15.11	Scheduled Disclosures	99
15.12	Section and Paragraph Headings	100
15.13	Counterparts	100
15.14	Authorization of Seller Representative	100
15.15	Non-Recourse	102
15.16	Specific Enforcement	102
15.17	Conflicts; Privileges	103

(iv)

Exhibits

Exhibit A	Side Letter Agreement
Exhibit B	Form of Buyer LLC Agreement
Exhibit C	Form of Notice
Exhibit D	Form of Company LLC Agreement
Exhibit E	Form of Press Release

(v)

SALE AND PURCHASE AGREEMENT

SALE AND PURCHASE AGREEMENT, dated as of August 24, 2020 (this “Agreement”), by and among TrueBridge Capital Partners LLC, a Delaware limited liability company (the “Company”), TrueBridge Colonial Fund, u/a dated 11/15/2015 (“TCF”), MAW Management Co., a Delaware corporation (“MAW” and, together with TCF, the “Sellers”), Edwin Poston (“Poston”), solely for purposes of Sections 8.7 and 11.9, Mel A. Williams (“Williams” and, together with Poston, the “Seller Owners”), solely for purposes of Sections 8.7 and 11.10, Poston and Williams (in their capacity as the Seller Representative), P10 Intermediate Holdings LLC, a Delaware limited liability company (the “ Buyer”), and P10 Holdings, Inc., a Delaware corporation (the “Guarantor”), solely for purposes of Section 11.11. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in SECTION 1.

WITNESSETH:

WHEREAS, the Company is engaged in the business of providing Investment Management Services;

WHEREAS, the Sellers collectively own all of the issued and outstanding membership interests of the Company (the “Interests”);

WHEREAS, Poston is the trustee of TCF; WHEREAS, Williams is the sole stockholder of MAW;

WHEREAS, the Buyer desires to purchase the Interests from the Sellers, and the Sellers desire to sell the Interests to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously herewith, each of the Seller Owners has entered into an employment agreement with the Company (each, an “Employment Agreement”) to be effective at (and subject to the occurrence of) the Closing;

WHEREAS, simultaneously herewith, the Buyer, the Company and the Sellers therein have entered into a side letter agreement (the “Side Letter Agreement”) in the form attached hereto as Exhibit A and to be effective at (and subject to the occurrence of) the Closing; and

WHEREAS, simultaneously herewith, the Sellers have entered into an amendment to that certain Equityholders Agreement (the “Equityholders Agreement Amendment”), dated as of January 16, 2020, by and among Thomas P. Danis, Jr. as Trustee of the Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended, Jeff P. Gehl as Trustee of the Jeff P. Gehl Living Trust dated January 25, 2011, Charles K. Huebner as Trustee of the Charles K. Huebner Trust dated January 16, 2001, Souder Family LLC, a Delaware limited liability company, Jon I. Madorsky as Trustee of the Jon I. Madorsky Revocable Trust dated December 1, 2008, David McCoy, Alexander Abell, Michael Feinglass, Andrew Nelson and Nell Blatherwick, 210/P10 Acquisition Partners, LLC, a Texas limited liability company, Keystone Capital XXX, LLC, a Delaware limited liability company, David G. Townsend, Trustee of the David G. Townsend Revocable Living Trust Agreement Dated 9-9-2004, Martin P. Gilmore, Trustee of the Martin Paul Gilmore 2008 Revocable Trust dated March 17, 2008, Thomas H. Westbrook, Christopher N. Jones, the Buyer and the Guarantor, to be effective at (and subject to the occurrence of) the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereby agree as follows:

SECTION 1.

DEFINITIONS.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 3.2(c).

“Accounting Firm Report” has the meaning set forth in Section 3.2(c).

“Action” has the meaning set forth in Section 5.16(a).

“Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Advisory Client” has the meaning set forth in Section 5.24(a).

“Affiliates ” shall mean, with respect to a Person, any Person, directly or indirectly, controlling, controlled by or under common control with the Person specified; provided, that (i) the TB Funds shall not be deemed to be “Affiliates” of any member of the Company Group or of any Seller or Seller Owner and (ii) the Buyer Group Funds shall not be deemed to be “Affiliates” of any member of the Buyer Group.

“Agreement” has the meaning set forth in the Preamble hereto.

“Alternative Debt Financing” has the meaning set forth in Section 9.7(a).

“Alternative Debt Financing Commitment Letter” has the meaning set forth in

Section 9.7(a).

“Ancillary Agreements” shall mean the Employment Agreements, the Side Letter Agreement, the Equityholders Agreement Amendment, the Buyer LLC Agreement, the Company LLC Agreement, and any other agreement, document, instrument or certificate contemplated by this Agreement to be executed by any of the parties hereto in connection with the consummation of the transactions contemplated by this Agreement.

“Applicable Law” shall mean all provisions that apply to a Person or its property of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, approvals or orders of a Governmental Entity (including the SEC) having jurisdiction over the Person, (ii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with a Governmental Entity (including the SEC) having jurisdiction over the Person, and (iii) Applicable Securities Laws.

“Applicable Securities Laws” shall mean the Advisers Act, the Investment Company Act, the Exchange Act, the Securities Act, applicable state blue sky laws and securities regulations and other Applicable Laws relating to securities or investment advisers, whether foreign or domestic.

“Base Consideration” has the meaning set forth in Section 3.1(a)(i).

“Base Revenue Amount” shall the aggregate Revenue Run Rates for all Advisory Clients.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in New York, New York are required or authorized to close.

“Buyer” has the meaning set forth in the Preamble hereto.

“Buyer 401(k) Plan” has the meaning set forth in Section 8.8.

“Buyer Deductible” means $1,000,000.

“Buyer Formation Documents” has the meaning set forth in Section 7.1.

“Buyer Fundamental Representations” shall mean the representations and warranties set forth in Section 7.1, Section 7.5, Section 7.6 and Section 7.30.

“Buyer Group” shall mean the Guarantor, the Buyer and any direct or indirect Subsidiary of the Buyer.

“Buyer Group Affiliate Contract” shall mean any contract between or among (i) any equityholder of the Guarantor or the Buyer or any Affiliate or Related Party of any equityholder of the Guarantor or the Buyer, on the one hand, and (ii) any member of the Buyer Group or otherwise in respect of the Buyer Group Business, on the other hand, other than this Agreement, the Guarantor Organizational Documents, the Buyer Formation Documents or, for the avoidance of doubt, any limited partnership agreement or limited liability company agreement (or equivalent) of any Buyer Group GP Entity, Buyer Group Fund or Subsidiary of the Buyer.

“Buyer Group Business” shall mean the business conducted by the Buyer Group as of the date hereof.

“Buyer Group ERISA Affiliate” has the meaning set forth in Section 7.18(c).

“Buyer Group Funds” shall mean any investment vehicle for which any member of the Buyer Group, directly or indirectly, provides Investment Management Services or serves as the sponsor, general partner, managing member, or in any similar capacity (including any master or feeder fund, parallel fund, fund of one or other alternative investment vehicle or third party co-investment vehicle, but excluding any “separate account clients”).

“Buyer Group GP Entities” shall mean each Person that is the general partner or managing member (or equivalent) of any Buyer Group Fund and a direct or indirect Subsidiary of the Buyer.

“Buyer Group Investment Contract” shall mean any contract, agreement, instrument or understanding, whether oral or written, relating to the rendering of Investment Management Services to any Person by any member of the Buyer Group including, for the avoidance of doubt, (i) the limited partnership agreement or limited liability company agreement (or equivalent) of any Buyer Group Fund and (ii) any side letter with any investor in any Buyer Group Fund, but excluding any Buyer Group Portfolio Contract and any subscription agreement entered into between a Buyer Group Fund and any investor in a Buyer Group Fund.

“Buyer Group Lease” shall mean each lease, license, permit, sublease and occupancy agreement, together with all amendments thereto, with respect to all real property in which any member of the Buyer Group has a leasehold interest, whether as lessor or lessee.

“Buyer Group Leased Real Property” shall mean the real property of which any member of the Buyer Group is a lessee.

“Buyer Group Licenses and Permits” shall mean all licenses, permits, franchises, authorizations, approvals, exemption orders and no-action letters issued or granted to any member of the Buyer Group by any Governmental Entity.

“Buyer Group Listed Intellectual Property” shall mean (i) all registered trademarks, (ii) all patents, (iii) all registered copyrights and (iv) all applications for the foregoing, in each case, owned by any member of the Buyer Group.

“Buyer Group Material Adverse Effect” shall mean any effect, change, circumstance, event, development, occurrence or condition that, individually or taken together with any other effect, change, circumstance, event, development, occurrence or condition, has had or would be reasonably likely to have a material adverse effect on (i) the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Buyer Group, taken as a whole; provided, however, that in determining whether there has been a Buyer Group Material Adverse Effect, any effect, change, circumstance, event, development, occurrence or condition to the extent resulting from, relating to or arising out of any of the following shall be disregarded: (A) general United States or international economic conditions or conditions generally affecting the industry in which the Buyer Group operates; (B) any change in the credit, debt, financial, banking, securities, currency or capital markets in general (whether in the United States or any other country or in any international market) or in interest or exchange rates (including any disruption thereof and any decline in the price of any security or any market index); (C) any pandemic, national disaster, national or international political or social conditions, including but not limited to the engagement in hostilities by the United States, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or natural or man-made disaster or acts of God; (D) changes in Applicable Laws and/or Investment Laws and Regulations, GAAP or accounting rules; (E) any failure by any member of the Buyer Group to meet any projections, forecasts or estimates of revenue or earnings (as distinguished from any event that caused such failure); or (F) the identity of the Company Group or the announcement of the execution of this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby; provided, further, that, with respect to clauses (A) to (F), the impact of such effect, change, circumstance, event, development, occurrence or condition is not disproportionately adverse to the Buyer Group, taken as a whole, as compared to other similarly situated companies engaged in the same business as the Buyer Group or (ii) the ability of the Buyer Group to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party.

“Buyer Group Material Contract” has the meaning set forth in Section 7.17(b).

“Buyer Group Organization” has the meaning set forth in Section 7.33.

“Buyer Group Plans” has the meaning set forth in Section 7.18(a).

“Buyer Group Portfolio Contract” shall mean any contract, agreement or instrument relating to any investment by any Person to whom any member of the Buyer Group provides any Investment Management Services, including, without limitation, any Buyer Group Fund, to which no member of the Buyer Group is a party.

“Buyer Indemnified Parties” has the meaning set forth in Section 11.2(a).

“Buyer Investor” has the meaning set forth in Section 8.7(d)(iii).

“Buyer LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Buyer effective prior to the Closing Date in substantially the form attached hereto as Exhibit B.

“CARES Act” means the CARES Act (Pub. L. 116-136 (2020)) and any similar law providing for the deferral of Taxes, the conditional deferral, reduction, or forgiveness of Taxes, the increase in the utility of Tax attributes, or other Tax-related measures, in each case, intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Carried Interest” shall mean any performance fee, performance allocation, carried interest, promote, special profits interest or other performance-based compensation (or priority allocation), but excluding any management fees, any such amounts that are paid in lieu of management fees in connection with any “cashless contribution” or “fee conversion” strategy or otherwise, and any return on any cashless contribution or fee conversion itself (which, for the avoidance of doubt, shall be treated as a return on invested capital).

“Cash” shall mean, as of the Reference Time, all cash and cash equivalents held by the Company Group (other than the Company Group GP Entities) at such time (including any cash and cash equivalents related to management fees earned prior to the Closing) and marketable securities, in each case determined in accordance with GAAP. For the avoidance of doubt, and in a manner consistent with GAAP, Cash shall (i) be calculated net of issued but uncleared checks and drafts, to the extent such checks have not cleared as of the Reference Time, (ii) include checks and drafts deposited for the account of any member of the Company Group (other than the Company Group GP Entities), and (iii) be calculated net of Restricted Cash.

“CEA” shall mean the Commodity Exchange Act of 1936, as amended, and the rules and regulations promulgated thereunder.

“Choate” has the meaning set forth in Section 15.17(a). “Claim” has the meaning set forth in Section 15.14(a)(v). “Client Consents” means:

(i) with respect to an Advisory Client (other than a TB Fund) that is party to a Company Group Investment Contract requiring (by its terms and/or under Applicable Laws) written or “express” consent to the deemed assignment of such Company Group Investment Contract resulting from the transactions contemplated by this Agreement, that such Advisory Client has provided written Consent to such deemed assignment of such Company Group Investment Contract resulting from the transactions contemplated by this Agreement, and such Consent remains in effect as of the Closing;

(ii) with respect to an Advisory Client (other than a TB Fund) that is a party to a Company Group Investment Contract that does not prohibit (by its terms or under Applicable Laws) the use of “negative consent” to the deemed assignment of such Company Group Investment Contract, that such Advisory Client has been sent a written notification and consent letter as contemplated in Section 8.4, and such Advisory Client has not for a period of at least forty-five (45) days (or such shorter period specified in such Company Group Investment Contract) following receipt of such letter (or otherwise prior to the Closing) communicated to the Company Group objections (or otherwise affirmatively declined to give its Consent) to the deemed assignment of such Company Group Investment Contract resulting from the transactions contemplated by this Agreement, and such Consent remains in effect as of the Closing; and

(iii) with respect to an Advisory Client that is a TB Fund (A) that approval has been obtained in the manner required by the partnership agreement or other governing document of such TB Fund or (B) in the event the partnership agreement or other governing document of such TB Fund does not address such approval, that (1) the general partner or managing member (or equivalent) of such TB Fund has provided written Consent to the deemed assignment of the applicable Company Group Investment Contract resulting from the transactions contemplated by this Agreement, and such Consent remains in effect as of the Closing and (2) for a period of at least forty-five (45) days following receipt of the written notification and consent letter as contemplated by Section 8.4, a majority-in-interest of the investors of such TB Fund (determined by reference to their capital account balance or share ownership of such TB Fund, as applicable) have not communicated to any member of the Company Group objections to the general partner’s granting of the Consent described in clause (A).

“Client Revenue” means the sum of the Revenue Run Rates with respect to each Advisory Client.

“Closing” has the meaning set forth in SECTION 4.

“Closing Date” has the meaning set forth in SECTION 4.

“Closing Statement” has the meaning set forth in Section 3.2(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in Preamble hereto.

“Company Equity Rights” has the meaning set forth in Section 5.6(b).

“Company Financial Statements” has the meaning set forth in Section 5.7.

“Company Formation Documents” has the meaning set forth in Section 5.1.

“Company Fundamental Representations” shall mean the representations and warranties set forth in Section 5.1, Section 5.5, Section 5.6 and Section 5.28.

“Company Group” shall mean the Company, the Company Group GP Entities and any other direct or indirect Subsidiary of the Company. It is understood that the Company Group does not include the entities listed as Other Entities on Schedule 5.6(a)(ii).

“Company Group Affiliate Contract” shall mean any contract between or among (i) any Seller or any Affiliate of any Seller (including the Seller Owner), on the one hand, and (ii) any member of the Company Group or otherwise in respect of the Company Group Business, on the other hand, other than this Agreement, the Company Formation Documents or any limited partnership agreement or limited liability company agreement (or equivalent) of any Company Group GP Entity or any TB Fund.

“Company Group Business” shall mean the business conducted by the Company Group as of the date hereof.

“Company Group ERISA Affiliate” has the meaning set forth in Section 5.18(c).

“Company Group GP Entities” shall mean each Person that is the general partner or managing member (or equivalent) of any TB Fund, including but not limited to the entities listed as Company Group GP Entities on Schedule 5.6(a)(ii), and each of their respective Subsidiaries.

“Company Group Investment Contract ” shall mean any contract, agreement, instrument or understanding, whether oral or written, relating to the rendering of Investment Management Services to any Person by any member of the Company Group including, for the avoidance of doubt, (i) the limited partnership agreement or limited liability company agreement (or equivalent) of any TB Fund and (ii) any side letter with any investor in any TB Fund, but excluding any Company Group Portfolio Contract and any subscription agreement entered into between a TB Fund and any investor in a TB Fund.

“Company Group IP” has the meaning set forth in Section 5.13(c).

“Company Group Lease” has the meaning set forth in Section 5.11(a).

“Company Group Leased Real Property” has the meaning set forth in Section 5.11(a).

“Company Group Licenses and Permits” has the meaning set forth in Section 5.14.

“Company Group Listed Intellectual Property” has the meaning set forth in Section 5.13(a).

“Company Group Material Adverse Effect ” shall mean any effect, change, circumstance, event, development, occurrence or condition that, individually or taken together with any other effect, change, circumstance, event, development, occurrence or condition, has had or would be reasonably likely to have a material adverse effect on (i) the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company Group, taken as a whole; provided, however, that in determining whether there has been a Company Group Material Adverse Effect, any effect, change, circumstance, event, development, occurrence or condition to the extent resulting from, relating to or arising out of any of the following shall be disregarded: (A) general United States or international economic conditions or conditions generally affecting the industry in which the Company Group operates; (B) any change in the credit, debt, financial, banking, securities, currency or capital markets in general (whether in the United States or any other country or in any international market) or in interest or exchange rates (including any disruption thereof and any decline in the price of any security or any market index); (C) any pandemic, national disaster, national or international political or social conditions, including but not limited to the engagement in hostilities by the United States, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or natural or man-made disaster or acts of God; (D) changes in Applicable Laws and/or Investment Laws and Regulations, GAAP or accounting rules; (E) any failure by any member of the Company Group to meet any projections, forecasts or estimates of revenue or earnings (as distinguished from any event that caused such failure); or (F) the identity of the Buyer Group or the announcement of the execution of this Agreement, the Ancillary Agreements, the transactions contemplated hereby or thereby or the Buyer Group’s disclosure of its plans or intentions with respect to the conduct of the business of the Company Group after the Closing (including, in each case, the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, vendors, partners, employees or Governmental Entities); provided, further, that, with respect to clauses (A) to (F), the impact of such effect, change, circumstance, event, development, occurrence or condition is not disproportionately adverse to the Company Group, taken as a whole, as compared to other similarly situated companies engaged in the same business as the Company Group or (ii) the ability of the Company Group to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party.

“Company Group Material Contract” has the meaning set forth in Section 5.17(b).

“Company Group Plans” has the meaning set forth in Section 5.18(a).

“Company Group Portfolio Contract” shall mean any contract, agreement or instrument relating to any investment by any Advisory Client, to which no member of the Company Group is a party.

“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company.

“Company Pension Plan” means the TrueBridge Capital Cash Balance Plan.

“Company 401(k) Plan” means the TrueBridge Capital 401(k) Plan.

“Competitive Activity” has the meaning set forth in Section 8.7(b)(ii).

“Competitive Enterprise” has the meaning set forth in Section 8.7(b)(iii).

“Confidential Information” has the meaning set forth in Section 15.8(a).

“Consent” has the meaning set forth in Section 5.4.

“Consenting Client Revenue Run Rate” means the sum of the Revenue Run Rates with respect to each Advisory Client for which Client Consent has been obtained (and remains in effect) as of the Closing.

“Consenting Percentage” means a fraction, the numerator of which is the Consenting Client Revenue Run Rate, and the denominator of which is the Base Revenue Amount, expressed as a percentage.

“Continuing Employee” has the meaning set forth in Section 9.3(a).

“Contracts” means all written or oral agreements, contracts, leases, subleases, purchase orders, arrangements, letters of credit, guarantees, commitments and obligations, in each case, to the extent legally binding.

“Debt Commitment Letter” has the meaning set forth in Section 7.31(a).

“Debt Financing” has the meaning set forth in Section 7.31(a).

“Debt Financing Agreements” has the meaning set forth in Section 9.7(a).

“Debt Financing Commitment” has the meaning set forth in Section 7.31(a).

“Debt Financing Source” has the meaning set forth in Section 7.31(a).

“Debt Financing Source Parties” means, collectively, the Debt Financing Source, its Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing; provided, that the Buyer Group (or any of its Affiliates) shall not be deemed to be “Debt Financing Source Parties”.

“Disputed Item” has the meaning set forth in Section 3.2(c).

“Employment Agreement” has the meaning set forth in the Recitals hereto.

“Environmental Laws” has the meaning set forth in Section 5.22.

“Equityholders Agreement Amendment” has the meaning set forth in the Recitals.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations of the Department of Labor promulgated thereunder.

“Estimated Cash” has the meaning set forth in Section 3.1(b).

“Estimated Closing Amount” has the meaning set forth in Section 3.1(a).

“Estimated Closing Statement” has the meaning set forth in Section 3.1(b).

“Estimated Indebtedness” has the meaning set forth in Section 3.1(b).

“Estimated Net Working Capital” has the meaning set forth in Section 3.1(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 3.1(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fee Letters” has the meaning set forth in Section 7.31.

“FFCRA” means the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020).

“Final Cash” has the meaning set forth in Section 3.2(b).

“Final Closing Amount” has the meaning set forth in Section 3.2(a).

“Final Indebtedness” has the meaning set forth in Section 3.2(b).

“Final Net Working Capital” has the meaning set forth in Section 3.2(b).

“Final Transaction Expenses” has the meaning set forth in Section 3.2(b).

“Fraud” means actual or intentional fraud with respect to the making of a representation or warranty by a party in this Agreement. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Fundamental Representations” shall mean the Company Fundamental Representations, the Seller Fundamental Representations and the Buyer Fundamental Representations.

“GAAP” shall mean U.S. generally accepted accounting principles applied on a consistent basis.

“Governmental Entity” shall mean any federal, state or local governmental, regulatory or other public body, agency, commission, department, branch, division, subdivision, bureau, audit group, procuring office or authority (including self-regulatory organizations), court, tribunal, domestic or foreign, including the employees or agents thereof.

“Guarantor” has the meaning set forth in the Preamble.

“Guarantor Financial Statements” has the meaning set forth in Section 7.6.

“Guarantor Interim Balance Sheet” has the meaning set forth in Section 7.6.

“Guarantor Organizational Documents” has the meaning set forth in Section 7.1.

“HSR Act” has the meaning set forth in Section 5.4.

“Indebtedness ” shall mean, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, make whole premiums, breakage costs or premiums, prepayment penalties of similar fees, costs and charges payable as a result of the full repayment thereof or the consummation of the transactions contemplated by this Agreement) arising under, any obligations of any member of the Company Group (other than the Company Group GP Entities) consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) the redemption value of or value of payments required to terminate, as applicable, all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by any such Person, whether periodically or upon the happening of a contingency, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by any such Person, (v) all obligations under any leases required to be capitalized in accordance with GAAP, (vi) all indebtedness secured by any Lien on any property or asset owned or held by any such Person, (vii) all earn-out payments, installment payments or other payments of deferred or contingent purchase price relating to any acquisition of the assets or securities of any Person, (viii) all deferred capital expenditures, (ix) all liabilities with respect to any current or former employee, officer or director of any member of the Company Group (other than the Company Group GP Entities) that arise before or on the Closing Date, including all unfunded liabilities with respect to the Company Pension Plan or the Company 401(k) Plan, accrued but unpaid profit sharing or phantom equity obligations, compensation, deferred compensation and vacation and paid time off obligations, all workers’ compensation claims and any liability in respect of accrued but unpaid bonuses, (x) all amounts payable by any member of the Company Group (other than the Company Group GP Entities) to the Seller Owners (excluding compensatory amounts payable to the Seller Owners in their capacity as employees of the Company), (xi) any underfunded liabilities under the Company Pension Plan and (xii) all obligations of others referred to in the foregoing clauses (i) through (xi) guaranteed directly or indirectly in any manner by such Person. Notwithstanding the foregoing, “Indebtedness” shall not include any (x) undrawn letters of credit, or (y) amounts included as Transaction Expenses or any Taxes or any amounts included in the calculation of Net Working Capital.

“Indemnified Party” has the meaning set forth in Section 11.5(a).

“Indemnified Taxes” shall mean, without duplication, (i) all Taxes of the Seller Owners or the Sellers that are assessed or collected against any member of the Buyer Group (including the Company Group (other than the Company Group GP Entities) after the Closing) with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, (ii) any Taxes of any member of the Company Group (or any other entity in which the Company directly or indirectly holds or held any economic interest (but only to the extent of such economic interest) that is classified as equity for U.S. federal income tax purposes), excluding the Company Group GP Entities, with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, determined in accordance with Section 10.2(c) (treating, for the avoidance of doubt, any Taxes of the Company (or such other entity) that are attributable to events, payments or transactions that occurred prior to the Closing but the payment and/or liability for which have been deferred pursuant to any Pandemic Response Law, as Taxes described in this clause (ii)), (iii) Transfer Taxes for which any Seller Owner or Seller is responsible under this Agreement, (iv) the unpaid Taxes of any Person imposed on any member of the Company Group (or any other entity in which the Company directly or indirectly holds any economic interest (but only to the extent of such economic interest) that is classified as equity for U.S. federal income tax purposes), excluding the Company Group GP Entities, under applicable Law as a transferee or successor, or by contract the principal subject of which is Taxes, which Taxes relate to an event or transaction occurring before the Closing and (v) any Taxes imposed on any member of the Company Group (other than the Company Group GP Entities) resulting from the transactions contemplated by Section 8.10 (including, for the avoidance of doubt, any Taxes of any other Person that a member of the Company Group (other than the Company Group GP Entities) is required to pay or bear pursuant to any contractual arrangement entered into in order to implement the transactions contemplated by Section 8.10; provided, that (A) any Taxes that were specifically taken into account as Indebtedness or a liability in the calculation of the Net Working Capital or as Transaction Expenses, in each case in a manner and solely to the extent that such Taxes actually reduced the Final Closing Amount, and (B) any Taxes attributable to actions taken on the Closing Date and after the Closing outside of the ordinary course of business, shall not be Indemnified Taxes.

“Indemnifying Party” has the meaning set forth in Section 11.5(a).

“Intellectual Property” shall mean all administrative and legal rights relating to the following owned, used or held for use in the Company Group Business (with respect to the Company Group) or the Buyer Group Business (with respect to the Buyer Group) anywhere in the world: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof, (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how (including with respect to investment processes), software, proprietary models, technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing, (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world, (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith, (vi) all databases and data collections and all rights therein throughout the world, (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, (viii) all Internet addresses, sites and domain names and numbers and (ix) the Company Group Listed Intellectual Property (with respect to the Company Group) or the Buyer Group Listed Intellectual Property (with respect to the Buyer Group).

“Interests” shall have the meaning set forth in the Recitals hereto.

“Interim Balance Sheet” has the meaning set forth in Section 5.7.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“Investment Laws and Regulations” has the meaning set forth in Section 5.15(a).

“Investment Management Services” shall mean investment management or investment advisory services, including sub-advisory services, administrative services, underwriting, distribution or marketing services or any other services related to the provision of investment management or investment advisory services including any similar services deemed to be “investment advice” pursuant to the Advisers Act.

“IRS” shall mean the Internal Revenue Service.

“Knowledge ” shall mean, (i) in the case of the Company, the actual knowledge, after reasonable inquiry, of any Seller Owner, (ii) in the case of the Buyer, the actual knowledge, after reasonable inquiry, of Robert H. Alpert, C. Clark Webb, William F. Souder, Jr. and Jeff Gehl, (iii) in the case of TCF, the actual knowledge, after reasonable inquiry, of Poston and (iv) in the case of MAW, the actual knowledge, after reasonable inquiry, of Williams.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), option, easement, right of first refusal, adverse claim, conditional sale agreement, claim, charge, limitation or restriction, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Losses” shall mean any liability, damage, interest, loss, fine, penalty, cost, expense, judgment, settlement, award, interest or expenses, including reasonable fees and expenses of counsel and reasonable expenses of investigation, preparing or defending the foregoing.

“MAW” has the meaning set forth in the Preamble hereto.

“Net Working Capital” shall mean an amount, without duplication, equal to (i) the current assets of the Company Group (other than the Company Group GP Entities) (excluding assets included in the determination of Cash) minus (ii) the current liabilities of the Company Group (other than the Company Group GP Entities) (excluding liabilities included in the determination of Cash, Indebtedness and Transaction Expenses), in each case as of the Reference

Time, as determined in accordance with GAAP in a manner consistent with the example on Schedule 3.1(b). For the avoidance of doubt, the determination of Net Working Capital and the preparation of the Closing Statement will take into account only those components (i.e., only those line items) and adjustments reflected on Schedule 3.1(b).

“NOLs” has the meaning set forth on Section 7.9(b).

“Non-Management Fee Economics” has the meaning set forth in Section 8.10.

“Outside Date” has the meaning set forth in Section 14.1(e).

“P10 Entity” has the meaning set forth in Section 8.7(b)(i).

“Pandemic Response Laws” means the CARES Act, the FFCRA, and any other similar or additional federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Payoff Letters” has the meaning set forth in Section 13.6.

“Performance Records” has the meaning set forth in Section 5.12(b).

“Permitted Liens ” shall mean (i) Liens for utilities, current Taxes or assessments or other governmental charges not yet due and payable or that are being diligently contested in good faith by appropriate proceedings and, for which adequate reserves (in accordance with GAAP) have been established, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business not yet due and payable, (iii) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (iv) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (v) Liens arising under protective filings, (vi) Liens in favor of a banking institution arising as a matter of Applicable Law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry, (vii) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Company Group Leased Real Property (with respect to the Company Group) or the Buyer Group Leased Real Property (with respect to the Buyer Group), as applicable, which are not violated by the current use and operation of the Company Group Leased Real Property (with respect to the Company Group) or the Buyer Group Leased Real Property (with respect to the Buyer Group), respectively, (viii) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to the Company Group Leased Real Property (with respect to the Company Group) or the Buyer Group Leased Real Property (with respect to the Buyer Group), as applicable, which do not materially impair the occupancy or use of the Company Group Leased Real Property (with respect to the Company Group) or the Buyer Group Leased Real Property (with respect to the Buyer Group), respectively, for the purposes for which it is currently used or proposed to be used in connection with the Company Group Business or the Buyer Group Business, respectively, (ix) public roads and highways, (x) purchase money Liens and Liens securing rental payments under capital lease arrangements, (xi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, and (xii) Liens on the ownership or transfer of securities arising under applicable Law.

“Person” shall mean any individual, corporation, company, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Post-Closing Adjustment Amount” means an amount equal to (a) the Final Closing Amount minus (b) the Estimated Closing Amount.

“Poston” has the meaning set forth in Preamble hereto.

“Pre-Closing Tax Period” means any taxable period ending at or before the close of the Closing Date.

“Principles” shall mean (i) GAAP applied on a consistent basis consistent with (ii) the accounting methods, practices, and principles (including classification and estimation methodologies) used by the Company Group in the preparation of the most recent unaudited Company Financial Statements, specifically the use of cash basis accounting (collectively, the “Company Accounting Principles”); provided, that in the event of a conflict between GAAP and the Company Accounting Principles, the Company Accounting Principles shall prevail. Without limiting the foregoing, all determinations made hereunder as of the Reference Time shall be made without taking into account the transactions contemplated by this Agreement.

“R&W Insurer” shall mean AIG Specialty Insurance Company.

“R&W Policy” shall mean that certain representations and warranties insurance policy issued by the R&W Insurer to the Buyer.

“Reduced Coverage Losses” has the meaning set forth in Section 11.4(c).

“Reference Time” shall mean 11:59 p.m. New York City time on the day before the Closing Date.

“Regulatory Agency” has the meaning set forth in Section 5.29.

“Related Client” shall mean any Advisory Client or investor in any TB Fund that is (i) any member of the Company Group, any Seller or any Seller Owner, (ii) a director, officer, shareholder, owner or employee of any member of the Company Group or a member of the immediate family of any such director, officer, shareholder, owner or employee, or (iii) a trust or collective investment vehicle in which any member of the Company Group is a holder of a beneficial interest.

“Related Party” shall mean, with respect to any specified Person, (i) any Affiliate of such specified Person, (ii) any Person who is a director, officer, general partner, managing member, employee, equityholder or in a similar capacity of such specified Person or any of its Affiliates and (iii) any other Person who holds, individually or together with such other Person’s Affiliates and any members of such other Person’s immediate family, directly or indirectly, more than 10% of the outstanding equity or ownership interests of such specified Person.

“Representative” means, with respect to a particular Person, any director, manager, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Restricted Cash” means all Cash that is not freely useable and available to the Company Group (other than the Company Group GP Entities) because it is subject to restrictions or limitations on use or distribution either by contract or for regulatory or legal purposes.

“Restricted Period” has the meaning set forth in Section 8.7(b)(i).

“Restrictive Covenants” has the meaning set forth in Section 8.7(a).

“Revenue Run Rate” means, with respect to an Advisory Client, the amount set forth on Schedule 5.24 across from such Advisory Client’s name, which represents the aggregate annualized fees (whether based on fixed fee, minimum fee, asset-based or other arrangements, but excluding carried interest, and net of any applicable fee waivers, reimbursements or similar offsets) payable by such Advisory Client pursuant to the applicable Company Group Investment Contract as estimated for the 2020 calendar year.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Deductible” means $1,000,000.

“Seller Fundamental Representations” shall mean the representations and warranties set forth in Section 6.1, Section 6.4 and Section 6.6.

“Seller Owner” has the meaning set forth in the Preamble hereto.

“Seller Percentage” shall mean, with respect to each Seller, the percentage set forth on Schedule 5.6(a)(i).

“Seller Released Claim” has the meaning set forth in Section 9.6(a).

“Seller Released Person” has the meaning set forth in Section 9.6(a).

“Seller Releasing Person” has the meaning set forth in Section 9.6(a).

“Seller Representative” shall mean (i) as of the date hereof, TCF and MAW acting together and (ii) if, at any time following the date hereof, any Person replaces TCF and MAW as the representative of the Sellers hereunder in accordance with the terms of this Agreement, such Person.

“Sellers” has the meaning set forth in the Preamble hereto.

“Series D Preferred Units” means the Series D Preferred Units representing limited liability company interests in the Buyer and having the rights and privileges as set forth in the Buyer LLC Agreement.

“Side Letter Agreement” has the meaning set forth in the Recitals hereto.

“Special Losses” has the meaning set forth in Section 11.4(c).

“SRO” has the meaning set forth in Section 5.29.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiaries” shall mean, with respect to any Person, any corporation, association or other business entity of which (i) more than fifty percent (50%) of the total voting power of shares of stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereto is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) such first Person or its Subsidiary is a general partner or managing member; provided, that (x) the TB Funds shall not be deemed to be Subsidiaries of the Company Group and (y) the Buyer Group Funds shall not be deemed to be Subsidiaries of the Buyer Group.

“Target Working Capital” means zero ($0).

“Tax” or “Taxes” shall mean (i) any taxes, fees, and similar assessments imposed by any Taxing Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, sales, use, real property, personal property (tangible and intangible), stamp, user, excise, duty, franchise, capital stock, transfer, registration, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, or other similar charge (including, for the avoidance of doubt and without limitation, any “imputed underpayment” within the meaning of Section 6225 of the Code), and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Taxing Authority” shall mean the IRS or any Governmental Entity responsible for the imposition or collection of any Tax.

“TB Fund” shall mean any investment vehicle for which any member of the Company Group, directly or indirectly, provides Investment Management Services or serves as the sponsor, general partner, managing member, or in any similar capacity (including any master or feeder fund, parallel fund, fund of one or other alternative investment vehicle or third party co-investment vehicle, but excluding any “separate account clients”).

“TB Fund Financial Statement” has the meaning set forth in Section 5.27(f).

“TB Organization” has the meaning set forth in Section 5.31.

“TCF” has the meaning set forth in the Preamble hereto.

“Third-Party Claim” has the meaning set forth in Section 11.5(b).

“Transaction Expenses” shall mean (i) all fees and expenses payable to the legal, financial and other advisors and accountants of the Company Group, in each case to the extent (A) unpaid as of the Closing and (B) related to the transactions contemplated by this Agreement, (ii) to the extent payable by any member of the Company Group or any Person that any member of the Company Group is legally obligated to pay or reimburse, any transaction bonus, discretionary bonus, retention, “stay put” or other similar compensatory payments, or severance, change in control, termination or similar amounts, payable to any current or former employee, manager, consultant or other service provider of any member of the Company Group as a result of the transactions contemplated by this Agreement, including the employer portion of any employment or payroll Taxes payable with respect thereto (any of the payments described in this clause (ii) that are triggered by a termination of employment by any member of the Company Group after the Closing shall not be a Transaction Expense) (such amounts under this clause (ii), collectively, the “Sale Bonuses”), (iii) the cost of the insurance policy contemplated by Section 9.3(c), (iv) one-half of the premium and other costs in obtaining the R&W Policy, not to exceed $150,000 and (v) all costs, fees and expenses incurred by any member of the Company Group in connection with each consent sought pursuant to Section 8.2 and Section 8.4. Notwithstanding the foregoing, Transaction Expenses shall not include any amount paid by any member of the Company Group on the Closing Date in respect of Estimated Transaction Expenses under Section 3.1(h).

“Transaction Expenses Wire Instructions” has the meaning set forth in Section 13.6.

“Transfer Taxes” has the meaning set forth in Section 10.1.

“Ultimate GP” means the Person(s) that, directly or indirectly, exercises control over any Company Group GP Entity, including but not limited to, a Company Group GP Entity’s general partner, manager or managing member (or equivalent).

“Undisputed Item” has the meaning set forth in Section 3.2(c).

“Williams” has the meaning set forth in Preamble hereto.

“Willful Breach ” means an action or failure to act by one of the parties hereto that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge or intention that such action or failure to act could reasonably be expected to constitute a breach of this Agreement, and such breach (i) resulted in, or contributed to, the failure of any of the conditions set forth in Section 12 or Section 13, as applicable, to be satisfied or (ii) resulted in, or contributed to, the Closing not being consummated at the time the Closing would have occurred pursuant to Section 4.

(b) Interpretation.

(i) The words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof. All instances of the words “include,” “includes” or “including” in this Agreement shall be deemed to be followed by the words “without limitation.”

(ii) References to $ will be references to United States Dollars.

(iii) A reference to any Person in this Agreement or any other agreement or document shall include such Person’s predecessors-in-interest, successors and permitted assigns.

(iv) Except as otherwise specifically indicated herein, each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP.

(v) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(vi) The parties hereto are each represented by legal counsel and have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(vii) Any document or item will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item (a) is included in the electronic data room, (b) actually delivered or provided to the Buyer or any of its Representatives, in each case, at least two (2) days prior to the date hereof or the Closing, as applicable or (c) actually delivered or provided to the Seller Representative or any of his Representatives, in each case, at least two (2) days prior to the date hereof or the Closing, as applicable.

SECTION 2.

PURCHASE AND SALE OF INTERESTS.

2.1 Purchase and Sale. Subject to the terms and conditions herein set forth, each Seller shall sell, convey, transfer, assign and deliver the Interests held by such Seller to the Buyer, and the Buyer shall purchase and accept such Interests from such Seller, at the Closing, in each case, free and clear of any Liens (other than generally applicable restrictions on transfer under Applicable Law).

2.2 Withholding Rights. The Buyer shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts of Tax as it is required by applicable law to deduct and withhold with respect to the making of such payment to such Person. All amounts that are deducted or withheld by the Buyer and paid over to or deposited with the relevant Taxing Authority by the Buyer shall be treated for all purposes of this Agreement as having been paid to the Sellers. If the Buyer determines any withholding is required with respect to any payment under this Agreement, the Buyer shall use reasonable best efforts to notify the Seller Representative of any such withholding requirement at least ten (10) Business Days prior to the date such withholding is required to be made and to cooperate in good faith with the Sellers to seek to reduce the amount of, or eliminate the necessity for, such withholding (including by each Seller providing the Buyer with a validly executed IRS Form W-9).

SECTION 3.

PURCHASE PRICE.

3.1 Closing Purchase Price.

(a) “Estimated Closing Amount” shall mean:

(i) Ninety Four Million, Three Hundred Fifty Thousand Dollars ($94,350,000) (the “Base Consideration”), provided, however, that if the Consenting Percentage is less than ninety-five percent (95%), the Base Consideration shall be reduced to an amount equal to (A) the Consenting Percentage or eighty-five percent (85%), whichever is higher, multiplied by (B) $94,350,000;

(ii) reduced by the amount, if any, by which Estimated Net Working Capital is less than the Target Working Capital,

(iii) increased by the amount, if any, by which Estimated Net Working Capital is greater than the Target Working Capital,

(iv) reduced by the Estimated Cash, if Estimated Cash is a negative number,

(v) increased by the Estimated Cash, if Estimated Cash is a positive number,

(vi) reduced by the amount of the Estimated Indebtedness, and

(vii) reduced by the Estimated Transaction Expenses.

(b) On or before the date which is two (2) days prior to the date on which the Closing is scheduled to occur, the Seller Representative shall prepare and deliver to the Buyer (i) a good faith estimate of the (A) Net Working Capital (“Estimated Net Working Capital”), (B) Cash (“Estimated Cash”), (C) Indebtedness (“Estimated Indebtedness”) and (D) Transaction Expenses (“Estimated Transaction Expenses”), in each case as of the Reference Time and determined in accordance with GAAP and, with respect of clause (A), in a manner consistent with the example on Schedule 3.1(b), (ii) a schedule of the recipients and amounts of Sale Bonuses payable at

Closing, and (iii) a balance sheet of the Company as of the Reference Time and prepared in accordance with the Principles, together with such additional schedules and data as may be appropriate to support the calculations of the items described in (A) through (D) of Section 3.1(b)(i) and Section 3.1(b)(ii) (items (i), (ii) and (iii), collectively, the “Estimated Closing Statement”). For illustrative purposes only, attached as Schedule 3.1(b) is a spreadsheet illustrating the calculation of Net Working Capital as of August 14, 2020. For purposes of the Estimated Closing Statement and the determination of the Estimated Closing Amount, Estimated Net Working Capital shall be calculated in a manner consistent with the calculation of Net Working Capital set forth in Schedule 3.1(b). The calculation of Estimated Net Working Capital, Estimated Cash, Estimated Indebtedness and Estimated Transaction Expenses shall not include or take into account any action taken or committed to by the Buyer Group or any action taken or committed to by the Company Group following the Closing.

(c) Following the delivery of the Estimated Closing Statement to the Buyer, the Company shall provide the Buyer with reasonable access at reasonable times to copies of the work papers and other books and records of the Company Group and its senior executive employees to the extent related to the preparation of the Estimated Closing Statement for purposes of assisting the Buyer in its review of the Estimated Closing Statement.

(d) On the Closing Date, the Buyer shall pay, or cause to be paid, to each Seller, an amount of cash, by wire transfer of immediately available funds, equal to such Seller’s Seller Percentage of the Estimated Closing Amount.

(e) On the Closing Date, the Buyer shall pay, or cause to be paid, to each Person entitled thereto, an amount of cash, by wire transfer of immediately available funds, equal to the Estimated Indebtedness, in each case, as set forth in the Payoff Letters delivered pursuant to this Agreement.

(f) On the Closing Date, the Buyer shall pay, or cause to be paid, (i) to each Person entitled thereto, an amount of cash, by wire transfer of immediately available funds, equal to Estimated Transaction Expenses (other than the Sale Bonuses), in each case, in accordance with the Transaction Expenses Wire Instructions delivered pursuant to this Agreement; and (ii) to the Company, an amount equal to the total amount of the Sale Bonuses, each of which amounts shall be paid at the Closing by the Company (less applicable Tax withholdings) in the amounts and to the recipients set forth on the schedule to be delivered by the Company in clause (ii) of the Estimated Closing Statement.

(g) On the Closing Date, the Buyer shall deliver to each Seller such Seller’s Seller Percentage of 28,590,910 Series D Preferred Units, provided, however, that if the Consenting Percentage is less than ninety-five percent (95%), the number of Series D Preferred Units shall be reduced to an amount equal to (A) the Consenting Percentage or eighty-five percent (85%), whichever is higher, multiplied by (B) 28,590,910.

3.2 Post-Closing Closing Payment Adjustments.

(a) “Final Closing Amount” shall mean the following, as finally determined pursuant to this Section 3.2:

(i) the Base Consideration (subject, for the avoidance of doubt, to any adjustments pursuant to the proviso in Section 3.1(a)(i));

(ii) reduced by the amount, if any, by which Final Net Working Capital is less than the Target Working Capital,

(iii) increased by the amount, if any, by which Final Net Working Capital is greater than the Target Working Capital,

(iv) reduced by the amount of Final Cash, if Final Cash is a negative number,

(v) increased by the amount of Final Cash, if Final Cash is a positive number,

(vi) reduced by the amount of the Final Indebtedness, and

(vii) reduced by the amount of Final Transaction Expenses.

(b) As promptly as practicable following the Closing, but in any event no later than forty-five (45) days after the date of the Closing, the Buyer shall prepare and deliver to the Seller Representative (i) a written report setting forth (A) Net Working Capital (“Final Net Working Capital”), (B) Cash (“Final Cash”), (C) Indebtedness (“Final Indebtedness”) and (D) Transaction Expenses (“Final Transaction Expenses”), in each case, as of the Reference Time and in accordance with GAAP and, with respect to clause (A), in a manner consistent with the example on Schedule 3.1(b), and (ii) a balance sheet of the Company as of the Reference Time and in accordance with the Principles, together with such additional schedules and data as may be appropriate to support the calculations of the items described in clauses (A) through (D) of Section 3.2(b)(i) and Section 3.2(b)(ii) (items (i)-(ii), collectively, the “Closing Statement”). As provided for in Section 3.2(c), the Closing Statement shall be subject to review by the Seller Representative. For purposes of the Closing Statement, the Final Net Working Capital shall be calculated in a manner consistent with the calculation of Net Working Capital set forth in Schedule 3.1(b). The parties agree that the determination of Estimated Closing Amount and Final Closing Amount will be without any change in or introduction of any new reserves, and without duplication to any items counted in such determination. The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies other than those used in the sample calculation set forth on Schedule 3.1(b). The calculation of Final Net Working Capital, Final Cash, Final Indebtedness and Final Transaction Expenses shall not include or take into account any action taken or committed to by the Buyer Group following the Closing (which, for the avoidance of doubt, includes the Company Group).

(c) From and after the delivery of the Closing Statement, the Seller Representative will be entitled to reasonable access at reasonable times during normal business hours to the relevant employees, records and working papers of the Buyer Group and/or the accountants, if any, assisting the Buyer in the preparation of the Closing Statement to aid in their review thereof. The Seller Representative may dispute the Closing Statement or the calculations of the amounts set forth therein by notifying the Buyer in writing (a “Dispute Notice”) of any such disputed amounts or calculations and setting forth, in reasonable detail, the basis for such dispute and alternative calculations with respect to the items or amounts with which it disagrees (each, a “Disputed Item”) within forty-five (45) days of the Seller Representative’s receipt of the Closing Statement from the Buyer. Any item or amount not objected to in the Dispute Notice (an “Undisputed Item”) shall become final and binding on the parties for purposes of this Agreement, except to the extent that an adjustment to a Disputed Item made in accordance with this Section 3.2 requires an offsetting adjustment to be made to an Undisputed Item. If the Buyer disputes a Disputed Item, then the Seller Representative and the Buyer shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following the date on which the Seller Representative delivers the Dispute Notice to Buyer, any such Disputed Item still remains disputed, then the Seller Representative and the Buyer shall submit such dispute to any independent, nationally recognized accounting firm as determined by the Buyer and the Seller Representative (the “Accounting Firm”), which shall, within thirty (30) days after such submission, determine and report to the Buyer and the Seller Representative upon such remaining Disputed Items or calculations, and such report shall be final, binding and conclusive on the Sellers and the Buyer; provided that (x) the Accounting Firm shall only be entitled to resolve those Disputed Items submitted to it for resolution (and any Undisputed Items or Disputed Items previously resolved between the Buyer and the Seller Representative that require an offsetting adjustment to be made in connection with the resolution of such Disputed Items), (y) the Accounting Firm shall make its determination based solely on the presentations and supporting material provided by the Buyer and the Seller Representative and not pursuant to any independent review and (z) in no event shall the Accounting Firm’s determination of such remaining Disputed Items or calculations be for an amount that is greater than the greatest value for such item claimed by the Buyer or the Seller Representative or less than the smallest value for such item claimed by the Buyer or the Seller Representative. The Accounting Firm shall deliver to the Buyer and the Seller Representative, as promptly as practicable and in any event shall endeavor to do so within thirty (30) days after its appointment, a written report (i) setting forth (x) the resolution of each Disputed Item submitted to it and (y) any adjustments that are required to be made to any Undisputed Items or Disputed Items previously resolved between the Buyer and the Seller Representative to reflect such resolution and (ii) containing a revised Closing Statement reflecting the foregoing (the “Accounting Firm Report”). The Closing Statement shall be deemed final upon the earliest of (i) the failure of the Seller Representative to notify the Buyer of a dispute within forty-five (45) days of the Seller Representative’s receipt of the Closing Statement from the Buyer, (ii) receipt by the Buyer of a notice from the Seller Representative stating that the Sellers accept the amounts and calculations set forth in the Closing Statement, (iii) the resolution of all Disputed Items pursuant to this Section 3.2(c) by the Seller Representative and the Buyer or (iv) the resolution of all Disputed Items pursuant to the Accounting Firm Report. The Buyer and the Seller Representative shall make reasonably available to the Accounting Firm all relevant books and records, as well as any documents or work papers used in the calculation of the Closing Statement (including those of the parties’ respective Representatives, to the extent applicable) and supporting documentation relating to such Closing Statement. The decision of the Accounting Firm shall be final and binding and the exclusive remedy of the parties with respect to any disputes arising with respect to the items set forth in the Closing Statement. The fees and expenses of the Accounting Firm shall be allocated to be paid by the Buyer, on the one hand, and/or the Seller Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the aggregate contested amount, as determined by the Accounting Firm.

(d) Following the resolution of any dispute concerning the Closing Statement in accordance with Section 3.2(c):

(i) if the Post-Closing Adjustment Amount is a positive number, then, within two (2) Business Days, the Buyer shall pay to each Seller such Seller’s Seller Percentage of the Post-Closing Adjustment Amount by wire transfer of immediately available funds to the account or accounts designated in writing by the Seller Representative; and

(ii) if the Post-Closing Adjustment Amount is a negative number, then within two (2) Business Days, each Seller shall pay such Seller’s Seller Percentage of the Post-Closing Adjustment Amount to the Buyer by wire transfer of immediately available funds to the account or accounts designated in writing by the Buyer.

(e) If, at any time within one hundred eighty (180) days after the Closing, a Client Consent that caused any downward adjustment in the Base Consideration or the number of Series D Preferred Units issued pursuant to Section 3.1(g) is obtained, then (i) the Buyer shall promptly (and in any event within ten calendar days) pay to each Seller such Seller’s Seller Percentage of the downward adjustment in Base Consideration attributable to the failure to obtain the applicable Client Consent prior to Closing (the amount of such downward adjustment, the “Recouped Amount”); and (ii) the Buyer shall automatically be deemed to have issued to each Seller such number of Series D Preferred Units equal to such Seller’s Seller Percentage of the Recouped Amount divided by $3.30 (and the applicable schedule to the Buyer LLC Agreement shall be promptly updated to reflect such additional units). The Series D Preferred Units issued pursuant to this Section 3.2(e) shall be deemed to have been issued as of the Closing Date for purposes of calculating distributions and allocations pursuant to Article 4 of the Buyer LLC Agreement. For all other purposes, the Series D Preferred Units issued pursuant to this Section 3.2(e) shall be deemed to have been issued as of the date of receipt of the Client Consent.

(f) If the Company collects management fees after the Closing relating to TrueBridge Seed & Micro-VC Fund I, L.P., then with respect to the portion of such management fees that are allocable to the pre-Closing period (based upon a straight-line method and the number of days in the applicable pre- and post-Closing periods for which the fee relates) (the “Pre-Closing Seed and Micro-VC Fee”), the Buyer shall promptly pay or cause to be paid to each Seller such Seller’s Seller Percentage of the Pre-Closing Seed and Micro-VC Fee.

(g) All payments made pursuant to Section 3.2 shall be treated as an adjustment to the Base Consideration for all purposes under this Agreement and by the parties for Tax purposes, unless otherwise required by Applicable Law.

SECTION 4.

CLOSING

The closing (the “Closing”) for the consummation of the transactions contemplated by this Agreement shall take place (a) at the offices of Gibson, Dunn & Crutcher LLP at 2001 Ross Avenue, Dallas, Texas 75201 at 10:00 a.m. Central Time on the third (3rd) Business Day following the day on which the last of the conditions to the obligations of the parties hereunder set forth in Section 12 and Section 13 hereof have been satisfied or waived (other than those conditions that are not capable of being satisfied until the Closing, but subject to the waiver in writing or satisfaction of such conditions) or (b) at such other place and time as may be mutually agreed to by the parties hereto (the “Closing Date”); provided, however, that the Closing shall not take place earlier than September 12, 2020.

SECTION 5.

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Schedules (provided, that any information disclosed in one section of such Schedules shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face), the Company hereby represents and warrants to the Buyer as follows:

5.1 Formation. Each member of the Company Group is duly formed or organized, validly existing and in good standing under the laws of the state of its formation or incorporation and has all requisite power and authority to own its properties and assets and to conduct its business as now conducted. Copies of the certificate of formation and the limited liability company agreement of the Company, together with all amendments thereto existing as of the date hereof (collectively, the “Company Formation Documents”), have been furnished to the Buyer, and such copies are accurate and complete as of the date hereof. The Company is not in violation of any of the provisions of the Company Formation Documents.

5.2 Qualification to Do Business. Each member of the Company Group is duly qualified to do business in its jurisdiction of organization and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business as currently conducted by it makes such qualification necessary, except where failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Company Group, taken as a whole.

5.3 No Conflict or Violation. The execution, delivery and performance by the Company of this Agreement does not and will not (a) violate or conflict with any provision of the Company Formation Documents, (b) violate any provision of law, or any order, judgment or decree of any court, arbitrator or other Governmental Entity, or (c) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of any member of the Company Group under, or result in the creation of any Lien on any property, asset or right of any member of the Company Group pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which any member of the Company Group is a party or by which any member of the Company Group or any of their properties, assets or rights are bound or affected, except, in the case of each of clauses (b) and (c) above, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.

5.4 Consents and Approvals. Except for any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Schedule 5.4 sets forth a true and complete list of (a) each consent, notice, waiver, authorization or approval (a “Consent”) of any Governmental Entity, (b) each Consent of any other Person required under any Company Group Material Contract and (c) each declaration to or filing or registration with any such Governmental Entity, in each case of clauses (a), (b) and (c), that is required in connection with the execution and delivery of this Agreement by the Company or the Ancillary Agreements to which the Company will be a party, the performance by the Company of its obligations hereunder or thereunder or the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company will be a party. No “fair price”, “interested shareholder”, “business combination” or similar provision of any state takeover law is applicable to the transactions contemplated by this Agreement or the Ancillary Agreements.

5.5 Authorization and Validity of Agreement. The Company has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it will be a party and to carry out its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which it will be a party and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action by the Sellers and the board of managers of the Company, and no other proceedings on the part of any member of the Company Group are necessary to authorize such execution, delivery and performance. This Agreement and each of the Ancillary Agreements to which it will be a party have been duly executed by the Company and constitute the Company’s valid and binding obligations, enforceable against it in accordance with the terms hereof and thereof, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.6 Capitalization and Related Matters; Equity Investments.

(a) Schedule 5.6(a)(i) sets forth the authorized, issued and outstanding Interests. The Sellers are the sole record, legal and beneficial owners of all of the issued and outstanding equity interests of the Company, free and clear of any Liens (other than generally applicable restrictions on transfer under Applicable Law). As of the date hereof, except as set forth on Schedule 5.6(a)(ii), the Company does not have any Subsidiaries. As of the Closing Date, except as set forth on Schedule 5.6(a)(ii), the Company will not have any Subsidiaries. Except as set forth on Schedule 5.6(a)(ii), no member of the Company Group, directly or indirectly, owns or holds any rights to acquire any capital stock or any other securities, interests or investments in any Person (other than another member of the Company Group or any TB Fund).

(b) All of the Interests (i) have been duly authorized and validly issued and are, as applicable, fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities and corporate laws. There are no securities convertible into or exchangeable for units or any other equity or ownership interests, no rights to subscribe for or to purchase or any options for the purchase of, and no agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, units or any other equity or ownership interests, or any units or securities convertible into or exchangeable for any membership interests or any other equity or ownership interests, or phantom units or other equity-like instruments, of the Company (collectively, the “Company Equity Rights”). The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the equityholders of the Company on any matter. No securities or other equity or ownership interests of the Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of Applicable Law, the Company Formation Documents or any contract to which the Company is a party or by which the Company is bound.

5.7 Financial Statements. The Company has heretofore furnished to the Buyer copies of (a) the unaudited balance sheet of the Company as of December 31, 2019, together with the related unaudited statement of profit and loss for the year ended December 31, 2019 and (b) the unaudited balance sheet of the Company as of the quarter ended June 30, 2020 (the “ Interim Balance Sheet”), together with the related unaudited statement of profit and loss for the quarter ended June 30, 2020 (all such financial statements referred to in clauses (a) and (b) above, the “Company Financial Statements”). The Company Financial Statements (i) are correct and complete in all material respects, (ii) except as set forth on Schedule 5.7(c), were prepared in accordance with the Principles, (iii) present fairly in all material respects the financial position, results of operations and changes in financial position of the Company as of such dates and for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of footnotes) and (iv) are prepared in accordance with the books of account and records of the Company in all material respects. The books of account and financial records of the Company Group are true and correct in all material respects and have been prepared and are maintained in accordance with sound accounting practice.

5.8 Absence of Certain Changes or Events. Except as set forth on Schedule 5.8, since the date of the Interim Balance Sheet,

(a) there has not been any Company Group Material Adverse Effect;

(b) the Company Group has in all material respects conducted its business only in the ordinary course consistent with past practice; and

(c) no member of the Company Group has taken any action that would, if it were to occur after the date hereof, require the consent of the Buyer under Section 8.1.

5.9 Tax Matters.

(a) Each member of the Company Group has filed (taking into account all extensions of time to file) all U.S. federal and state income Tax Returns and all other material Tax Returns that it was required to file, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes due and owing by any member of the Company Group (whether or not shown on any Tax Return) have been paid, except to the extent such amounts are being contested in good faith and have been adequately accrued and reserved against and entered on the books of the Company Group. No member of the Company Group is currently the beneficiary of any extension of time within which to file any Tax Return other than customary extensions that are automatically available. No written claim has been made within the past three (3) years by a Taxing Authority in a jurisdiction where any member of the Company Group does not file Tax Returns that such member of the Company Group is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Permitted Liens) upon the Interests or upon any of the assets of any member of the Company Group. Each member of the Company Group has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and filed.

(b) There is no material dispute or claim concerning any Tax liability of any member of the Company Group for which the Company Group has not made adequate provisions either (i) claimed or raised by any Taxing Authority in writing or (ii) to the Knowledge of the Company.

(c) No member of the Company Group (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) or as a transferee or successor by contract or Applicable Law, other than pursuant to a contract entered in the ordinary course of business the principal purpose of which does not relate to Taxes.

(d) No member of the Company Group is a party to or bound by any Tax allocation or Tax sharing agreement (other than an agreement entered into in the ordinary course of business not primarily related to Taxes and under which such member of the Company Group does not have any material liability for Taxes).

(e) At Closing, except as set forth on Schedule 5.9(e), no member of the Company Group will hold any direct or indirect interest classified as equity for U.S. federal income tax purposes in any other Person (other than, for the avoidance of doubt, any other member of the Company Group or any TB Fund or TB Fund’s direct or indirect investment).

(f) Each member of the Company Group is and has been at all times since its formation classified as a partnership for federal and applicable state income tax purposes.

(g) No member of the Company Group has (i) deferred any payment of Taxes otherwise due through any automatic extension or other grant of relief provided by a Pandemic Response Law, or (ii) sought any other Tax benefit from any applicable Governmental Entity related to any governmental response to COVID-19 (including any benefit provided or authorized by a Pandemic Response Law).

(h) No member of the Company Group will be required as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any “closing agreement” as described in section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Closing, (iv) any installment sale or open transaction disposition made prior to the Closing (for which there will not be a corresponding receipt of cash following the Closing), (v) the receipt of any prepaid revenue prior to the Closing, (vi) an election under section 108(i) of the Code or (vii) any installments owed under section 965(h) of the Code, to include any material item of income or exclude any material item of deduction for any taxable period (or portion thereof) beginning on or after the Closing Date that would not have otherwise so been included or excluded as the case may be.

(i) Each reference to a member of the Company Group in this Section 5.9 shall include references to any Person which merged with and into or liquidated into such member of the Company Group (or for which such member of the Company Group could have any transferee or successor liability).

Notwithstanding anything to the contrary stated elsewhere in this Agreement, (i) this Section 5.9 and Section 5.18 (insofar as it addresses Tax matters) contain the sole representations and warranties of the Company with respect to Tax matters, (ii) the representations and warranties in this Section 5.9 (other than Section 5.9(h)) may only be relied upon with respect to Pre-Closing Tax Periods of the members of the Company Group and the pre-Closing portion of the Straddle Periods of the members of the Company Group, and (iii) for purposes of this Section 5.9, the “Company Group” shall exclude the Company Group GP Entities.

5.10 Absence of Undisclosed Liabilities.

(a) Except as set forth on Schedule 5.10, the Company Group does not have any liabilities of the type that would be required under GAAP to be reflected or reserved against on a balance sheet, other than (i) liabilities set forth, disclosed, reflected or reserved for in the Company Financial Statements, (ii) obligations of future performance under any contracts set forth on a Schedule hereto and under other contracts entered into in the ordinary course of business that are not required to be listed on any Schedule to this Agreement, (iii) liabilities that will be included in the computation of the Post-Closing Adjustment Amount, (iv) liabilities incurred by or for the account of the Buyer Group, or (v) liabilities incurred by any member of the Company Group after the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice that would not reasonably be expected, individually or in the aggregate, to (x) be material to the Company Group, taken as a whole, or (y) have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby or perform its obligations hereunder.

(b) No member of the Company Group has entered into any undertaking, guarantee or similar agreement on behalf of any Company Group GP Entity, Seller or present or former employee, officer, or director of any member of the Company Group in respect of any capital commitment, capital contribution, return obligation (including in respect of capital contributions or “clawback” of carried interest), or other payment owed by such Company Group GP Entity, Seller or present or former employee, officer or director of any member of the Company Group.

5.11 Leases.

(a) No member of the Company Group owns any real property. Schedule 5.11(a) sets forth a list of all leases, licenses, permits, subleases and occupancy agreements, together with all amendments thereto, with respect to all real property in which any member of the Company Group has a leasehold interest, whether as lessor or lessee (each, a “Company Group Lease” and collectively, the “Company Group Leases” and the real property of which any member of the Company Group is a lessee is referred to herein as the “Company Group Leased Real Property”). The applicable member of the Company Group holds a valid leasehold or, as applicable, licensed interest in the Company Group Leased Real Property, free and clear of all Liens, other than Permitted Liens. No member of the Company Group has leased, subleased, assigned, licensed or otherwise granted to any Person the right to use or occupy any portion of the Company Group Leased Real Property. All Company Group Leases shall remain valid and binding in accordance with their terms following the Closing.

(b) No party to any Company Group Lease has given any member of the Company Group written notice of, or made a written claim with respect to, any breach or default, and, to the Knowledge of the Company, no event has occurred or circumstances exist which, with the delivery of notice, passage of time or both, would constitute such a breach or default or permit the termination, modification or acceleration of rent under such Company Group Lease.

5.12 Assets.

(a) Except as set forth on Schedule 5.12, the Company Group has good and marketable title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable leases, licenses or similar agreement in, all of the assets of the Company Group reflected in the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, in all material respects, except (a) to the extent the enforceability of any such leases or other agreement may be limited by general principles of equity (whether considered in a proceeding at law or in equity), (b) for assets that have been sold or otherwise disposed of since the date of the Interim Balance Sheet in the ordinary course of business, and (c) the Performance Records (which are addressed in clause (b) below). All tangible assets owned or leased by the Company Group have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

(b) The Company Group exclusively owns or otherwise has an exclusive, irrevocable and legally enforceable right, on a royalty-free basis, to perpetually use all performance records of the Company Group and any Advisory Client or composites of performance records of multiple Advisory Clients, including all data and other information underlying and supporting such records (collectively, “Performance Records”).

5.13    Intellectual Property.

(a)    Schedule 5.13(a) sets forth a true, accurate and complete list of (i) all registered trademarks, (ii) all patents, (iii) all registered copyrights and (iv) all applications for the foregoing (collectively, “Company Group Listed Intellectual Property”), owned by any member of the Company Group, in each case listing, as applicable, (A) the name of the applicant or registrant and current owner, (B) the date of application or issuance, (C) the jurisdiction where the application or registration is located, and (D) the application or registration number. The Company Group exclusively owns all right, title and interest in the Company Group Listed Intellectual Property, free and clear of all Liens other than Permitted Liens, and all Company Group Listed Intellectual Property is subsisting and valid and enforceable.

(b)    No present or former employee, officer, or director of any member of the Company Group, or agent or outside contractor or consultant of any member of the Company Group, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Group IP.

(c)    To the Knowledge of the Company, there are no conflicts with, or infringements, misappropriations or violations of, any Intellectual Property owned or purported to be owned by any member of the Company Group, including the Company Group Listed Intellectual Property (collectively, “Company Group IP”) by any third party. The business conducted by the Company Group does not conflict with, infringe, misappropriate or otherwise violate any intellectual property or other proprietary right of any third party. There is no Action pending or, to the Knowledge of the Company, threatened against any member of the Company Group: (i) alleging any such conflict with, or infringement, misappropriation or other violation of any third party’s intellectual property or other proprietary rights; or (ii) challenging the ownership or use by any member of the Company Group, or the validity or enforceability, of any Company Group IP.

(d)    The collection and dissemination of personal customer information by the Company Group in connection with the Company Group Business has been conducted in all material respects in accordance with all Applicable Laws relating to privacy, data security and data protection, and all applicable privacy policies adopted by the Company Group.

5.14 Licenses and Permits. Schedule 5.14 sets forth a true and complete list of all material licenses, permits, franchises, authorizations, approvals, exemption orders and no-action letters issued or granted to any member of the Company Group by any Governmental Entity (the “Company Group Licenses and Permits”), and all pending applications therefor. Each Company Group License and Permit has been duly obtained, is valid and in full force and effect. No operations of the Company Group are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Company Group License and Permit was granted. The Company Group will continue to have the use and benefit of all Company Group Licenses and Permits following the consummation of the transactions contemplated hereby. No Company Group License or Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of a member of the Company Group.

5.15    Compliance with Law.

(a)    Except as set forth on Schedule 5.15, the TB Organization has complied since January 1, 2015, and is in compliance with (i) all Applicable Laws, (ii) all Applicable Securities Laws with respect to the business or affairs or properties or assets of the Company or the business or affairs of the Company Group GP Entities and the TB Funds (collectively, “Investment Laws and Regulations”), and (iii) all Applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering matters and anti-terrorism financing, except, in each case under clauses (i)-(iii), where any noncompliance would not reasonably be expected to be material to the Company Group, taken as a whole. Since January 1, 2015, the TB Organization has not received notice of any violation of any such law, regulation, order or other legal requirement, and the TB Organization is not in default in any material respect with respect to any order, writ, judgment, award, injunction or decree of any court or other Governmental Entity, applicable to any of its assets, properties or operations relating to the business or affairs of the Company Group or the transactions contemplated by this Agreement or which would, or would reasonably be expected to, give rise to an affirmative answer to any of the questions in Item 11, Part 1 or Item 9, Part 2A of the Form ADV of the Company.

(b)    (i) Neither the TB Organization nor any of the officers, managers, directors, or employees of TB Organization have been the subject of any investigations or disciplinary proceedings or orders of any Governmental Entity arising under Applicable Securities Laws, including, without limitation, the Investment Laws and Regulations, which would be required to be disclosed on Form ADV, or related to any laws and regulations applicable to anti-bribery, anti-corruption, anti-money laundering matters and anti-terrorism financing, and no such disciplinary proceeding or order is pending or, to the Knowledge of the Company, threatened; (ii) neither TB Organization nor any of the officers, managers, directors, or employees of the TB Organization have been permanently enjoined by the order, judgment or decree of any court or other Governmental Entity from engaging in or continuing any conduct or practice in connection with any activity; and (iii) none of the TB Organization or any other Person “associated” (as defined under the Advisers Act or its equivalent under any Applicable Law) with any member of the Company Group has been subject to, or has engaged in or been found to have engaged in conduct that could lead to, a disqualification pursuant to Section 203(e) or 203(f) of the Advisers Act (or its equivalent under any Applicable Laws) to serve as an investment adviser or as an associated Person of a registered investment adviser nor is there any basis for such disqualification.

(c)    This Section 5.15 does not relate to (i) ERISA or other laws regarding employee benefit matters with respect to the Company Group, which are governed exclusively by Section 5.18, (ii) employment and labor matters with respect to the Company Group, which are governed exclusively by Section 5.19, (iii) Environmental Laws with respect to the Company Group, which are governed exclusively by Section 5.22 or (iv) Tax matters with respect to the Company Group, which are governed exclusively by Section 5.9.

5.16    Litigation; Orders.

(a)    As of the date hereof, there are no (i) claims, actions, suits, inquiries, audits, proceedings, or investigations (each, an “Action”) that are current, pending or, to the Knowledge of the Company, threatened, before any court, Governmental Entity or arbitrator of any nature, brought by or against the TB Organization or any officer, manager, director or employee of the TB Organization involving or relating to the TB Organization or that challenge the validity or enforceability of this Agreement or any Ancillary Agreement or that seeks to enjoin or prohibit the consummation of the transactions contemplated hereby or thereby or (ii) injunctions, orders, decrees, awards or judgments issued by any court, Governmental Entity or arbitrator, or settlement agreements, consent agreements, memoranda of understanding or disciplinary agreements with any Governmental Entity to which the TB Organization or any officer, manager, director or employee of the TB Organization is subject involving or relating to the TB Organization that would prevent or materially delay the consummation of the transactions contemplated by this Agreement. There is no Action pending, or to the Knowledge of the Company, threatened, relating to the termination of, or limitation of, the Company’s rights under its registration under the Advisers Act as an investment adviser or any similar or related rights under any registrations or qualifications with various self-regulatory bodies, states or other jurisdictions or under any other Investment Laws and Regulations.

(b)    This Section 5.16 does not relate to (i) ERISA or other laws regarding employee benefit matters with respect to the Company Group, which are governed exclusively by Section 5.18, (ii) employment and labor matters with respect to the Company Group, which are governed exclusively by Section 5.19, (iii) Environmental Laws with respect to the Company Group, which are governed exclusively by Section 5.22 or (iv) Tax matters with respect to the Company Group, which are governed exclusively by Section 5.9.

5.17 Contracts. Schedule 5.17 sets forth a complete and correct list of all Company Group Material Contracts (as defined below), other than Company Group Portfolio Contracts.

(a)    Each Company Group Material Contract is valid, binding and enforceable against the member of the Company Group party thereto, as applicable, and, to the Knowledge of the Company, the other party(ies) thereto in accordance with its terms, and in full force and effect. The applicable member of the Company Group is not in material default under any Company Group Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. To the Knowledge of the Company, no other party to any Company Group Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. The Company has delivered to the Buyer true and complete originals or copies of all written Company Group Material Contracts with all material amendments, waivers or other changes thereto.

(b)    A “Company Group Material Contract” means any agreement, contract or commitment, oral or written, to which a member of the Company Group is a party or by which a member of the Company Group is bound, excluding any Company Group Plans and any Company Group Portfolio Contracts, in each case as in effect on the date hereof, constituting:

(i)    a mortgage, indenture, security agreement, guaranty, “keep well,” comfort letter, pledge and other agreement or instrument relating to the borrowing of money or extension of credit;

(ii)    a joint venture, partnership, strategic alliance, limited liability company agreement or similar agreement (other than any such agreement entered into in connection with an investment made in the ordinary course of business);

(iii)    a Company Group Investment Contract, whether or not a member of the Company Group is a party or by which it is bound;

(iv)    any agreement that contains a non-competition covenant which limits in any respect (i) the manner in which, or the localities in which, the Company Group Business may be conducted or (ii) the ability of any member of the Company Group to provide any type of service or use or develop any type of product, in each case, that is material to the Company Group Business, taken as a whole;

(v)    any agreement pertaining to the Intellectual Property or to the right of any member of the Company Group to use the Intellectual Property or other proprietary rights of any third party, other than agreements for off-the-shelf or similar commercially available non-custom software;

(vi)    any agreement in which a broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission with respect to any Company Group Investment Contract, or any other distribution agreement;

(vii)    any agreement that creates future or potential payment obligations in excess of $100,000 in any calendar year and which by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less;

(viii)    any agreement that provides for earn-outs or other similar deferred or contingent purchase price obligations;

(ix)    any agreement relating to any (A) pending acquisition or disposition of any business or Person by any member of the Company Group, or (B) completed acquisition or disposition of any business or Person (whether by purchase, merger, consolidation or otherwise) by any member of the Company Group with material surviving obligations thereunder on the part of the Company Group;

(x)    any agreement providing for future payments or the acceleration or vesting of payments that are conditioned, in whole or in part, on a change in control of any member of the Company Group;

(xi) any Company Group Affiliate Contract,

(xii)    any lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rent exceeds $150,000 (other than a Company Group Lease);

(xiii)    any lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rent exceeds $25,000;

(xiv) any contract or agreement with any Governmental Entity; or

(xv)    any contract or agreement that contains any of the following rights provided to any investor or any number of investors in a TB Fund: (A) optional redemption rights, (B)    capacity rights, (C) designation rights regarding advisory boards or similar provisions, (D) preemptive rights, (E) special notice or reporting requirements or (F) early termination or “no fault” termination rights.

5.18    Employee Plans.

(a)    As used herein, “Company Group Plans” collectively refers to all “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and all other bonus, profit sharing, compensation, pension, provident fund or retirement benefit, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, phantom stock, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, retention, change in control, non-competition, or other benefit plans, agreements, policies, trust funds, or other arrangements (whether written or unwritten, insured or self-insured) established, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by any member of the Company Group on behalf of any employee, officer, director, or consultant of any member of the Company Group (whether current, former or retired) or any of their dependents, spouses, or beneficiaries or under which any member of the Company Group has or would reasonably be expected to incur any liability, contingent or otherwise. Schedule 5.18(a) sets forth an accurate and complete list of all material Company Group Plans. True and complete copies of each Company Group Plan (or written descriptions of all material terms of any unwritten Company Group Plan) have been made available to the Buyer prior to the date hereof. With respect to each Company Group Plan, the Seller Representative has also made available to the Buyer, as applicable: (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the two (2) most recently filed IRS Form 5500s, (iv) the most recently received IRS determination letter for each such Company Group Plan, and (v) the most recently prepared actuarial report and financial statements in connection with each such Company Group Plan. No member of the Company Group has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Company Group Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)    With respect to each Company Group Plan, (i) each Company Group Plan is now and has been established, maintained, funded and administered in all material respects in accordance with its terms, and in compliance in all material respects with Applicable Law and has been duly registered to the extent relevant if required by Applicable Law; (ii) except as would not reasonably be expected to result in a material liability, there are no pending or, to the Knowledge of the Company, threatened actions, audits, investigations, claims or lawsuits against or relating to any Company Group Plan or any trust or fiduciary thereof (other than routine benefits claims) and, to the Knowledge of the Company, no fact or event exists that would give rise to any such action, audit, investigation, claim or lawsuit; (iii) each Company Group Plan intended to be qualified under Section 401(a) of the Code has received, or timely requested, a favorable determination, or may rely upon a favorable opinion letter, from the IRS that it is so qualified and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Group Plan; and (iv) all material payments required to be made by the Company Group under any Company Group Plan or by Applicable Law have been timely made or properly accrued in accordance with the provisions of each Company Group Plan and Applicable Law.

(c)    No Company Group Plan other than the Company Pension Plan is subject to Section 412, 430 or 4971 of the Code or Section 302 or Title IV of ERISA. No member of the Company Group or any corporation, trade, business, or entity that would be deemed a “single employer” with any member of the Company Group within the meaning of Section 414(b) or (c) of the Code or Section 4001 of ERISA or, solely for purposes of Section 412 of the Code, Section 414(m) or (o) of the Code (each, a “Company Group ERISA Affiliate”), or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any material liability (whether actual or contingent), directly or indirectly, with respect to any plan subject to Section 412, 430 or 4971 of the Code or Section 302 or Title IV of ERISA other than the Company Pension Plan. No event has occurred and no condition exists with respect to any Company Group Plan that would subject any member of the Company Group by reason of its affiliation with any current or former Company Group ERISA Affiliate to any material (i) Tax, penalty or fine, (ii) Lien or (iii) other material liability imposed by Applicable Law. No Company Group Plan provides retiree health, disability or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other Applicable Law or at the full expense of the participant or the participant’s beneficiary. Each of the Company Group Plans is maintained in the United States and is subject only to the laws of the United States or a political subdivision thereof.

(d)    No “prohibited transaction” under Section 4975 of the Code or Sections 406 and 407 of ERISA, not otherwise exempt under the Code or ERISA, has occurred with respect to any Company Group Plan.

(e)    Except for the termination of the Company Pension Plan pursuant to Section 8.8, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, or consultant of any member of the Company Group; (ii) limit or restrict the right of any member of the Company Group to merge, amend or terminate any Company Group Plan; (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Company Group Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from any member of the Company Group as a result of the imposition of the excise taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(f)    The Company Group and the Company Group ERISA Affiliates do not maintain any Company Group Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all respects in compliance with the applicable requirements of the Patient Protection and Affordable Care Act, as amended, Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986. No member of the Company Group is subject to any liability, including additional contributions, assessable payments, fines, penalties or loss of tax deduction as a result of such administration and operation.

(g)    With respect to each Company Group Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), such plan or arrangement has been maintained and operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder.

5.19    Labor Matters.

(a)    No member of the Company Group is a party to any collective bargaining agreement or other labor union contract applicable to the employees and there are not any, and during the past five years (5) have been no, activities or proceedings of any labor union to organize any of the employees pending or under discussion with any labor organization or group of employees of any member of the Company Group. No member of the Company Group is engaged in any unfair labor practice, as defined in the National Labor Relations Act. There is no unfair labor practice charge or complaint pending, or to the Knowledge of the Company threatened, before any applicable Governmental Entity relating to any member of the Company Group.

(b)    There is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting any member of the Company Group, and no member of the Company Group has experienced any strike, slowdown or work stoppage, lockout or other collective labor action by or with respect to the employees in the past five (5) years.

(c)    The Company Group is and during the past five (5) years has been in material compliance with all Applicable Laws relating to employment and employment practices, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, and classification of employees, consultants and independent contractors.

(d)    No member of the Company Group has received any written notice from any national, state, local or foreign agency or Governmental Entity responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of any member of the Company Group and to the Knowledge of the Company, no such investigation is in progress. No member of the Company Group is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(e)    To the Knowledge of the Company, there has not been, and the Sellers do not anticipate or have any reason to believe that there will be, any adverse change in relations with employees as a result of the announcement of the transactions contemplated by this Agreement. To the Knowledge of the Company, no current employee or officer of any member of the Company Group intends, or is expected, to terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

5.20 Insurance. Schedule 5.20 lists each insurance policy maintained by any member of the Company Group. As of the date hereof, all such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. No member of the Company Group is in default in any material respect under any provisions of any such policy of insurance nor has any member of the Company Group received notice of cancellation of any such insurance. No claim currently is pending under any such policy involving an amount in excess of $25,000. All material insurable risks in respect of the business and assets of the Company Group are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company Group is engaged. The activities and operations of the Company Group have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not cause a cancellation or reduction in the coverage of such policies.

5.21 Transactions with Directors, Officers, Members and Affiliates. Schedule 5.21 lists each Company Group Affiliate Contract. No Seller, Seller Owner or employee of any member of the Company Group, or any immediate family member or Affiliate of any Seller or Seller Owner, (a)    owns any direct or indirect interest in (other than through ownership of the Company set forth in Schedule 5.6(a)(i)) (i) any asset or other property used in or held for use in the Company Group Business or (ii) any consultant, service provider, supplier, customer, landlord, tenant, creditor or debtor of or to any member of the Company Group or the Company Group Business; (b) serves as a trustee, officer, director or employee of any investment in which a TB Fund has an interest (other than in the capacity as a member of the advisory board or similar committee); or (c) has any loan outstanding from, or is otherwise a debtor of, or has any loan outstanding to, or is otherwise a creditor of, any member of the Company Group or the Company Group Business or any investment in which a TB Fund has an interest. Ownership of less than 5% of a class of securities of a Person that is publicly traded shall not be deemed to be an interest for purpose of this Section 5.21.

5.22 Environmental Matters. The Company Group holds all licenses, permits and other authorizations required under all Applicable Laws, regulations and other requirements of governmental or regulatory authorities relating to pollution (or the cleanup thereof), to the protection of natural resources, endangered or threatened species, the environment or human health and safety or to the presence or handling of or exposure to hazardous substances (“Environmental Laws”) to operate at the Company Group Leased Real Property and to carry on the Company Group Business as now conducted, except as would not reasonably be expected to be material to the Company Group, taken as a whole, and is in compliance in all material respects with all Environmental Laws and with all such licenses, permits and authorizations.

5.23    Investment Adviser Activities.

(a)    The Company is duly registered with the SEC as an investment adviser and with all other applicable Governmental Entities as an investment adviser to the extent required by Applicable Law, unless the failure to be so duly registered would not reasonably be expected to be material to the Company Group Business. Except for this registration, none of the Sellers, the Company Group, the Company Group GP Entities or any of the Company Group’s officers, managers, directors or employees is, or is required to be, registered or appointed as an “investment adviser” or “investment adviser representative” under Applicable Law. Each such registration is in full force and effect.

(b)    No member of the Company Group (i) is or has been a “broker-dealer” within the meaning of the Exchange Act and (ii) is or has been required to be registered, licensed or qualified as a broker-dealer under the Exchange Act or any other Applicable Law.

(c)    No member of the Company Group or, to the Knowledge of the Company, any officer, manager, director or employee thereof is, or since January 1, 2015 has been, required to be registered (i) in any jurisdiction or with the SEC or any other Governmental Entity as a broker-dealer, broker-dealer agent, registered representative, sales person or transfer agent or (ii) with the Commodity Futures Trading Commission as a “commodity pool operator” (as defined in the CEA) or a “commodity trading advisor” (as defined in the CEA).

(d)    To the Knowledge of the Company, no employee of any member of the Company Group conducts investment management or investment advisory or sub-advisory activities except (i) as part of his or her employment with the applicable member of the Company Group, (ii) managing his or her own investments or the investments of family members (including as an executor or similar agent), including as permitted by the family office exemption pursuant to Rule 202(a)(11)(G)-1 under the Advisers Act, or (iii) on behalf of charitable organizations as a member of a board or committee for which no compensation is paid.

(e)    There is no open-end investment company, closed-end investment company, unit investment trust, business development company or other collective investment vehicle registered or, the Knowledge of the Company, required to be registered under the Investment Company Act to which, or on whose behalf, any member of the Company Group acts, or has acted, as investment adviser, sub-adviser, sponsor or distributor or otherwise provides or provided investment management or advisory services, or, additionally, in the case of any open-end investment company, acts or acted as principal underwriter.

(f)    No Advisory Client is a “benefit plan investor” within the meaning of Section 3(42) of ERISA or an entity or account the assets of which constitute “plan assets” for purposes of ERISA or Section 4975 of the Code.

5.24    Clients and Investment Contracts.

(a)    Schedule 5.24 lists each Person to whom any member of the Company Group provides any Investment Management Services, including, without limitation, the TB Funds (each, an “Advisory Client” and, collectively, the “Advisory Clients”). Schedule 5.24 also identifies whether such Advisory Client is a TB Fund or other type of Advisory Client (e.g., separate account client) and lists (i) the domicile of such Advisory Client, (ii) the Revenue Run Rate with respect to such Advisory Client as of the date indicated and (iii) whether such Advisory Client is a Related Client. Additionally, in the case of each TB Fund, Schedule 5.24 shall (x) set forth the aggregate capital commitments, the aggregate contributed capital, the aggregate capital account value as of the date indicated, the aggregate remaining capital commitments and the management fee schedule in effect (including any applicable management fee waivers or discounts), and (y) identify the name of each investor in the TB Funds.

(b)    Each Company Group Investment Contract has been performed in accordance with its terms, the Advisers Act and all other Applicable Laws by the Company Group, except, in each case, as would not reasonably be expected to be material to the Company Group Business. No Advisory Client or investor in any Advisory Client is in material default of any obligation (including any economic obligation) under any of its Company Group Investment Contracts or any Company Group Investment Contract in respect of the Company Group. No subscription agreement materially alters the material terms of any Company Group Investment Contract.

(c)    As of the date of this Agreement, the Company has not received notice from any Advisory Client of such Advisory Client’s intent to terminate its Company Group Investment Contract, to engage in negotiations to amend the terms and conditions of its Company Group Investment Contract, or to withdraw assets from the Company’s management, in each case other than in the ordinary course of business.

5.25    Code of Ethics; Compliance Procedures; Compliance.

(a)    The Company has adopted (and since January 1, 2015 has maintained at all times required by Applicable Law) (i) a written code of ethics, as required by Rule 204A-1 under the Advisers Act, (ii) a written policy regarding insider trading and the protection of material non-public information, (iii) policies and procedures with respect to the protection of non-public personal information about customers, clients and other third parties designed to assure compliance with Applicable Law, (iv) a proxy voting policy as required by Rule 206(4)-6 under the Advisers Act, (v) anti-money laundering and customer identification programs in compliance with Applicable Law; (vi) policies and procedures with respect to business continuity plans in the event of business disruptions; (vii) policies and procedures for the allocation of investments purchased for its clients and (viii) all other policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act (all of the foregoing policies and procedures being referred to collectively as “Adviser Compliance Policies”), and has designated and approved a chief compliance officer. There have been no material violations or allegations of material violations of the Adviser Compliance Policies. True and correct copies of the Adviser Compliance Policies have been delivered to the Buyer prior to the date hereof.

(b)    The Company has conducted an oral or written review of the adequacy of such Adviser Compliance Policies for each 12-month period ended December 31 from 2015 through 2019 and the Company has determined, based upon such reviews, that the Adviser Compliance Policies have been effectively implemented in all material respects and in accordance with Applicable Law.

(c)    Neither any member of the Company Group nor, to the Knowledge of the Company, any of the persons associated with any member of the Company Group as specified in Section 506 of Regulation D under the Securities Act are subject to any of the disqualifying events listed in Section 506.

(d)    Since January 1, 2015, no TB Organization and, to the Knowledge of the Company, no director, trustee, officer or employee of any TB Organization, has used any funds for campaign contributions that would cause any member of the Company Group to be in violation of Rule 206(4)-5 of the Advisers Act.

5.26 Form ADV. The Company has made available to the Buyer a copy (current as of the date of this Agreement) of the Company’s Form ADV Parts 1, 2A and 2B, as filed with the SEC or delivered to Advisory Clients, as applicable. Except as set forth in Schedule 5.26, as of the date of each filing, amendment or delivery, as applicable, each part of each such Form ADV was accurate and correct in all material respects, did not omit to state a fact necessary to make the statements therein not misleading in light of the circumstances under which they were made and complied in all material respects with Applicable Law.

5.27    Additional Representations and Warranties Regarding the TB Funds.

(a)    Since its inception, no TB Fund has (i) been required to register as an investment company under the Investment Company Act or (ii) issued or had outstanding any shares or other equity interests that are registered or required to be registered under the Securities Act, the Exchange Act or any comparable regulatory regimes. No TB Fund is advised by any Person serving in the capacity of primary adviser, sub-adviser or any other advisory role to such TB Fund other than the Company.

(b)    As to each TB Fund, there has been in full force and effect a Company Group Investment Contract at all times that a member of the Company Group was performing investment management, advisory or sub-advisory or similar services for such TB Fund. Each Company Group Investment Contract pursuant to which a member of the Company Group has received compensation respecting its activities in connection with any of the TB Funds was duly approved and performed in all material respects in accordance with the applicable organizational documents and Applicable Law. The Company has provided to Buyer prior to the date hereof true and complete copies of each Company Group Investment Contract and all side letters with any investor in a TB Fund.

(c)    Each TB Fund has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company, or similar power and authority. Each TB Fund is duly qualified, licensed or registered to do business in each jurisdiction where it is required to do so under Applicable Law, except for any failure to be so qualified, licensed or registered that would not reasonably be expected to have, individually, a material adverse effect on the Company Group, taken as a whole. All outstanding shares, units or interests of each TB Fund (i) have been issued, offered and sold in compliance with Applicable Law in all material respects and (ii) have been duly authorized and validly issued and are fully paid (other than with respect to any unfunded capital commitments that may be called by the relevant Company Group GP Entity of such TB Fund pursuant to the limited partnership agreement or limited liability company agreement (or equivalent) of such TB Fund) and (if applicable) non-assessable.

(d)    Each TB Fund currently is, and has been since its inception, operated in compliance in all material respects with the terms of its Company Group Investment Contracts. Each TB Fund is in material compliance with the terms governing each of its underlying investments (including, without limitation, in respect of compliance with any applicable reporting and confidentiality provisions). No TB Fund is in default with respect to any obligations to contribute capital to such underlying investments. Schedule 5.27(d) sets out for each TB Fund as of the date indicated a schedule of investments including cost, current value, and remaining commitment for each investment.

(e)    There are no material consent judgments or judicial orders on or with regard to any of the TB Funds.

(f)    Except as set forth on Schedule 5.27(f), the Company has provided to Buyer prior to the date hereof true and complete copies of the audited financial statements, prepared in accordance with GAAP of each of the TB Funds, for the three (3) fiscal years ending December 31, 2019, December 31, 2018 and December 31, 2017 (each hereinafter referred to as a “TB Fund Financial Statement”). Each of the TB Fund Financial Statements is consistent with the books and records of the related TB Fund, and presents fairly in all material respects the consolidated financial position of the TB Fund in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) at the respective date of such TB Fund Financial Statement and the results of operations and cash flows for the respective periods indicated. The TB Fund Financial Statements reflect and disclose all material changes in accounting principles and practices adopted by each of the TB Funds during the periods covered by each TB Fund Financial Statement.

(g)    Except as described in Schedule 5.27(g), no TB Fund has at any time been terminated, or has had its investment operations (including such TB Fund’s ability to call or recycle capital for investment purposes) suspended or terminated, prior to the end of its stated term or had its management, investment management or investment advisory function transferred away from any member of the Company Group.

(h)    Schedule 5.27(h) lists the Indebtedness of each TB Fund. Each TB Fund is in material compliance with, and since January 1, 2015 has not been in default under, any Indebtedness.

(i)    No intermediary, placement agent, distributor or solicitor has unlawfully marketed any of the services of any TB Fund or unlawfully marketed or sold any interest in any TB Fund, and there are no outstanding claims against any member of the Company Group or any TB Fund with respect to such marketing or sale.

(j)    Except for such failures which, individually or in the aggregate, would not reasonably be expected to be material to the Company Group Business, each TB Fund and Company Group GP Entity (and the applicable member of the Company Group or Ultimate GP, as applicable, on behalf of each TB Fund and Company Group GP Entity) is in compliance with, and has since January 1, 2015 complied with the privacy rules and applicable regulations promulgated under the Gramm-Leach-Bliley Act, including the giving of any required notices to investors in each of the TB Funds.

(k)    All Performance Records and private placement memoranda containing Performance Records provided, presented or made available by any member of the Company Group to any Advisory Client or any actual or potential investor in any TB Fund have, to the Knowledge of the Company, (i) complied with Applicable Law in all material respects and (ii) did not at the time they were so provided, presented or made available contain any untrue statement of a fact or, solely with respect to any private placement memoranda containing Performance Records, omit to state a fact required to be stated in them or necessary to make the statements in them, in light of the circumstances under which they were made, not misleading. The Company maintains all documentation necessary to form a basis for, demonstrate or recreate the calculation of the performance or rate of return of all accounts that are included in the Performance Records as required by Applicable Law.

5.28 No Brokers. Except for Colchester Partners, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Company in connection with this Agreement or the transactions contemplated hereby.

5.29 Regulatory Reports; Filings. Since January 1, 2015, the Company has filed, on a timely basis, Form ADV and all other required regulatory reports, schedules, forms, registrations and other documents in each case that are material to the TB Organization, as applicable, together with any amendments required to be made with respect thereto with (i) the SEC, (ii) any applicable domestic or foreign industry self-regulatory organization (“SRO”), and (iii) all other applicable federal, state or foreign governmental or regulatory agencies or authorities (collectively with the SEC and the SROs, “Regulatory Agencies”), and has paid all fees and assessments due and payable in connection therewith. Except for routine examinations conducted by a Regulatory Agency in the regular course of the business of the Company or as set forth on Schedule 5.29, no Regulatory Agency has initiated, or threatened to initiate, any material proceeding or, to the Knowledge of the Company, material investigation or inquiry into the business or operations of the Company. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company, in each case that is material to the Company.

5.30 Additional Representations and Warranties Regarding the Company Group GP Entities.

(a)    No Company Group GP Entity is in default or breach in any material respect under any TB Fund governing documents with respect to any obligations to contribute or return capital to any TB Fund, including with respect to any capital commitment, capital contribution, “giveback,” “clawback” or other funding/return obligation.

(b)    Except as set forth on Schedule 5.30, since January 1, 2015, no Person has taken or failed to take any action that would: (i) suspend or terminate any management, investment advisory or similar agreement by and between any member of the Company Group, on one hand, and any TB Fund, Company Group GP Entity or other advisory client on the other hand (including, for the avoidance of doubt, each Company Group Investment Contract), (ii) constitute grounds for removal of any Company Group GP Entity (or similar cessation of control) from such role under the governing documents of the applicable TB Fund, (iii) constitute grounds for suspension or early termination of any TB Fund’s investment or commitment period or early termination or dissolution of the TB Fund or (iv) otherwise suspend, modify, reduce or waive the payment (whether direct or indirect) of management fees or similar remuneration otherwise payable to any member of the Company Group by any TB Fund, Company Group GP Entity or other advisory client.

(c)    There are no material consent judgments or judicial orders on or with regard to any of the Company Group GP Entities.

5.31 Exclusivity of Representations. The representations and warranties made by the Company in this Section 5 are the sole and exclusive representations and warranties made by the Company with respect to the Company Group Business, the Company Group, the Company Group GP Entities and/or the TB Funds (the Company Group Business, the Company Group, the Company Group GP Entities and the TB Funds referred to collectively as the “TB Organization”) and otherwise in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Other than the representations and warranties set forth in this Section 5, the Company does not make any express or implied representation or warranty, and hereby disclaims any such express or implied representations or warranties with respect to the TB Organization, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Company Group, or the quality, quantity or condition of the Company Group assets). The Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company Group, and, in making its determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied solely on the results of its own independent investigation and verification and the representations and warranties of the Company and the Sellers expressly and specifically set forth in Section 5 and Section 6, respectively, as qualified by the Schedules.

SECTION 6.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

Except as set forth in the Schedules (provided, that any information disclosed in one section of such Schedules shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face), each Seller hereby severally represents and warrants to the Buyer, solely on behalf of itself, as follows:

6.1 Incorporation; Authorization and Validity. Such Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own its properties and assets and to conduct its business as now conducted. Such Seller is not in violation of any of the provisions of its certificate of incorporation and bylaws, as amended to date. Such Seller has all requisite power, authority and legal capacity to enter into this Agreement and each of the Ancillary Agreements to which it will be a party and to carry out its obligations hereunder and thereunder. The execution and delivery by such Seller of this Agreement and each of the Ancillary Agreements to which it will be a party and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action by such Seller, and no other proceedings on the part of such Seller are necessary to authorize such execution, delivery and performance. This Agreement and each of the Ancillary Agreements to which it will be a party have been duly executed by such Seller and constitutes its valid and binding obligation, enforceable against it in accordance with the terms hereof and thereof, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.2 No Conflict or Violation. The execution, delivery and performance by such Seller of this Agreement does not and will not (a) violate or conflict with any provision of such Seller’s certificate of incorporation or bylaws, as amended to date, (b) violate any provision of law, or any order, judgment or decree of any court, arbitrator or other Governmental Entity, or (c) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of any member of the Company Group under, or result in the creation of any Lien on any property, asset or right of any member of the Company Group pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which any member of the Company Group is a party or by which any member of the Company Group or any of their properties, assets or rights are bound or affected, except, in the case of each of clauses (b) and (c) above, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.

6.3 Consents and Approvals. Except for any filings required to be made under the HSR Act and as set forth on Schedule 5.4, no Consent of any Governmental Entity or any other Person, and no declaration to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by such Seller and the Ancillary Agreements to which such Seller will be a party, the performance by such Seller of its obligations hereunder or thereunder or the transactions contemplated by this Agreement and the Ancillary Agreements to which such Seller will be a party.

6.4 Interests. Each such Seller is the record and beneficial owner of the Interests set forth opposite such Seller’s name on Schedule 6.4, free and clear of any Liens (other than generally applicable restrictions on transfer under Applicable Law or the Formation Documents). Delivery by such Seller of the Interests to be conveyed by such Seller will convey to the Buyer good and valid title to such Interests free and clear of any Liens (other than generally applicable restrictions on transfer under Applicable Law or the Formation Documents)

6.5 Litigation. As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of such Seller, threatened, before any court or Governmental Entity, or before any arbitrator of any nature, brought against such Seller, and (b) there is no injunction, order, judgment, decree or regulatory restriction imposed upon such Seller, that, in the case of clause (a) or clause (b), would (x) reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or to comply with its obligations hereunder or thereunder in a timely manner or (y) challenge the validity of the transactions contemplated by this Agreement.

6.6 No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, such Seller in connection with this Agreement or the transactions contemplated hereby

6.7 Exclusivity of Representations. The representations and warranties made by the Sellers in this Section 6 are the sole and exclusive representations and warranties made by the Sellers with respect to the TB Organization and otherwise in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Other than the representations and warranties set forth in this Section 6, no Seller or Seller Owner makes any express or implied representation or warranty, and each Seller and Seller Owner hereby disclaims any such express or implied representations or warranties with respect to such Seller, Seller Owner, the TB Organization, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Company Group, or the quality, quantity or condition of the Company Group assets). The Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company Group, and, in making its determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied solely on the results of its own independent investigation and verification and the representations and warranties of the Company Group and the Sellers expressly and specifically set forth in Section 5 and Section 6, respectively, as qualified by the Schedules.

SECTION 7.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the Schedules (provided, that any information disclosed in one section of such Schedules shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face), the Buyer hereby represents and warrants to the Sellers as follows:

7.1 Formation. Each member of the Buyer Group is duly formed or organized, validly existing and in good standing under the laws of the state of its formation or organization, and has all requisite power and authority to own its properties and assets and to conduct its business as now conducted. Copies of the certificate of formation and the limited liability company agreement of the Buyer, together with all amendments thereto existing as of the date hereof (collectively, the “Buyer Formation Documents”), the certificate of incorporation and bylaws of the Guarantor, together with all amendments thereto existing as of the date hereof (collectively, the “Guarantor Organizational Documents”), have been furnished to the Sellers, and such copies are accurate and complete as of the date hereof. The Buyer is not in violation of any of the provisions of the Buyer Formation Documents. The Guarantor is not in violation of any of the provisions of the Guarantor Organizational Documents. Except for the Buyer Formation Documents, the Guarantor Organizational Documents or as set forth on Schedule 7.1, there are no Contracts to which any member of the Buyer Group is a party relating to the acquisition, disposition, voting or registration of any equity interests in any member of the Buyer Group.

7.2 Qualification to Do Business. Each member of the Buyer Group is duly qualified to do business in its jurisdiction of organization and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business as currently conducted by it makes such qualification necessary, except where failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Buyer Group, taken as a whole.

7.3    No Conflict or Violation.

(a)    The execution, delivery and performance by the Buyer of this Agreement does not and will not (i) violate or conflict with any provision of the Buyer Formation Documents, (ii)    violate any provision of law, or any order, judgment or decree of any court, arbitrator or other Governmental Entity, or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of any member of the Buyer Group under, or result in the creation of any Lien on any property, asset or right of any member of the Buyer Group pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which any member of the Buyer Group is a party or by which any member of the Buyer Group or any of their properties, assets or rights are bound or affected, except, in the case of each of clauses (ii) and (iii) above, (A) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Buyer Group, taken as a whole, and (B) in connection with any Consents required under the Advisers Act.

(b)    The execution, delivery and performance by the Guarantor of this Agreement does not and will not (i) violate or conflict with any provision of the Guarantor Organizational Documents, (ii) violate any provision of law, or any order, judgment or decree of any court, arbitrator or other Governmental Entity, or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of any member of the Buyer Group under, or result in the creation of any Lien on any property, asset or right of any member of the Buyer Group pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which any member of the Buyer Group is a party or by which any member of the Buyer Group or any of their properties, assets or rights are bound or affected, except, in the case of each of clauses (ii) and (iii) above, (A) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Buyer Group, taken as a whole, and (B) in connection with any Consents required under the Advisers Act.

7.4 Consents and Approvals. Except for any filings required to be made under the HSR Act or in connection with any Consents required under the Advisers Act, Schedule 7.4 sets forth a true and complete list of (a) each Consent of any Governmental Entity, (b) each Consent of any other Person required under any Buyer Group Material Contract and (c) each declaration to or filing or registration with any such Governmental Entity, in each case of clauses (a), (b) and (c), that is required in connection with the execution and delivery of this Agreement by the Buyer or the Guarantor or the Ancillary Agreements to which the Buyer or the Guarantor will be a party, the performance by the Buyer or the Guarantor of their obligations hereunder or thereunder or the transactions contemplated by this Agreement and the Ancillary Agreements to which the Buyer or the Guarantor will be a party.

7.5 Authorization and Validity of Agreement. Each of the Buyer and the Guarantor have all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it will be a party and to carry out its obligations hereunder and thereunder. The execution and delivery by each of the Buyer and the Guarantor of this Agreement and each of the Ancillary Agreements to which it will be a party and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action by the Buyer, the board of managers and the members of the Buyer (with respect to the Buyer), the Guarantor and the board of directors of the Guarantor (with respect to the Guarantor), and no other proceedings on the part of any member of the Buyer Group are necessary to authorize such execution, delivery and performance. This Agreement and each of the Ancillary Agreements to which the Buyer and the Guarantor will be a party have been duly executed by the Buyer and the Guarantor, respectively, and constitute the Buyer’s and Guarantor’s valid and binding obligations, enforceable against it in accordance with the terms hereof and thereof, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

7.6    Capitalization.

(a)    Except as set forth on Schedule 7.6(a)(i), 89,234,816 Common Units, 6,700,000 Series A Preferred Units, 10,000,000 Series B Preferred Units, 3,337,470 Series C-1 Preferred Units and 333,333 Series C-2 Preferred Units are issued and outstanding and are owned by the Persons in such amounts as set forth on Schedule 7.6(a)(ii). Except as set forth on Schedule 7.6(a)(iii), (i) the Buyer does not have any Subsidiaries and (ii) the Buyer does not, directly or indirectly, own or hold any rights to acquire, any capital stock or any other securities, interests or investments in any Person. The Series D Preferred Units to be issued at the Closing will be duly authorized, validly issued, fully paid and nonassessable, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act. Except as set forth in the Buyer Formation Documents, there are no securities convertible into or exchangeable for units or any other equity or ownership interests, no rights to subscribe for or to purchase or any options for the purchase of, and no agreements providing for the issuance

(contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, units or any other equity or ownership interests, or any units or securities convertible into or exchangeable for any membership interests or any other equity or ownership interests, or phantom units or other equity-like instruments, of the Buyer. The Buyer does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the equityholders of the Buyer on any matter. No securities or other equity or ownership interests of the Buyer have been issued in violation of any rights, agreements, arrangements or commitments under any provision of Applicable Law, the Buyer Formation Documents or any Contract to which the Buyer is a party or by which the Buyer is bound.

(b)    The authorized capital stock of the Guarantor consists of 110,000,000 shares of common stock, par value $0.001 per share, of the Guarantor (“Guarantor Common Stock”) and 2,000,000 shares of preferred stock, par value $0.001 per share, of the Guarantor. As of the date hereof, 89,234,816 shares of Guarantor Common Stock are issued and outstanding and no shares of preferred stock of the Guarantor are issued and outstanding. Except as set forth on Schedule 7.6(b), (i) the Guarantor does not have any Subsidiaries and (ii) the Guarantor does not, directly or indirectly, own or hold any rights to acquire, any capital stock or any other securities, interests or investments in any Person. Except as set forth in the Guarantor Organizational Documents, there are no securities convertible into or exchangeable for stock or any other equity or ownership interests, no rights to subscribe for or to purchase or any options for the purchase of, and no agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, stock or any other equity or ownership interests, or any stock or securities convertible into or exchangeable for any membership interests or any other equity or ownership interests, or phantom stock or other equity-like instruments, of the Guarantor. The Guarantor does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Guarantor on any matter. No securities or other equity or ownership interests of the Guarantor have been issued in violation of any rights, agreements, arrangements or commitments under any provision of Applicable Law, the Guarantor Organizational Documents or any Contract to which the Guarantor is a party or by which the Guarantor is bound.

7.7    Financial Statements. The Buyer has heretofore furnished to the Sellers copies of (a)    the audited consolidated balance sheet of the Guarantor as of December 31, 2019, together with the related audited consolidated statements of income, operations and members’ capital for the year ended December 31, 2019 and the notes thereto and (b) the unaudited consolidated balance sheet of the Guarantor as of the quarter ended June 30, 2020 (the “Guarantor Interim Balance Sheet”), together with the related unaudited consolidated statements of income, operations and members’ capital for the quarter ended June 30, 2020 (all such financial statements referred to in clauses (a) and (b) above, the “Guarantor Financial Statements”). The Guarantor Financial Statements (i) are correct and complete in all material respects, (ii) were prepared in accordance with GAAP, (iii) present fairly in all material respects the financial position, results of operations and changes in financial position of the Buyer Group as of such dates and for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of footnotes) and (iv) are prepared in accordance with the books of account and records of the Buyer Group in all material respects. The books of account and financial records of the Buyer Group are true and correct in all material respects and have been prepared and are maintained in accordance with sound accounting practice.

7.8 Absence of Certain Changes or Events. Except as set forth on Schedule 7.8, since the date of the Guarantor Interim Balance Sheet,

(a) there has not been any Buyer Group Material Adverse Effect; and

(b)    the Buyer Group has in all material respects conducted its business only in the ordinary course consistent with past practice.

7.9    Tax Matters.

(a)    Each member of the Buyer Group has filed (taking into account all extensions of time to file) all U.S. federal and state income Tax Returns and all other material Tax Returns that it was required to file, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes due and owing by any member of the Buyer Group (whether or not shown on any Tax Return) have been paid, except to the extent such amounts are being contested in good faith and have been adequately accrued and reserved against and entered on the books of the Buyer Group. No member of the Buyer Group is currently the beneficiary of any extension of time within which to file any Tax Return, other than customary extensions that are automatically available. No written claim has been made within the past three (3) years by a Taxing Authority in a jurisdiction where any member of the Buyer Group does not file Tax Returns that such member of the Buyer Group is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any member of the Buyer Group. Each member of the Buyer Group has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and filed.

(b)    As of the end of Guarantor’s federal income tax year that ended December 31, 2019, the Guarantor had not less than $255 million of net operating loss carryovers for federal income tax purposes, as defined in Section 172(b) of the Code (“NOLs”). Except as provided in Schedule 7.9(b), there is no limitation on the utilization of NOLs, capital losses, built-in losses, tax credits or similar items of the Guarantor under Sections 269, 382, 383, or 384 of the Code or under the provisions of the consolidated return regulations promulgated under Section 1502 of the Code which implement Sections 269, 382, 383, or 384 of the Code for consolidated returns (and comparable provisions of state, local or foreign Law). The representations and warranties made by the Guarantor in Sections 5.9(m) and 5.9(n) of each of the Contribution and Exchange Agreement, dated as of October 5, 2017, by and among the Guarantor, RCP Advisors 2, LLC and the other parties named therein, and the Membership Interest Purchase Agreement, dated as of October 5, 2017, by and among the Guarantor, RCP Advisors 3, LLC, and the other parties named therein, were true and correct in all respects when made.

(c)    There is no material dispute or claim concerning any Tax liability of any member of the Buyer Group for which the Buyer Group has not made adequate provisions either (i) claimed or raised by any Taxing Authority in writing or (ii) to the Knowledge of the Buyer.

(d) No member of the Buyer Group (i) for periods on and after May 3, 2017, has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return other than such a group of which the Guarantor is the common parent or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) or as a transferee or successor by contract or Applicable Law, other than pursuant to a contract entered in the ordinary course of business the principal purpose of which does not relate to Taxes.

(e) No member of the Buyer Group is a party to or bound by any Tax allocation or Tax sharing agreement (other than an agreement entered into in the ordinary course of business not primarily related to Taxes and under which such member of the Buyer Group does not have any material liability for Taxes).

(f) At Closing, except as set forth on Schedule 7.9(f), no member of the Buyer Group will hold any direct or indirect interest classified as equity for U.S. federal income tax purposes in any other Person (other than, for the avoidance of doubt, any other member of the Buyer Group).

(g) Except for the Guarantor and Five Points Capital, Inc., each member of the Buyer Group is and has been at all times since its formation classified as a partnership for federal and state income tax purposes.

(h) No member of the Buyer Group has (i) deferred any payment of Taxes otherwise due through any automatic extension or other grant of relief provided by a Pandemic Response Law, or (ii) sought any other Tax benefit from any applicable Governmental Entity related to any governmental response to COVID-19 (including any benefit provided or authorized by a Pandemic Response Law).

(i) No member of the Buyer Group will be required as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any “closing agreement” as described in section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Closing, (iv) any installment sale or open transaction disposition made on or prior to the Closing (for which there will not be a corresponding receipt of cash following the Closing), (v) the receipt of any prepaid revenue on or prior to the Closing, (vi) an election under section 108(i) of the Code or (vii) any installments owed under section 965(h) of the Code, to include any material item of income or exclude any material item of deduction for any taxable period (or portion thereof) beginning after the Closing Date that would not have otherwise so been included or excluded as the case may be.

(j) Each reference to a member of the Buyer Group in this Section 7.9 shall include references to any Person which merged with and into or liquidated into such member of the Buyer Group (or for which such member of the Buyer Group could have any transferee or successor liability).

Notwithstanding anything to the contrary stated elsewhere in this Agreement, (i) this Section 7.9 and Section 7.18 contain the sole representations and warranties of the Buyer with respect to Tax matters, and (ii) the representations and warranties in this Section 7.9 (other than Sections 7.9(b) and (i)) may only be relied upon with respect to Pre-Closing Tax Periods of the members of the Buyer Group and the pre-Closing portion of the Straddle Periods of the members of the Buyer Group.

7.10 Absence of Undisclosed Liabilities. Except as set forth on Schedule 7.10, the Buyer Group does not have any liabilities of the type that would be required under GAAP to be reflected or reserved against on a balance sheet, other than (i) liabilities set forth, disclosed, reflected or reserved for in the Guarantor Financial Statements, (ii) obligations of future performance under any contracts set forth on a Schedule hereto and under other contracts entered into in the ordinary course of business that are not required to be listed on any Schedule to this Agreement, or (iii) liabilities incurred by any member of the Buyer Group after the date of the Guarantor Interim Balance Sheet in the ordinary course of business consistent with past practice that would not reasonably be expected, individually or in the aggregate, to (x) be material to the Buyer Group, taken as a whole, or (y) have a material adverse effect on the Buyer’s or the Guarantor’s ability to consummate the transactions contemplated hereby or perform its obligations hereunder.

7.11 Leases.

(a) No member of the Buyer Group owns any real property. The applicable member of the Buyer Group holds a valid leasehold or, as applicable, licensed interest in the Buyer Group Leased Real Property, free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 7.11(a), no member of the Buyer Group has leased, subleased, assigned, licensed or otherwise granted to any Person the right to use or occupy any portion of the Buyer Group Leased Real Property. All Buyer Group Leases shall remain valid and binding in accordance with their terms following the Closing.

(b) No party to any Buyer Group Lease has given any member of the Buyer Group written notice of, or made a written claim with respect to, any breach or default, and, to the Knowledge of the Buyer, no event has occurred or circumstances exist which, with the delivery of notice, passage of time or both, would constitute such a breach or default or permit the termination, modification or acceleration of rent under such Buyer Group Lease.

7.12 Assets. The Buyer Group has good and marketable title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable leases, licenses or similar agreement in, all of the assets of the Buyer Group reflected in the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, in all material respects, except (a) to the extent the enforceability of any such leases or other agreement may be limited by general principles of equity (whether considered in a proceeding at law or in equity), (b) for assets that have been sold or otherwise disposed of since the date of the Guarantor Interim Balance Sheet in the ordinary course of business, and (c) the Performance Records (which are addressed in clause (b) below). All tangible assets owned or leased by the Buyer Group have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

7.13 Intellectual Property.

(a) The Buyer Group exclusively owns all right, title and interest in the Buyer Group Listed Intellectual Property, free and clear of all Liens other than Permitted Liens, and all Buyer Group Listed Intellectual Property is subsisting and valid and enforceable.

(b) No present or former employee, officer, or director of any member of the Buyer Group, or agent or outside contractor or consultant of any member of the Buyer Group, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Buyer Group IP.

(c) To the Knowledge of the Buyer, there are no conflicts with, or infringements, misappropriations or violations of, any Intellectual Property owned or purported to be owned by any member of the Buyer Group, including the Buyer Group Listed Intellectual Property (collectively, “Buyer Group IP”) by any third party. The business conducted by the Buyer Group does not conflict with, infringe, misappropriate or otherwise violate any intellectual property or other proprietary right of any third party. There is no Action pending or, to the Knowledge of the Company, threatened against any member of the Buyer Group: (i) alleging any such conflict with, or infringement, misappropriation or other violation of any third party’s intellectual property or other proprietary rights; or (ii) challenging the ownership or use by any member of the Buyer Group, or the validity or enforceability, of any Buyer Group IP.

(d) The collection and dissemination of personal customer information by the Buyer Group in connection with the Buyer Group Business has been conducted in all material respects in accordance with all Applicable Laws relating to privacy, data security and data protection, and all applicable privacy policies adopted by the Buyer Group.

7.14 Licenses and Permits. Each Buyer Group License and Permit has been duly obtained, is valid and in full force and effect. No operations of the Buyer Group are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Buyer Group License and Permit was granted. The Buyer Group will continue to have the use and benefit of all Buyer Group Licenses and Permits following the consummation of the transactions contemplated hereby. No Buyer Group License or Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of a member of the Buyer Group.

7.15 Compliance with Law.

(a) Since January 1, 2015, the Buyer Group Organization has complied, and each is in compliance with (i) all Applicable Laws, (ii) all Applicable Securities Laws with respect to the business or affairs or properties or assets of the Buyer Group Organization, as applicable, and (iii) all Applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering matters and anti-terrorism financing, except, in each case under clauses (i) – (iii), where any noncompliance would not reasonably be expected to be material to the Buyer Group, taken as a whole. Since January 1, 2015, the Buyer Group Organization has not, received notice of any violation of any such law, regulation, order or other legal requirement, and the Buyer Group Organization is not in default in any material respect with respect to any order, writ, judgment, award, injunction or decree of any court or other Governmental Entity, applicable to any of its assets, properties or operations relating to the business or affairs of the Buyer Group or the transactions contemplated by this Agreement where any such default would not reasonably be expected to be material to the Buyer Group, taken as a whole.

(b) No member of the Buyer Group, their Affiliates or, to the Knowledge of the Buyer, any of the persons associated with any member of the Buyer Group as specified in Section 506 of Regulation D under the Securities Act are subject to any of the disqualifying events listed in Section 506.

(c) Since January 1, 2015, neither the Buyer nor, to the Knowledge of the Buyer, any directors, trustees, officers or employees of the Buyer (in their capacity as directors, trustees, officers or employees) have used any funds for campaign contributions in violation of Rule 206(4)-5 of the Advisers Act.

(d) This Section 7.15 does not relate to (i) ERISA or other laws regarding employee benefit matters with respect to the Buyer Group, which are governed exclusively by Section 7.18, (ii) employment and labor matters with respect to the Buyer Group, which are governed exclusively by Section 7.19, (iii) Environmental Laws with respect to the Buyer Group, which are governed exclusively by Section 7.22 or (iv) Tax matters with respect to the Buyer Group, which are governed exclusively by Section 7.9.

7.16 Litigation; Orders.

(a) As of the date hereof, there are no (i) Actions that are current, pending or, to the Knowledge of the Buyer, threatened, before any court, Governmental Entity or arbitrator of any nature, brought by or against the Buyer Group Organization or any officer, manager, director or employee of the Buyer Group Organization involving or relating to the Buyer Group Organization or that challenge the validity or enforceability of this Agreement or any Ancillary Agreement or that seeks to enjoin or prohibit the consummation of the transactions contemplated hereby or thereby or (ii) injunctions, orders, decrees, awards or judgments issued by any court, Governmental Entity or arbitrator, or settlement agreements, consent agreements, memoranda of understanding or disciplinary agreements with any Governmental Entity to which the Buyer Group Organization or any officer, manager, director or employee of the Buyer Group is subject involving or relating to the Buyer Group Organization that would prevent or materially delay the consummation of the transactions contemplated by this Agreement. There is no Action pending, or to the Knowledge of the Buyer, threatened, relating to the termination of, or limitation of, the rights of any member of the Buyer Group under its registration under the Advisers Act as an investment adviser or any similar or related rights under any registrations or qualifications with various self-regulatory bodies, states or other jurisdictions or under any other Investment Laws and Regulations.

(b) This Section 7.16 does not relate to (i) ERISA or other laws regarding employee benefit matters with respect to the Buyer Group, which are governed exclusively by Section 7.18, (ii) employment and labor matters with respect to the Buyer Group, which are governed exclusively by Section 7.19, (iii) Environmental Laws with respect to the Buyer Group, which are governed exclusively by Section 7.22 or (iv) Tax matters with respect to the Buyer Group, which are governed exclusively by Section 7.9.

7.17 Contracts.

(a) Each Buyer Group Material Contract is valid, binding and enforceable against the member of the Buyer Group party thereto, as applicable, and, to the Knowledge of the Buyer, the other party(ies) thereto in accordance with its terms, and in full force and effect. The applicable member of the Buyer Group is not in material default under any Buyer Group Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. To the Knowledge of the Buyer, no other party to any Buyer Group Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default.

(b) A “Buyer Group Material Contract” means any agreement, contract or commitment, oral or written, to which a member of the Buyer Group is a party or by which a member of the Buyer Group is bound, excluding any Buyer Group Plans and any Buyer Group Portfolio Contracts, in each case as in effect on the date hereof, constituting:

(i) a mortgage, indenture, security agreement, guaranty, “keep well,” comfort letter, pledge and other agreement or instrument relating to the borrowing of money or extension of credit;

(ii) a joint venture, partnership, strategic alliance, limited liability company agreement or similar agreement (other than any such agreement entered into in connection with an investment made in the ordinary course of business);

(iii) a Buyer Group Investment Contract, whether or not a member of the Buyer Group is a party or by which it is bound;

(iv) any agreement that contains a non-competition covenant which limits in any respect (i) the manner in which, or the localities in which, the Buyer Group Business may be conducted or (ii) the ability of any member of the Buyer Group to provide any type of service or use or develop any type of product, in each case, that is material to the Buyer Group Business, taken as a whole;

(v) any agreement pertaining to the Intellectual Property or to the right of any member of the Buyer Group to use the Intellectual Property or other proprietary rights of any third party, other than agreements for off-the-shelf or similar commercially available non-custom software;

(vi) any agreement in which a broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission with respect to any Buyer Group Investment Contract, or any other distribution agreement;

(vii) any agreement that creates future or potential payment obligations in excess of $100,000 in any calendar year and which by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less;

(viii) any agreement that provides for earn-outs or other similar deferred or contingent purchase price obligations;

(ix) any agreement relating to any (A) pending acquisition or disposition of any business or Person by any member of the Buyer Group, or (B) completed acquisition or disposition of any business or Person (whether by purchase, merger, consolidation or otherwise) by any member of the Buyer Group with material surviving obligations thereunder on the part of the Buyer Group;

(x) any agreement providing for future payments or the acceleration or vesting of payments that are conditioned, in whole or in part, on a change in control of any member of the Buyer Group;

(xi) any Buyer Group Affiliate Contract,

(xii) any lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rent exceeds $150,000 (other than a Buyer Group Lease);

(xiii) any lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rent exceeds $25,000; or

(xiv) any contract or agreement with any Governmental Entity.

7.18 Employee Plans.

(a) As used herein, “Buyer Group Plans” collectively refers to all “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and all other bonus, profit sharing, compensation, pension, provident fund or retirement benefit, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, phantom stock, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, retention, change in control, non-competition, or other benefit plans, agreements, policies, trust funds, or other arrangements (whether written or unwritten, insured or self-insured) established, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by any member of the Buyer Group on behalf of any employee, officer, director, or consultant of any member of the Buyer Group (whether current, former or retired) or any of their dependents, spouses, or beneficiaries or under which any member of the Buyer Group has or would reasonably be expected to incur any liability, contingent or otherwise. No member of the Buyer Group has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Buyer Group Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b) With respect to each Buyer Group Plan, (i) each Buyer Group Plan is now and has been established, maintained, funded and administered in all material respects in accordance with its terms, and in compliance in all material respects with Applicable Law and has been duly registered to the extent relevant if required by Applicable Law; (ii) except as would not reasonably be expected to result in a material liability, there are no pending or, to the Knowledge of the Buyer, threatened actions, audits, investigations, claims or lawsuits against or relating to any Buyer Group Plan or any trust or fiduciary thereof (other than routine benefits claims) and, to the Knowledge of the Buyer, no fact or event exists that would give rise to any such action, audit, investigation, claim or lawsuit; (iii) each Buyer Group Plan intended to be qualified under Section 401(a) of the Code has received, or timely requested, a favorable determination, or may rely upon a favorable opinion letter, from the IRS that it is so qualified and, to the Knowledge of the Buyer, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Buyer Group Plan; and (iv) all material payments required to be made by the Buyer Group under any Buyer Group Plan or by Applicable Law have been timely made or properly accrued in accordance with the provisions of each Buyer Group Plan and Applicable Law.

(c) No Buyer Group Plan is subject to Section 412, 430 or 4971 of the Code or Section 302 or Title IV of ERISA. No member of the Buyer Group or any corporation, trade, business, or entity that would be deemed a “single employer” with any member of the Buyer Group within the meaning of Section 414(b) or (c) of the Code or Section 4001 of ERISA or, solely for purposes of Section 412 of the Code, Section 414(m) or (o) of the Code (each, a “Buyer Group ERISA Affiliate”), or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any material liability (whether actual or contingent), directly or indirectly, with respect to any plan subject to Section 412, 430 or 4971 of the Code or Section 302 or Title IV of ERISA. No event has occurred and no condition exists with respect to any Company Group Plan that would subject any member of the Buyer Group by reason of its affiliation with any current or former Buyer Group ERISA Affiliate to any material (i) Tax, penalty or fine, (ii) Lien or (iii) other material liability imposed by Applicable Law. No Buyer Group Plan provides retiree health, disability or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other Applicable Law or at the full expense of the participant or the participant’s beneficiary. Each of the Buyer Group Plans is maintained in the United States and is subject only to the laws of the United States or a political subdivision thereof.

(d) No “prohibited transaction” under Section 4975 of the Code or Sections 406 and 407 of ERISA, not otherwise exempt under the Code or ERISA, has occurred with respect to any Buyer Group Plan.

(e) Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, or consultant of any member of the Buyer Group; (ii) limit or restrict the right of any member of the Buyer Group to merge, amend or terminate any Buyer Group Plan; (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Buyer Group Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from any member of the Buyer Group as a result of the imposition of the excise taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(f) The Buyer Group and the Buyer Group ERISA Affiliates do not maintain any Buyer Group Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all respects in compliance with the applicable requirements of the Patient Protection and Affordable Care Act, as amended, Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986. No member of the Buyer Group is subject to any liability, including additional contributions, assessable payments, fines, penalties or loss of tax deduction as a result of such administration and operation.

(g) With respect to each Buyer Group Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), such plan or arrangement has been maintained and operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder.

7.19 Labor Matters.

(a) No member of the Buyer Group is a party to any collective bargaining agreement or other labor union contract applicable to the employees and there are not any, and during the past five years (5) have been no, activities or proceedings of any labor union to organize any of the employees pending or under discussion with any labor organization or group of employees of any member of the Buyer Group. No member of the Buyer Group is engaged in any unfair labor practice, as defined in the National Labor Relations Act. There is no unfair labor practice charge or complaint pending, or to the Knowledge of the Buyer threatened, before any applicable Governmental Entity relating to any member of the Buyer Group.

(b) There is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Buyer, threatened against or affecting any member of the Buyer Group, and no member of the Buyer Group has experienced any strike, slowdown or work stoppage, lockout or other collective labor action by or with respect to the employees in the past five (5) years.

(c) The Buyer Group is and during the past five (5) years has been in compliance with all Applicable Laws relating to employment and employment practices, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, and classification of employees, consultants and independent contractors where any such non-compliance would not reasonably be expected to be material to the Buyer Group, taken as a whole.

(d) No member of the Buyer Group has received any written notice from any national, state, local or foreign agency or Governmental Entity responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of any member of the Buyer Group and to the Knowledge of the Buyer, no such investigation is in progress. No member of the Buyer Group is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(e) To the Knowledge of the Buyer, there has not been, and the Buyer does not anticipate or have any reason to believe that there will be, any adverse change in relations with employees as a result of the announcement of the transactions contemplated by this Agreement. To the Knowledge of the Buyer, no current employee or officer of any member of the Buyer Group intends, or is expected, to terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

7.20 Insurance. As of the date hereof, all insurance policies maintained by any member of the Buyer Group are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. No member of the Buyer Group is in default in any material respect under any provisions of any such policy of insurance nor has any member of the Buyer Group received notice of cancellation of any such insurance. No claim currently is pending under any such policy involving an amount in excess of $350,000. All material insurable risks in respect of the business and assets of the Buyer Group are covered by such insurance policies. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not cause a cancellation or reduction in the coverage of such policies.

7.21 Transactions with Directors, Officers, Members and Affiliates. Schedule 7.21 lists each Buyer Group Affiliate Contract. No equityholder of the Guarantor or the Buyer or any employee of any member of the Buyer Group, or any of their respective Related Parties (a) owns any direct or indirect interest in (other than ownership of the Guarantor, the Buyer, a Buyer Group GP Entity or a Buyer Group Fund) (i) any asset or other property used in or held for use in the Buyer Group Business or (ii) any consultant, service provider, supplier, customer, landlord, tenant, creditor or debtor of or to any member of the Buyer Group or the Buyer Group Business; (b) serves as a trustee, officer, director or employee of any investment in which a Buyer Group Fund has an interest (other than in the capacity as a member of the advisory board or similar committee); or (c) has any loan outstanding from, or is otherwise a debtor of, or has any loan outstanding to, or is otherwise a creditor of, any member of the Buyer Group or the Buyer Group Business or any investment in which a Buyer Group Fund has an interest. Ownership of less than 5% of a class of securities of a Person that is publicly traded shall not be deemed to be an interest for purpose of this Section 7.21.

7.22 Environmental Matters. The Buyer Group holds all licenses, permits and other authorizations required under all Environmental Laws to operate at the Buyer Group Leased Real Property and to carry on the Buyer Group Business as now conducted, except as would not reasonably be expected to be material to the Buyer Group, taken as a whole, and is in compliance in all material respects with all Environmental Laws and with all such licenses, permits and authorizations.

7.23 Investment Adviser Activities.

(a) Each of RCP Advisors 2 LLC, RCP Advisors 3 LLC and Five Points Capital Inc. is duly registered with the SEC as an investment adviser and with all other applicable Governmental Entities as an investment adviser to the extent required by Applicable Law, unless the failure to be so duly registered would not reasonably be expected to be material to the Buyer Group Business. Except for such registrations, none of the Buyer Group, the Buyer Group GP Entities or any of the Buyer Group’s officers, managers, directors or employees is, or is required to be, registered or appointed as an “investment adviser” or “investment adviser representative” under Applicable Law. Each such registration is in full force and effect.

(b) To the Knowledge of the Buyer, no employee of any member of the Buyer Group conducts investment management or investment advisory or sub-advisory activities except (i) as part of his or her employment with the applicable member of the Buyer Group, (ii) managing his or her own investments or the investments of family members (including as an executor or similar agent), including as permitted by the family office exemption pursuant to Rule 202(a)(11)(G)-1 under the Advisers Act, or (iii) on behalf of charitable organizations as a member of a board or committee for which no compensation is paid.

(c) There is no open-end investment company, closed-end investment company, unit investment trust, business development company or other collective investment vehicle registered or, to the Knowledge of the Buyer, required to be registered under the Investment Company Act to which, or on whose behalf, any member of the Buyer Group acts, or has acted, as investment adviser, sub-adviser, sponsor or distributor or otherwise provides or provided investment management or advisory services, or, additionally, in the case of any open-end investment company, acts or acted as principal underwriter.

7.24 Clients and Investment Contracts.

(a) Each Buyer Group Investment Contract has been performed in accordance with its terms, the Advisers Act and all other Applicable Laws by the Buyer Group, except, in each case, as would not reasonably be expected to be material to the Buyer Group Business. No Buyer Advisory Client or investor in any Buyer Advisory Client is in default of any obligation (including any economic obligation) under any of its Buyer Group Investment Contracts or any Buyer Group Investment Contract in respect of the Buyer Group, except for such defaults as would not reasonably be expected to be material to the Business. No subscription agreement materially alters the material terms of any Buyer Group Investment Contract.

(b) As of the date of this Agreement, the Buyer Group has not received notice from any Buyer Advisory Client of such Buyer Advisory Client’s intent to terminate its Buyer Group Investment Contract, to engage in negotiations to amend the terms and conditions of its Buyer y Group Investment Contract, or to withdraw assets from the Buyer Group’s management, in each case other than in the ordinary course of business.

7.25 Form ADV. With respect to the Buyer Group’s Form ADV Parts 1, 2A and 2B, as filed with the SEC or delivered to Buyer Advisory Clients, as applicable, each part of each such Form ADV was accurate and correct in all material respects, did not omit to state a fact necessary to make the statements therein not misleading in light of the circumstances under which they were made and complied in all material respects with Applicable Law.

7.26 Additional Representations and Warranties Regarding the Buyer Group Funds.

(a) As to each Buyer Group Fund, there has been in full force and effect a Buyer Group Investment Contract at all times that a member of the Buyer Group was performing investment management, advisory or sub-advisory or similar services for such TB Fund. Each Buyer Group Investment Contract pursuant to which a member of the Buyer Group has received compensation respecting its activities in connection with any of the Buyer Group Funds was duly approved and performed in all material respects in accordance with the applicable organizational documents and Applicable Law.

(b) Each Buyer Group Fund has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company, or similar power and authority. Each Buyer Group Fund is duly qualified, licensed or registered to do business in each jurisdiction where it is required to do so under Applicable Law, except for any failure to be so qualified, licensed or registered that would not reasonably be expected to have, individually, a material adverse effect on the Buyer Group, taken as a whole. All outstanding shares, units or interests of each Buyer Group Fund (i) have been issued, offered and sold in compliance with Applicable Law in all material respects and (ii) have been duly authorized and validly issued and are fully paid (other than with respect to any unfunded capital commitments that may be called by the relevant Buyer Group GP Entity of such Buyer Group Fund pursuant to the limited partnership agreement or limited liability company agreement (or equivalent) of such Buyer Group Fund) and (if applicable) non-assessable.

(c) Each Buyer Group Fund currently is, and has been since its inception, operated in compliance in all material respects with the terms of its Buyer Group Investment Contracts. Each Buyer Group Fund is in material compliance with the terms governing each of its underlying investments (including, without limitation, in respect of compliance with any applicable reporting and confidentiality provisions). No Buyer Group Fund is in default with respect to any obligations to contribute capital to such underlying investments.

(d) There are no material consent judgments or judicial orders on or with regard to any of the Buyer Group Funds.

(e) Reference is herein made to the audited financial statements, prepared in accordance with GAAP of each of the Buyer Group Funds, for the three (3) fiscal years ending December 31, 2018, December 31, 2017 and December 31, 2016 (each hereinafter referred to as a “Buyer Group Fund Financial Statement”). Each of the Buyer Group Fund Financial Statements is consistent with the books and records of the related Buyer Group Fund, and presents fairly in all material respects the consolidated financial position of the Buyer Group Fund in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) at the respective date of such Buyer Group Fund Financial Statement and the results of operations and cash flows for the respective periods indicated. The Buyer Group Fund Financial Statements reflect and disclose all material changes in accounting principles and practices adopted by each of the Buyer Group Funds during the periods covered by each Buyer Group Fund Financial Statement.

(f) No Buyer Group Fund has at any time been terminated, or has had its investment operations (including such Buyer Group Fund’s ability to call or recycle capital for investment purposes) suspended or terminated, prior to the end of its stated term or had its management, investment management or investment advisory function transferred away from any member of the Buyer Group.

(g) Each Buyer Group Fund is in material compliance with, and since January 1, 2015 has not been in default under, any Indebtedness of the Buyer Group.

(h) No intermediary, placement agent, distributor or solicitor has unlawfully marketed any of the services of any Buyer Group Fund or unlawfully marketed or sold any interest in any Buyer Group Fund, and there are no outstanding claims against any member of the Buyer Group or any Buyer Group Fund with respect to such marketing or sale.

(i) Except for such failures which, individually or in the aggregate, would not reasonably be expected to be material to the Buyer Group Business, each Buyer Group Fund and Buyer Group GP Entity (and the applicable member of the Buyer Group or Ultimate GP, as applicable, on behalf of each Buyer Group Fund and Buyer Group GP Entity) is in compliance with, and has since January 1, 2015 complied with the privacy rules and applicable regulations promulgated under the Gramm-Leach-Bliley Act, including the giving of any required notices to investors in each of the Buyer Group Funds.

(j) All Performance Records and private placement memoranda containing Performance Records provided, presented or made available by any member of the Buyer Group to any Buyer Advisory Client or any actual or potential investor in any Buyer Group Fund have, to the Knowledge of the Buyer, (i) complied with Applicable Law in all material respects and (ii) did not at the time they were so provided, presented or made available contain any untrue statement of a fact or, solely with respect to any private placement memoranda containing Performance Records, omit to state a fact required to be stated in them or necessary to make the statements in them, in light of the circumstances under which they were made, not misleading. The Buyer Group maintains all documentation necessary to form a basis for, demonstrate or recreate the calculation of the performance or rate of return of all accounts that are included in the Performance Records as required by Applicable Law.

7.27 Code of Ethics; Compliance Procedures; Compliance. The Buyer Group has adopted (and since January 1, 2015 has maintained at all times required by Applicable Law) the applicable Adviser Compliance Policies, and has designated and approved a chief compliance officer. To the Knowledge of the Buyer, there have been no material violations or allegations of material violations of the Adviser Compliance Policies where any such violation or allegation of material violations would not reasonably be expected to be material to the Buyer Group, taken as a whole.

7.28 Regulatory Reports; Filings. Since January 1, 2015, the Buyer Group has filed, on a timely basis, Form ADV and all other required regulatory reports, schedules, forms, registrations and other documents in each case that are material to the Buyer Group Organization, as applicable, together with any amendments required to be made with respect thereto with all applicable Regulatory Agencies, and has paid all fees and assessments due and payable in connection therewith. Except for routine examinations conducted by a Regulatory Agency in the regular course of the business of the Buyer Group, no Regulatory Agency has initiated, or threatened to initiate, any material proceeding or, to the Knowledge of the Buyer, material investigation or inquiry into the business or operations of the Buyer Group. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Buyer Group, in each case that is material to the Buyer Group.

7.29 Additional Representations and Warranties Regarding the Buyer Group GP Entities.

(a) No Buyer Group GP Entity is in default or breach under any Buyer Group Fund governing documents with respect to any obligations to contribute or return capital to any Buyer Group Fund, including with respect to any capital commitment, capital contribution, “giveback,” “clawback” or other funding/return obligation.

(b) Since January 1, 2015, no Person has taken or failed to take any action that would: (i) suspend or terminate any management, investment advisory or similar agreement by and between any member of the Buyer Group, on one hand, and any Buyer Group Fund, Buyer Group GP Entity or other advisory client on the other hand (including, for the avoidance of doubt, each Buyer Group Investment Contract), (ii) constitute grounds for removal of any Buyer Group GP Entity (or similar cessation of control) from such role under the governing documents of the applicable Buyer Group Fund, (iii) constitute grounds for suspension or early termination of any Buyer Group Fund’s investment or commitment period or early termination or dissolution of the Buyer Group Fund or (iv) otherwise suspend, modify, reduce or waive the payment (whether direct or indirect) of management fees or similar remuneration otherwise payable to any member of the Buyer Group by any Buyer Group Fund, Buyer Group GP Entity or other advisory client.

(c) There are no material consent judgments or judicial orders on or with regard to any of the Buyer Group GP Entities.

7.30 No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Buyer Group in connection with this Agreement or the transactions contemplated hereby.

7.31 Financing.

(a) The Buyer has delivered to the Company complete, true and correct copies of the executed debt financing commitment letter (the “Debt Commitment Letter” and the commitment thereunder, the “Debt Financing Commitment”) and the related fee letters (the “Fee Letters”) (provided that provisions in the Fee Letters such as numerical fees and certain other commercially sensitive terms in the Fee Letter that are customarily redacted in connection with purchase agreements of this nature but which redactions do not affect the amount, timing or conditionality for the availability of funds, may have been redacted) which obligate certain parties thereto (the “Debt Financing Sources”) to provide debt financing (the “Debt Financing”). The Debt Financing Commitment is a legal, valid and binding obligation of the Buyer (except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)), and is the legal, valid, and binding obligations of the other parties thereto. The Debt Financing Commitment is in full force and effect, and has not been withdrawn, rescinded or terminated or otherwise amended, modified or waived in any respect, and no such withdrawal, rescindment, termination, amendment, modification or waiver is contemplated by the Buyer or, to the knowledge of Buyer, any other party thereto. The funding of the amounts in the Debt Financing Commitment, together with the Buyer’s cash on hand, will be sufficient to enable the Buyer to consummate the transactions on the terms contemplated by this Agreement, and to pay or cause the payment of the Estimated Closing Amount and any amounts which, by the terms of this Agreement, will reduce the Estimated Closing Amount, and all of the out-of-pocket fees, costs and expenses of the Buyer arising from the consummation of the transactions contemplated by this Agreement and in connection with the Debt Financing and payable at the Closing. No event has occurred or circumstance exists that, with or without notice, lapse of time or both, would, or would reasonably be expected to: (x) constitute a default or breach on the part of the Buyer or any of its Affiliates or, to the knowledge of the Buyer, any other party thereto, under any term or condition of the Debt Financing Commitment or otherwise result in all or a portion of the Debt Financing contemplated thereby to be unavailable; (y) constitute or result in a failure to satisfy any of the terms or conditions set forth in the Debt Financing Commitment; or (z) otherwise result in all or a portion of the Debt Financing not being available.

(b) The Buyer has and will have at the Closing the financial capability to consummate the transactions contemplated by this Agreement, and the Buyer understands that the Buyer’s obligations hereunder are not in any way contingent or otherwise subject to (i) the consummation of any financing arrangements or obtaining any financing or (ii) the availability of any financing to Buyer or any of its Affiliates.

(c) Immediately after giving effect to the transactions contemplated by this Agreement, none of the Buyer Group or the Company Group, individually or in the aggregate shall (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts beyond its ability to pay as they become due. In completing the transactions contemplated by this Agreement, the Buyer Group does not intend to hinder, delay or defraud any present or future creditors of any of the Company Entities.

7.32 R&W Policy. The Buyer has provided the Company and the Sellers with a complete, true and correct copy of the bound commitment for the R&W Policy.

7.33 Exclusivity of Representations. The representations and warranties made by the Buyer in this Section 7 are the sole and exclusive representations and warranties made by the Buyer with respect to the Buyer Group Business, the Buyer Group, the Buyer Group GP Entities and/or the Buyer Group Funds (the Buyer Group Business, the Buyer Group, the Buyer Group GP Entities and/or the Buyer Group Funds referred to collectively as the “Buyer Group Organization”) and otherwise in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Other than the representations and warranties set forth in this Section 7, the Buyer does not make any express or implied representation or warranty, and hereby disclaims any such express or implied representations or warranties with respect to the Buyer Group Organization, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Company Group, or the quality, quantity or condition of the Buyer Group assets). The Sellers acknowledge that they have conducted to their satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Buyer Group, and, in making its determination to proceed with the transactions contemplated by this Agreement, each Seller has relied solely on the results of its own independent investigation and verification and the representations and warranties of the Buyer expressly and specifically set forth in this Section 7, as qualified by the Schedules.

SECTION 8.

COVENANTS OF THE SELLERS AND THE COMPANY.

Each Seller hereby covenants as follows, and, prior to the Closing, agrees to cause the Company Group to comply with the following covenants:

8.1 Conduct of Business Before the Closing Date.

(a) During the period from the date hereof to the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 14.1 (the “Interim Period”), without the prior written consent of the Buyer (not to be unreasonably withheld, delayed or conditioned), the Sellers shall cause the business of the Company Group to be conducted only in the ordinary course of business consistent with past practice, and shall cause the Company Group to preserve substantially intact its business organization in the ordinary course of business consistent with past practice. By way of amplification and not limitation, during the Interim Period, except as set forth in Schedule 8.1, without the prior written consent of the Buyer (not to be unreasonably withheld, delayed or conditioned), the Company Group shall not do any of the following, directly or indirectly, except as otherwise required by or expressly contemplated by this Agreement or required by Applicable Law:

(i) make any material change in the conduct of the Company Group Business or enter into any material transaction other than in the ordinary course of business consistent with past practice;

(ii) transfer, sell or dispose of any assets or properties of the Company Group Business, other than transfers, sales or dispositions of obsolete, broken or unsalable equipment in the ordinary course of business consistent with past practice;

(iii) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $2,500 or capital expenditures that are, in the aggregate, in excess of $2,500;

(iv) incur any Indebtedness, except in the ordinary course of business consistent with past practice;

(v) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, any of its Affiliates, other than in the ordinary course of business consistent with past practice;

(vi) make any material change in any method of accounting or accounting principle, method, estimate or practice, except for any such change required by reason of a concurrent change in GAAP or Applicable Law;

(vii) make, change or revoke any election or method of accounting with respect to Taxes affecting or relating to it or affecting or relating to the Company Group Business except as required by Applicable Law, fail to file when due (taking into account any extension) any Tax Return required to be filed by any member of the Company Group, or amend any material Tax Return of any member of the Company Group;

(viii) enter into with any Taxing Authority any closing or other agreement or settlement with respect to Taxes (other than income Taxes) affecting or relating to it or affecting or relating to the Company Group Business;

(ix) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Interim Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(x) commence, settle, release or forgive any Action, other than such Actions that will not impose any material obligation on the Company Group following the Closing and which will require payment by the Company Group of no more than $50,000 in any single instance;

(xi) permit the lapse of any existing policy of insurance relating to the business or assets of the Company Group;

(xii) permit the lapse of any right relating to Intellectual Property or any other intangible asset used in the Company Group Business;

(xiii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or ownership interest, or make any other change with respect to its capital structure;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group, or otherwise alter the Company Group’s capital structure;

(xv) acquire or agree to acquire, in any manner, including merger, consolidation, or purchase of equity interests or assets, any business of any Person or business organization or division thereof;

(xvi) amend, modify or terminate or enter into any Company Group Material Contract, or enter into any Company Group Material Contract other than in the ordinary course of business consistent with past practice;

(xvii) enter into any Contract with any Related Party of any member of the

Company Group;

(xviii) amend any of the Company Formation Documents;

(xix) authorize for issuance, issue, sell, pledge, transfer, deliver or agree or commit to issue, sell, pledge, transfer or deliver (A) any capital stock of or other equity or voting interest in any member of the Company Group (including any Interests) or (B) any Company Equity Rights;

(xx) make any distribution or declare, pay or set aside any dividend with respect to, any member of the Company Group that would require any member of the Company Group to pay such distribution or dividend after the Closing Date, other than dividends and distributions that have the effect of reducing Cash or Net Working Capital taken into account in the calculation of the Estimated Closing Amount;

(xxi) hire or terminate the employment (other than for cause or due to death or disability) of any officer of any member of the Company Group whose annual base salary would exceed, or exceeds, $200,000;

(xxii) (A) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation or benefits payable or to become payable by any member of the Company Group to any current or former employees or other individual service provider of any member of the Company Group; or (B) adopt, establish, amend or terminate any Company Group Plan, or any agreement, plan, policy or arrangement that would constitute a Company Group Plan if it were in existence on the date hereof, in each case, other than (1) the renewal of group health or welfare plans made in the ordinary course of business consistent with past practice and Applicable Law that do not materially increase the cost to the Company Group under such plans, or (2) as required by the terms of a Company Group Plan or Applicable Law in effect on the date hereof;

(xxiii) accelerate the collection of or discount any accounts receivable (including management fees), delay the payment of accounts payable or accrued expenses, delay the purchase of supplies or delay capital expenditures, repairs or maintenance; or

(xxiv) commit to do any of the foregoing.

(b) No Seller shall take any action that causes it to be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, such that the conditions set forth in Section 13 hereof, as the case may be, would not be satisfied.

(c) Notwithstanding anything to the contrary contained herein, during the period from and after the date of this Agreement until delivery of the Estimated Closing Statement, the Company Group shall be permitted to utilize any and all available cash to (i) pay expenses and bonuses that would otherwise constitute Transaction Expenses, (ii) repay outstanding Indebtedness, or (iii) make cash distributions, dividends or redemptions. In addition, nothing in this Section 8.1 shall limit in any way the Company Group’s activities with respect to any Non-Management Fee Economics.

8.2 Consents and Approvals. Each of the Sellers and the Company Group shall (a) use his or its reasonable best efforts to obtain all necessary Consents of all Governmental Entities and of all other Persons (including, without limitation, the consent of each counterparty to any Company Group Investment Contract or other contract) legally required in connection with the transactions contemplated by this Agreement, and (b) provide reasonable assistance and cooperation with the Buyer Group in its preparation and filing of all documents required to be submitted by the Buyer Group to any Governmental Entities, in connection with such transactions and in its obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by the Buyer Group in connection with such transactions (which assistance and cooperation shall include, without limitation, timely furnishing to the Buyer Group all reasonably requested information concerning the Sellers or any member of the Company Group required to be included in such documents or that would be helpful in obtaining any such required consent, waiver, authorization or approval). In furtherance and not in limitation of the foregoing, the Sellers and the Company Group shall permit the Buyer to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement or the transactions contemplated hereby, and the Seller shall not settle or compromise any such claim, suit or cause of action without the Buyer’s written consent (not to be unreasonably withheld).

8.3 Access to Properties and Records.

(a) Subject to the terms of the Confidentiality Agreement and Applicable Law, throughout the Interim Period, the Company Group shall (i) afford to the Buyer Group, and to the officers, directors, employees, accountants, counsel and other representatives of the Buyer Group, at the Buyer’s sole cost and expense, reasonable access during normal business hours and upon reasonable advance notice, in a manner that does not unreasonably interfere with the operations of the Company Group Business, to management-level employees, officers, properties, books and records of the Company Group; provided, that no member of the Company Group shall be required to (a) risk the loss of any legal privileges, immunity or other protection from disclosure, (b) violate any Applicable Law, contract or other obligation of confidentiality in providing such access, or (c) provide access to any books and records that relate to the sale process of the Company Group. Notwithstanding anything herein to the contrary, the Buyer shall not, and shall cause its Affiliates and their respective Representatives not to, contact any Advisory Client or other existing or potential investor or investee regarding the Company Group Business or the transaction. The Company shall have the right to have one or more Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 8.3, and all access shall be managed by and conducted through the Seller Owners.

(b) As long as the Closing shall not have occurred, the Company shall as promptly as practicable cause to be prepared in accordance with the Principles and delivered to the Buyer the unaudited financial statements of the Company for each fiscal quarter ending at least 45 days prior to the Closing Date.

8.4 Advisory Client Consent Process.

(a) As promptly as practicable following the date of this Agreement, the Company shall send a written notice to each Advisory Client or, in the case of a TB Fund, either the limited partner advisory committee or the investors of such TB Fund seeking Client Consent, which shall be in form and substance substantially similar to the Exhibit C attached hereto, informing such Advisory Client or investors in the TB Fund of the transactions contemplated by this Agreement and requesting the requisite Client Consent (as indicated in Schedule 5.4) to (1) the change in control of the Company and the “assignment” (as defined under the Advisers Act) of any investment advisory contract between such Advisory Client and any member of the Company Group, (2) the continuation of any such investment advisory agreement, including by waiving any termination of or right to terminate such Company Group Investment Contract solely in connection with the transactions contemplated in this Agreement, from and after the Closing on the same terms as the investment advisory agreement in effect as of the date hereof, (3) any required amendment to, or waiver of, the provisions of the limited partnership agreement or limited liability company agreement (or equivalent) of such TB Fund arising from any such change in control and/or “assignment” in the form attached to the written notice delivered under this Section 8.4(a) and (4) the assignment of control of the Company Group GP Entities to the Ultimate GP as contemplated under Section 8.10. The Company shall use reasonable best efforts to procure the requisite Client Consent from each Advisory Client.

(b) The Buyer shall be provided a reasonable opportunity to review all consent materials and communications, which shall be in form and substance reasonably satisfactory to the Buyer, with the Advisory Clients or investors in a TB Fund, to be used by the Company, prior to distribution. At all times prior to the Closing, the Company shall take reasonable steps to keep the Buyer informed of the status of obtaining such consents. The Company shall make available to the Buyer copies of all executed consents of all Advisory Clients received by the Company.

8.5 Negotiations. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 14 hereof, each Seller and the Company Group shall not, and each of them shall cause any Persons acting on behalf of any of them not to, directly or indirectly, encourage, solicit, consider, engage in discussions or negotiations with, or provide any information to, any Person or group of Persons (other than the Buyer or its representatives) concerning any merger, sale of all or substantially all of the Company Group’s assets, purchase or sale of Interests or similar transaction involving the Company Group or its assets (other than assets sold in the ordinary course of business).

8.6 Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Sellers and the Company Group shall use his or its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to (a) consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby and (b) comply with its obligations hereunder. Nothing in this Agreement shall require any Seller or the Company Group to pay a fee or other amount to, or forego or reduce any rights or agree to other accommodation with, any supplier, landlord, Governmental Entity or any other Person in order to obtain such Person’s consent for the transactions contemplated hereby (including in connection with obtaining any Client Consents), except any out-of-pocket costs, fees and expenses incurred by the Company Group in connection with each consent sought pursuant to Section 8.2 and Section 8.4, as set forth in Section 15.3.

8.7 Restrictive Covenants.

(a) General. Each Seller and Seller Owner acknowledges that this Agreement, and the specific covenants set forth in this Section 8.7 (the “Restrictive Covenants”), have been entered into by such Seller and Seller Owner in connection with the sale of the Interests (including the goodwill thereof) to the Buyer pursuant to this Agreement. With respect to any Seller Owner that will be an employee of the Buyer or any Affiliates of the Buyer following the Closing, the Restrictive Covenants shall be interpreted to be in furtherance, and not in limitation, of the employment duties of such Seller Owner to the Buyer or such Affiliate of Buyer.

(b) Non-Competition.

(i) In order to protect the legitimate business interest of the Buyer Group and its Affiliates, including but not limited to RCP Advisors 3, LLC, Five Points Capital, Inc. and the Company Group (each, a “P10 Entity” and collectively, the “P10 Entities”), and in consideration for the good and valuable consideration directly or indirectly offered to each Seller and Seller Owner, during the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), each Seller Owner shall not, directly or indirectly, for himself or on behalf of or in conjunction with any other Person, whether as an agent, employee, partner, joint venturer, investor or otherwise, engage in any Competitive Activity (as defined below), or accept any investment capital from or own any interest in (other than through the passive ownership of less than 2% of the outstanding shares of any class of capital stock of a corporation which is publicly traded on a national securities exchange) any Competitive Enterprise anywhere in the world.

(ii) For purposes of this Section 8.7, “Competitive Activity” shall mean the Seller Owner, directly or indirectly, for himself or for any other person, (i) accepting investment capital from any source for purposes of managing such capital in accordance with investment strategies, trading strategies or any other business activities identical or similar to any of those engaged in by a P10 Entity as of the Closing (other than in such Seller Owner’s capacity as an employee of the Company), including but not limited to private equity, venture capital, buyout, lending, debt, small business investment company or “fund-of-funds” strategies (including the management of “secondary fund-of-funds” investment vehicles or any other investment vehicle or separate account with a substantially similar investment strategy to any of the investment vehicles or separate accounts and strategies set forth in this sentence), (ii) participating in any Competitive Enterprise (defined below); provided that the passive ownership by such Seller Owner of not more than two percent (2%) of the outstanding shares of any class of capital stock of a corporation which is publicly traded on a national securities exchange will not be deemed to be a Competitive Activity, so long as such Seller Owner is not otherwise participating in the business of such corporation and/or (iii) directly or indirectly, in any capacity, interfering, or attempting to interfere, with the relationship between a Buyer Investor (defined below) and a P10 Entity.

(iii) “Competitive Enterprise” shall mean any business or entity, regardless of its size or the form of the business or form of the entity conducting such business, that, directly or indirectly, (i) engages in any of the investment strategies, trading strategies or any other business activities identical or similar to any of those engaged in by a P10 Entity as of the Closing, or (ii) owns or controls a significant interest in any entity that engages in any of the investment strategies, trading strategies or any other business activities identical or similar to any of those engaged in by a P10 Entity as of the Closing.

(iv) This Section 8.7 does not, in any way, restrict or impede any Seller Owner from exercising protected rights to the extent that those rights cannot be waived by agreement or from complying with any Applicable Law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that compliance does not exceed that required by the law, regulation, or order. Each Seller Owner shall promptly provide written notice of any order to the Buyer.

(c) Non-Solicitation of Employees. During the Restricted Period, each Seller Owner shall not directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any person who is or was an employee of the P10 Entities at any time during the six (6) months preceding such activity; provided, however, that the foregoing provision shall not prohibit (i) any solicitations made by or on behalf of such Seller Owner to the general public or such Seller Owner’s serving as a reference for any such employee upon request, or (ii) any solicitation, hiring or recruitment of any employee whose employment was terminated by the applicable P10 Entity, who is not in breach of any restrictive covenants applicable to such employee and who is not receiving severance payments (provided that this clause (ii) shall not apply to employees whose employment was terminated by the Company except to the extent such employees are receiving severance from the Company or were terminated for cause).

(d) Non-Solicitation of Buyer Investors. In order to protect the legitimate business interest of the P10 Entities, and the good and valuable consideration directly or indirectly offered to each Seller and Seller Owner, during the Restricted Period:

(i) Each Seller Owner agrees not to, directly or indirectly, in any capacity, contact and/or solicit any Buyer Investor (other than in such Seller Owner’s capacity as an employee of the Company) for purposes of providing investment management services that utilize any investment or trading strategies that are identical or similar to any investment or trading strategies utilized by a P10 Entity.

(ii) Each Seller Owner agrees not to, directly or indirectly, in any capacity, interfere, or attempt to interfere, with the relationship between any Buyer Investor and a P10 Entity.

(iii) “Buyer Investor” means any person or entity (A) that was invested in any fund or any other pooled investment vehicle, separate account or other financial product sponsored or managed by a P10 Entity, or an advisory client of a P10 Entity, during the Restricted Period, and (I) that the Seller Owner knew, or reasonably should have known based on the Seller Owner’s role with the Company, was an investor in such entities, or (II) with whom the Seller Owner had contact as an employee; or (B) with whom the Seller Owner knew a P10 Entity had discussions about becoming a Buyer Investor during the Restricted Period and who becomes a Buyer Investor within the six (6) month period after the end of the Restricted Period. Buyer Investor also means any person or entity that was an advisor, consultant, or manager of any person or entity referred to in clauses (A) or (B) of the preceding sentence.

(e) Nothing in this Section 8.7 shall prohibit (a) any Seller Owner from purchasing publicly traded securities of any corporation, provided that this ownership represents a passive investment and that such Seller Owner is not a controlling person of, or a member of a group that controls, the corporation; (b) any Seller Owner’s passive investment as a limited partner or similar capacity in a private equity fund, venture capital fund or other investment vehicle or other business enterprise managed by another person or entity; or (c) any Seller Owner from investing for the account of himself and his family members.

(f) Modification. If at the time of enforcement of the provisions of this Section 8.7, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Applicable Laws.

(g) Tolling of Restrictive Period. The running of the Restricted Period with respect to any Seller Owner shall be tolled during the period of any breach by such Seller Owner of any of the Restrictive Covenants.

(h) Severability. If any Restrictive Covenant is invalid in any part, it shall be curtailed, both as to time and location, to the minimum extent required for its validity under the governing law of this Agreement and shall be binding and enforceable with respect to each Seller Owner, as so curtailed.

(i) Reasonableness of Restrictions. Each Seller Owner acknowledges and agrees that he derived (and/or will derive) substantial economic benefit in connection with the transactions contemplated by this Agreement, and that the scope of activity, periods of time and the geographic area applicable to the Restrictive Covenants are reasonable.

(j) Remedies. Without intending to limit the remedies available to the Buyer Group and its Affiliates, each Seller Owner acknowledges that a breach of any of the Restrictive Covenants may result in material irreparable injury to the Buyer Group or any of its Affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Buyer Group or any of its Affiliates shall be entitled to seek a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach, restraining such Seller Owner from engaging in activities prohibited by this Section 8.7 or such other relief as may be required to specifically enforce any of the Restrictive Covenants.

8.8 Employee Matters. Prior to the Closing, the Company shall cause to be approved board resolutions terminating the Company Pension Plan effective prior to the Closing Date. The Sellers shall provide the Buyer with copies of such board resolutions at least three (3) Business Days prior to the effective date of such termination. Prior to the effective date of such termination, the Company shall use commercially reasonable efforts to cause to be timely delivered to all participants in such plans any required legal notices pertaining to such terminations, including any required Notice to Terminate (as required under ERISA) and any required ERISA section 204(h) notice. The Sellers shall provide the Buyer with copies of any such notices for review and reasonable comment reasonably in advance of delivery thereof.

8.9 Financing. The Buyer acknowledges and agrees that the Sellers, the Seller Owners, the Seller Representative, the Company Group and their respective Affiliates have no responsibility for any financing that the Buyer may raise or seek to raise in connection with the transactions contemplated hereby and have only the obligations expressly set forth in this Section 8.9. Prior to the earlier of: (a) the Closing; and (b) the termination of this Agreement in accordance with the terms hereof, each Seller and the Company Group shall use its commercially reasonably efforts to (x) provide to the Buyer and (y) cause the Company Group’s officers, employees and advisors to provide to Buyer, such cooperation as is customary for debt financings of the type contemplated by the Debt Commitment Letter and as is reasonably requested by the Buyer and that is reasonably necessary, proper, advisable or desirable in connection with arranging and obtaining the Debt Financing, including: (a) cooperating with the Buyer in the preparation of the Debt Financing Agreements; (b) at least five (5) Business Days prior to the Closing Date, providing all documentation and other information about the Company Group as is reasonably requested in writing by the Buyer and is required in connection with the Debt Financing by U.S. regulatory authorities applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act or otherwise required as set forth in paragraph 5 of Exhibit C to the Debt Commitment Letter (or substantially similar provisions in any Alternative Debt Financing), to the extent requested at least ten (10) Business Days prior to the Closing Date; and

(c) facilitating the pledging of collateral substantially concurrently with the Closing (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company (if certificated)), including executing and delivering any customary pledge and security documents, control agreements, mortgages or similar customary definitive financing documents as may be reasonably requested by the Buyer. No member of the Company Group shall be required to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing that would be effective prior to the Closing. Notwithstanding anything to the contrary in this Section 8.9 or in Section 9.7, no member of the Company Group shall be required to (1) undertake any obligation or execute or deliver any agreement, certificate or other instrument (other than authorization letters in connection with syndication efforts) that would be effective prior to the Closing or (2) undertake any obligation, execute or deliver any agreement, certificate or instrument or provide any cooperation unless, at the Company’s written request from time to time, the Buyer transfers to the Company an amount equal to the Company’s reasonable estimate of its expected out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such obligations, agreements and cooperation. The Company hereby consents to the use of its logos in connection with the Debt Financing; provided, that the logos are used solely in a manner that is not intended, or likely, to harm, disparage or otherwise adversely affect the Company or the reputation or the goodwill of the Company.

8.10 Control of Company Group GP Entities and Assignment of Economic Interests. Prior to the Closing, and to the extent any member of the Company Group does not currently serve as the Ultimate GP of each Company Group GP Entity, each Seller and the Company shall take all actions necessary, including, but not limited to, amending and restating the governing documents of a Company Group GP Entity (or its parent) or causing the Sellers or their Affiliates to resign as Ultimate GP of a Company Group GP Entity, to cause the Company or its designee to serve as the Ultimate GP of each Company Group GP Entity and to otherwise have the exclusive power to control the Company Group GP Entity, including the control over any voting rights; provided, however, that nothing in this Section 8.10 shall require any modification of the economic arrangements of the Company Group GP Entities (or their respective parents), including carried interest, except to the extent necessary to assign such economic arrangements from the Company to the Sellers or their designees to maintain the economic arrangements of the Company Group GP Entities (or their respective parents) as of the date hereof. Effective immediately prior to, and conditioned upon, the Closing, and to the extent that the Company holds any economic interest with respect to a TB Fund, any Company Group GP Entity or any other entity relating to (i) any capital commitment or capital contribution to any TB Fund or other entity, directly or indirectly, subscribed to or made by the Company or (ii) any right to receive, directly or indirectly, any portion of carried interest distributed by a TB Fund or other entity, and not, for avoidance of doubt, any right to receive management fees (the “Non-Management Fee Economics”), each Seller and the Company shall take all actions necessary, including, but not limited to, forming a new entity and assigning such economic rights to such new entity, to cause the Non-Management Fee Economics to be transferred outside the Company; provided, however, that nothing in this Section 8.10 shall require any modification of the economic arrangements with respect to the individual beneficiaries of the Non-Management Fee Economics. Notwithstanding any other provision herein to the contrary, the Buyer acknowledges and agrees that the Non-Management Fee Economics and, to the extent reflected on the balance sheet of the Company, any artwork of the Company shall be the property of the Sellers following the Closing.

SECTION 9.

COVENANTS OF THE BUYER.

9.1 Actions Before Closing Date. The Buyer shall, and shall cause each other member of the Buyer Group to, not take any action that causes it to be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 12 hereof, as the case may be, would not be satisfied.

9.2 Consents and Approvals.

(a) Upon the terms and subject to the conditions of this Agreement, the Buyer shall, and shall cause each other member of the Buyer Group to, use its reasonable best efforts to obtain all consents and approvals of Governmental Entities and third parties legally required to be obtained by it to effect the transactions contemplated by this Agreement, including any consents and approvals set forth on Schedule 5.4.

(b) Upon the terms and subject to the conditions of this Agreement, the Buyer shall, and shall cause each other member of the Buyer Group to, use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to (i) consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby and (ii) comply with its obligations hereunder.

(c) Notwithstanding the foregoing, nothing in this Agreement shall require, and the reasonable best efforts referenced in the immediately preceding clause (a) and clause (b) shall not include, the consent by the Buyer or any Affiliate of the Buyer to any divestitures or licenses of any material assets, supply or exchange agreements, hold separate agreements or any similar actions as may be required to obtain any and all necessary governmental, judicial or regulatory actions or non-actions, orders, waivers, consents, clearances, extensions and approvals.

(d) The Buyer shall, and shall cause each other member of the Buyer Group to, provide reasonable assistance and cooperation with each member of the Company Group, the Sellers and the TB Funds in its preparation and filing of all documents required to be submitted by any member of the Company Group, the Sellers and/or the TB Funds to any Governmental Entities, in connection with such transactions and in its obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by any member of the Company Group in connection with such transactions. In furtherance and not in limitation of the foregoing, the Buyer shall, and shall cause each other member of the Buyer Group to, permit the Sellers and the Company to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement or the transactions contemplated hereby.

9.3 Employee Matters.

(a) During the period beginning on the Closing and ending on the twelve (12) month anniversary of the Closing Date, the Buyer (or any member of the Buyer Group) shall provide employees of each member of the Company Group (other than the Sellers), who remain employed by the Buyer (or any member of the Buyer Group) following the Closing (each, a “Continuing Employee”) (i) with base salaries or wages and annual cash incentive opportunities that are no less favorable in the aggregate than the base salaries or wages and annual cash incentive opportunities, provided to such Continuing Employees immediately prior to the Closing Date, (ii) with employee benefits (including severance and excluding equity arrangements, phantom equity arrangements, retiree health and welfare benefits and defined benefit pension plans) that are substantially comparable in the aggregate to such benefits provided to such Continuing Employees under the applicable Company Group Plans immediately prior to the Closing Date, and (iii) with the positions, roles and responsibilities that are substantially comparable to such positions, roles and responsibilities held by such Continuing Employees immediately prior to the Closing Date. For purposes of determining (i) eligibility to participate, (ii) level of benefits and vesting, and (iii) benefit accruals under any “employee benefit plan,” as defined in Section 3(3) of ERISA or any other benefit plan or arrangement maintained by the Buyer Group (including any vacation, paid time off, sick pay or severance program), each Continuing Employee’s service with any member of the Company (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with the Buyer Group as of the Closing Date to the same extent that such service was recognized prior to the Closing Date under a comparable Company Group Plan in which such Continuing Employee participated; provided that the foregoing shall not apply to the extent that it would result in any duplication of analogous benefits for the same period of service or the crediting of service under a newly established plan of the Buyer Group for which prior service is not taken into account for similarly situated employees of the Buyer Group generally. From and after the Closing, the Buyer shall continue to honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each Continuing Employee, and each employee, officer, director, or consultant of each member of the Company Group (whether current, former or retired) or their dependents, spouses, or beneficiaries, arising under the terms of, or in connection with, any Plan in accordance with the terms thereof. Following the Closing, no member of the Buyer Group (including, for the avoidance of doubt, the Company Group) shall be responsible for any contributions required to be made by any Continuing Employee (but not, for the avoidance of doubt, any Seller Owner) to any Company Group GP Entity in existence on the Closing Date, to be funded in such a manner as determined by such member of the Buyer Group, including by way of any management fee offset permitted under the limited partnership agreement or limited liability company (or equivalent) of any TB Fund. With respect to any group health plan maintained by the Buyer Group in which any Continuing Employee is eligible to participate on or after the Closing Date, the Buyer shall (or shall cause the Buyer Group to) use commercially reasonable efforts to waive preexisting conditions, limitations, exclusions, evidence of insurability, required physical exams, actively-at-work requirements, waiting periods and similar limitations and requirements with respect to participation by and coverage of such Continuing Employee (and his or her eligible dependents). This Section 9.3(a) shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 9.3(a), express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 9.3(a). Nothing contained herein, express or implied, is intended to confer upon any employee of any member of the Company Group any right to continued employment for any period or continued receipt of any specific employee benefit, shall constitute an amendment to or any other modification of any Plan, or create any right to compensation or benefits of any nature or kind whatsoever.

(b) To the fullest extent not prohibited by Applicable Law, from and after the Closing, all rights to indemnification, exculpation and advancement of expenses now existing in favor of any individual under the Company Formation Documents who, at the Closing, is entitled to exculpation, indemnification and advancement of expenses thereunder (collectively, the “D&O Indemnified Persons”) with respect to their activities as such prior to the Closing, as provided in the operating agreements, organizational documents, indemnification agreements or other contracts of the Company as in effect on the date hereof (the “Indemnity Arrangements”), shall survive the Closing and continue in full force and effect for a period of not less than six (6) years from the Closing Date; provided that, in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims. The Indemnity Arrangements shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 9.3 applies without the consent of such affected D&O Indemnified Person.

(c) Prior to the Closing, the Buyer shall, or shall cause the Company as of the Closing to obtain and fully pay for a non-cancellable “tail” insurance policy with a claims period of at least six (6) years from and after the Closing from insurance carriers with the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) at least as favorable as the Company’s existing D&O Insurance with respect to matters arising out of or relating to acts or omissions existing or occurring (or alleged to have occurred or existed) at or prior to the Closing (including in connection with this Agreement, the Ancillary Agreements, or the transactions or actions contemplated hereby or thereby). The Buyer shall not, and shall cause its Affiliates not to, cancel or modify the D&O Insurance. In the event that, after the Closing Date, the Company or the Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Company or the Buyer, as the case may be, shall assume the obligations set forth in this Section 9.3. The provisions of Sections 9.3(b) and 9.3(c) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person, his or her heirs, executors or administrators and his or her other representatives. The provisions of this Section 9.3(c) shall survive the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

9.4 Capital Contributions and Carried Interest; Fund Administration. Following the Closing, the Buyer Group shall not be entitled to receive any equity interests or Carried Interest in respect of any TB Fund in existence as of the Closing, any Company Group GP Entity in existence as of the Closing or any other entity set forth on Schedule 5.6(a)(ii). The Buyer shall cause the Company Group to continue administering the TB Funds in compliance with their governing agreements, Applicable Law and this Agreement and the other Ancillary Agreements.

9.5 R&W Policy. The Buyer and its Affiliates shall cause the R&W Policy to be bound effective as of the Closing. The Buyer shall timely pay all premiums and other amounts required to cause the R&W Policy to become effective in accordance with its terms. The Buyer will not, and will cause its Affiliates not to, amend, waive or otherwise modify the R&W Policy in any manner that is adverse to the Sellers without the prior written consent of the Seller Representative. The R&W Policy shall provide that the R&W Insurer shall have no subrogation right, entitlement of privilege, or any recourse whatsoever, against the Sellers or their Affiliates pursuant to this Agreement, the R&W Policy, the negotiation, execution or performance of this Agreement and the transactions contemplated hereby, or otherwise, except against a Seller in the case of a matter arising directly from such Seller’s actual Fraud. Following the Closing, the Buyer shall not modify or amend the R&W Policy’s subrogation or third-party beneficiary provisions benefitting the Sellers or their Affiliates in any manner without the prior written consent of the Seller Representative.

9.6 Release.

(a) As of the Closing, each Seller, on behalf of itself and its Affiliates (as applicable, “Seller Releasing Person”), hereby releases and forever discharges each member of the Company Group, each member of the Buyer Group, their respective Affiliates, and the respective Representatives of each of the foregoing (each, solely in their capacity as such, a “Seller Released Person”) from all debts, demands, Actions, covenants, torts, damages and all defenses, offsets, judgments and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Seller Released Person, which any Seller Releasing Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters directly or indirectly relating to the Company Group (individually a “Seller Released Claim” and collectively the “Seller Released Claims”); provided, however, that nothing contained herein will operate to release, and the term Seller Released Claims shall not include (A) any obligations of any member of the Company Group to any employee with respect to accrued and unpaid salary, paid time off, expense reimbursement or employee benefits arising, in each case, in the ordinary course; (B) any obligation of the Company Group or the Buyer Group arising under this Agreement or any Ancillary Agreement; (C) any indemnification obligations of the Company Group to any Seller Releasing Person under any organizational document or agreement and D&O Insurance, or (D) any obligations of any member of the Company Group to any Seller Releasing Person in respect of any capital contributions made by a Seller Releasing Person or Carried Interest due or payable to any Seller Releasing Person. Notwithstanding the foregoing, no Company Group GP Entity or TB Fund shall be deemed a Seller Releasing Person.

(b) Each Seller Releasing Person:

(i) expressly waives and relinquishes all rights and benefits that such Seller Releasing Person may have under Applicable Law, including any state law or any common law principles limiting waivers of unknown claims, with respect to the Seller Released Claims;

(ii) understands that the facts and circumstances under which such Seller Releasing Person gives this full and complete release and discharge of the Seller Released Persons may hereafter prove to be different than now known or believed to be true by such Seller Releasing Person; and

(iii) accepts and assumes the risk thereof and agrees that such Seller Releasing Persons’ full and complete release and discharge of the Seller Released Persons with respect to the matters described in this Section 9.6 shall remain effective in all respects and not be subject to termination, rescission or modification by reason of any such difference in facts and circumstances.

(c) Notwithstanding the foregoing, this Section 9.6 does not limit the provisions of Section 10, Section 11 or Section 14 or the rights of any Indemnified Party thereunder or any representation, warranty, covenant or other obligation expressly set forth in this Agreement.

9.7 Financing.

(a) The Buyer shall, and shall cause the other members of the Buyer Group to, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Debt Financing Commitment, including with respect to: (i) maintaining in effect the Debt Financing Commitment and complying with all obligations thereunder; (ii) negotiating, executing and delivering definitive agreements with respect to the Debt Financing (the “Debt Financing Agreements”) on terms no less favorable than, and otherwise consistent with, the terms and conditions contained therein; and (iii) satisfying on a timely basis all conditions in the Debt Financing Commitment applicable to the Buyer’s obligations thereunder and complying with the terms thereof; provided that this covenant shall not require the Buyer to commence any Action against any of the other parties to the Debt Financing Commitment or the definitive documentation for the Debt Financing, if any, with respect thereto. In the event that all conditions contained in the Debt Commitment Letter have been satisfied (or upon funding will be satisfied), the Buyer shall cause the Debt Financing Sources to fund the Debt Financing, but in no event will the Buyer be required to do so prior to the time the Closing is required to occur under the terms of this Agreement. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, the Buyer shall use its reasonable best efforts to arrange to obtain as promptly as practicable, on terms that are not less favorable to the Buyer than the Debt Financing contemplated by such Debt Commitment Letters, as applicable, alternative sources of financing in an amount sufficient, when added to the portion of the Debt Financing that is available and the Buyer’s cash on hand, to consummate the Transactions and pay any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses (“Alternative Debt Financing”) and to obtain, and, when obtained, to provide the Company with a copy of, a new financing commitment that provides for such Alternative Debt Financing (the “Alternative Debt Financing Commitment Letter”). For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Fee Letter” shall be deemed to include any Alternative Debt Financing Commitment Letter or any fee letter referred to in such Alternative Debt Financing Commitment Letter (which such fee letters, for the avoidance of doubt, may be redacted in the same manner as the Fee Letters) with respect to any Alternative Debt Financing arranged in compliance with this Section 9.7(a) (and any Debt Commitment Letter and Fee Letter remaining in effect at the time in question) and the term “Debt Financing” shall be deemed to include any such Alternative Debt Financing.

(b)    The Buyer shall provide to the Company prompt notice (and in any event within three (3) Business Days): (i) of any material breach or default by any party to the Debt Commitment Letter and/or the Debt Financing Agreements of which the Buyer becomes aware;

(ii)    of any actual termination of the Debt Commitment Letter and/or the Debt Financing Agreements or any refusal by a Debt Financing Source to provide the full financing contemplated by the Debt Commitment Letter; (iii) of any material dispute or disagreement between or among any parties to the Debt Commitment Letter with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing and/or the Debt Financing Agreements); and (iv) of any material adverse change with respect to such Debt Financing, in each case, that would reasonably be expected to adversely affect the timely availability or amount of the Debt Financing.

(c) The Buyer shall not permit any amendment, modification or supplement to be made to, or any waiver of, any provision or remedy under or any replacement of the Debt Financing Commitment or the Fee Letters, if applicable, that could reasonably be expected to (i) materially adversely affect the ability of Buyer to enforce its rights thereunder or (ii) otherwise materially impair or delay or prevent the consummation of the transactions contemplated hereby (including the Closing or the availability of the Debt Financing) without the Company’s prior written consent (it being understood and agreed that, in any event, the Buyer may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, if the addition of such additional parties, individually or in the aggregate, would not prevent, materially delay, or materially impair the availability of the Debt Financing when required to be funded or the satisfaction of the conditions to obtaining the Debt Financing, in each case on the Closing Date (provided that the Debt Financing Sources as of the date hereof shall remain liable for the entirety of such commitments thereunder as of the date hereof). After any amendment, supplement, modification, replacement or waiver of the Debt Commitment Letter or the Fee Letters in accordance with this Section 9.7, the Buyer shall promptly deliver to the Company a true and complete copy thereof (and in the case of the Fee Letter, redacted in a manner consistent with this Section 9.7). Upon any such amendment, modification, supplement, waiver or replacement of the Debt Commitment Letter, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, modified, supplemented, waived or replaced and the Buyer shall provide a copy of any such material amendment to the Company.

(d) For purposes of this Agreement (other than with respect to representations made by the Buyer as of the date hereof), references to (i) “Debt Financing” shall include the Debt Financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, restated, replaced or substituted by this Section 9.7, (ii) “Debt Commitment Letter” shall also include any Fee Letters or other fee letters and any amendment, modification, restatement, supplement and replacement or substitution permitted by this Section 9.7 (which such other fee letters, for the avoidance of doubt, may be redacted in the same manner as the Fee Letters), and (iii) “Debt Financing Sources” shall include lenders and other financing sources (including underwriters, placement agents and initial purchasers) providing the Debt Financing pursuant to any amendment, modification, restatement, supplement and replacement permitted by this Section 9.7.

SECTION 10.

TAXES.

10.1 Transfer Taxes. All sales, transfer, use, documentary, stamp, gross receipts, registration, controlling interest, transfer, conveyance, excise, recording, license and other similar Taxes and fees together with any interest and penalties thereon (“Transfer Taxes”) imposed as a result of the sale of the Interests to the Buyer shall be borne 50% by the Sellers and 50% by the Buyer. Subject to the foregoing sentence, the party obligated by Applicable Law to pay and remit any Transfer Taxes shall timely remit to the relevant Taxing Authority all such amounts owed and the other party shall promptly reimburse the paying party for the portion (if any) of such Transfer Taxes for which it is obligated under the first sentence of this Section 10.1. The parties shall use reasonable efforts in cooperating to minimize the incidence of any Transfer Taxes. The party who is obligated by Applicable Law to file any Tax Return relating to Transfer Taxes shall prepare and file such Tax Return and provide the other party opportunity for review and comment.

10.2 Tax Matters.

(a) Tax Returns. Subject to the applicable governing documents of the Company Group GP Entities, the Seller Representative shall control the preparation and filing of any Flow-Through Return of the Company Group GP Entities (including, for the avoidance of doubt the TB Funds, as applicable); provided that if any such Flow-Through Return would result in any allocations (directly or indirectly) of income to any member of the Company Group (other than other Company Group GP Entities), then (i) at least fifteen (15) days prior to the filing deadline (or, with respect to any such Tax Returns (if any) that are due within twenty (20) days of the Closing Date, as soon as reasonably practicable prior to the filing deadline), the Seller Representative shall provide the Buyer with a copy of any such Tax Return, (ii) the Seller Representative shall consider in good faith any reasonable comments provided by the Buyer (and shall not unreasonably deny the implementation of any such comments) and (iii) for any such Tax Return that would result in any allocations (directly or indirectly) of income to the Company for any period or portion thereof after the Closing Date, shall not file any such Tax Return without the written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Except with respect to Flow-Through Returns which are solely governed by the preceding sentence, the Seller Representative shall prepare and timely file (taking into account extensions), or cause to be prepared and timely filed, all Tax Returns of the members of the Company Group (A) that are required to be filed prior to the Closing Date, or (B) that are income Tax Returns for a Tax period that begins prior to and ends on or prior to the Closing Date (including, for the avoidance of doubt, the final IRS Form 1065 of the Company), and shall promptly pay (or cause to be paid) all Taxes that are reflected on such Tax Returns to the extent such Taxes were not accrued as Indebtedness or as a liability in Final Net Working Capital or as Transaction Expenses. The Buyer shall prepare and timely file all other Tax Returns of the members of the Company Group (other than the Tax Returns of the Company Group GP Entities that are not Flow-Through Returns) that relate to any Pre-Closing Tax Period or Straddle Period in a manner consistent with past practice, except as otherwise required by Applicable Law. At least fifteen (15) days prior to the filing deadline (or, with respect to any such Tax Returns (if any) that are due within twenty (20) days of the Closing Date, as soon as reasonably practicable prior to the filing deadline), the Buyer (i) shall provide the Seller Representative with a copy of any such Tax Return and (ii) shall reflect any reasonable comments made by the Seller Representative with respect to the preparation of such Tax Return. The Sellers shall be responsible for (1) all Taxes that are shown as due on any such Tax Return filed by the Buyer relating to any Pre-Closing Tax Period and (2) for the pre-Closing portion of any Taxes that are shown as due on any such Tax Return for a Straddle Period (as determined in accordance with Section 10.3). No later than five (5) Business Days prior to the due date of any such Tax Return, the Seller Representative shall pay to the Buyer, on behalf of the Sellers, the amount of Taxes that are the Sellers’ responsibility with respect to such Tax Return under the prior sentence, to the extent such Taxes were not accrued as Indebtedness or as a liability in Final Net Working Capital or as Transaction Expenses. For the avoidance of doubt, any cost incurred with respect to the preparation or filing of any Tax Returns pursuant to the second sentence of this Section 10.2(a) shall be paid by the Sellers. For purpose of this Section 10.2(a) and Section 10.2(b), “Flow-Through Return” means a Tax Return of a Company Group GP Entity (including, for the avoidance of doubt a TB Fund, as applicable) that allocates or reports income to the direct or indirect beneficial owner(s) of the Company Group GP Entity under applicable Law.

(b) Tax Proceedings. The Buyer and the Seller Representative shall promptly notify each other upon receiving notice of any pending or threatened Tax proceeding that could result in Tax liability for any member of the Company Group with respect to a Pre-Closing Tax Period or a Straddle Period, or that relates to a Flow-Through Return. The Seller Representative shall control any Tax proceeding (i) with respect to a member of the Company Group that relates solely to any Tax period ending on or prior to the Closing Date (including, for the avoidance of doubt, the final IRS Form 1065 of the Company), (ii) with respect to any Flow-Through Return for a Pre-Closing Tax Period and (iii) with respect to any other Flow-Through Return to the extent such proceeding would not result in any Tax liability for which Buyer or any member of the Company Group (other than other Company Group GP Entities) would be responsible. The Buyer and the Seller Representative shall jointly control any Tax proceeding with respect to a Flow-Through Return not described in clause (ii) or clause (iii) immediately above (i.e., a Flow-Through Return to the extent such proceeding would result in any Tax liability for which Buyer or any member of the Company Group (other than other Company Group GP Entities) would be responsible. The Buyer shall control all other Tax proceedings with respect to the members of the Company Group (other than Tax proceedings that relate to Tax Returns of the Company Group GP Entities that are not Flow-Through Returns). The Seller Representative shall consult with the Buyer regarding any Tax proceeding with respect to a Flow-Through Return or with respect to the members of the Company Group that the Seller Representative controls and, in each case, that could result in Tax liability for a member of the Company Group, provide the Buyer with information and documents related thereto, permit the Buyer or its representative to attend and participate in any such Tax proceeding at the Buyer’s sole cost and expense, and not settle any such Tax proceeding without the consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). The Buyer shall consult with the Seller Representative regarding any other Tax proceeding with respect to a member of the Company Group that the Buyer controls and that could result in Tax liability for any Seller or any member of the Company Group in respect of which the Sellers may become obligated to make any indemnity payment pursuant to Section 11, provide the Seller Representative with information and documents related thereto, permit the Seller Representative to attend and participate in any such Tax proceeding at the Seller Representative’s sole cost and expense, and, solely with respect to any such tax proceeding that would give rise to Tax liability for any Seller or any member of the Company Group, not settle any such Tax proceeding without the consent of the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed). The provisions of this Section 10.2(b) shall apply notwithstanding anything to the contrary in Sections 11.6, 11.7 or 11.8.

(c) Allocation of Tax Liability.

(i) If the liability for Taxes for a Straddle Period is based upon income, gross receipts (such as sales Taxes) or specific transactions involving Taxes other than Taxes based upon income or gross receipts, the amount of Taxes attributable to the pre-Closing portion of such Straddle Period shall be an amount of Taxes determined by closing the books of the applicable member of the Company Group as of the close of business on the Closing Date.

(ii) If the liability for Taxes for a Straddle Period is determined on a basis other than income, gross receipts or specific transactions, the amount of Taxes attributable to the pre-Closing portion of such Straddle Period shall be equal to the amount of such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in such Straddle Period prior to and including the Closing Date and the denominator of which is the total number of days in the Straddle Period.

(d) Tax Treatment of Acquisition; Purchase Price Allocation.

(i) For U.S. federal income tax purposes, the parties hereto agree that

(A) the Buyer’s acquisition of the Interests pursuant to this Agreement is intended to be treated as an “assets-over” partnership consolidation of the Buyer and the Company that is described in Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), in which the Buyer shall be treated as the resulting partnership and the Company shall be treated as the terminating partnership, and (B) the cash consideration transferred by the Buyer in exchange for the Interests is intended to be treated as the proceeds of an asset sale by the Company to the Buyer, except for that portion of such consideration that is “allocable” (within the meaning of Treasury Regulations Section 1.707-5(b)) to the Debt Financing but does not exceed the Sellers’ “allocable share” (within the meaning of Treasury Regulations Section 1.707-5(b)(2)) of the Debt Financing, which shall be treated as a distribution described in Section 731 of the Code. The parties agree to treat the assumption of any liabilities of the Company by the Buyer as “qualified liabilities” as defined in Treasury Regulations Section 1.707-5(a)(6).

(ii) The Seller Representative shall, within 90 days following the Closing, submit to the Buyer an allocation of the purchase price as finally determined for U.S. federal income Tax purposes among the assets treated as sold to the Buyer, which shall be consistent with the following principles: depreciable and current assets shall be valued at their respective book values; management contracts shall be valued at the value attributable to the stream of income they are projected to produce during their 90 day notice termination period; and the remaining purchase price will be allocated to goodwill. Within 30 days of receipt, the Buyer shall submit any comments and suggested changes that it has on the allocation, which the Seller Representative shall consider in good faith.

(iii) The parties agree that any deductions with respect to Transaction Expenses (including, for the avoidance of doubt, Sale Bonuses) are intended to be allocable to the portion of the Company’s tax year ending on the Closing Date and, to the maximum extent permitted by Applicable Law, shall be included in the final IRS Form 1065 of the Company.

(iv) The parties hereto shall report and file their respective Tax Returns in accordance with the treatment described in Section 10.2(d)(i), (ii) and (iii) and shall not take any position on any Tax Return, in any audit, administrative, or judicial proceeding, or otherwise that is inconsistent with such treatment except as otherwise required by Applicable Law.

(e) Tax Receivable Agreements. For so long as the TrueBridge Members (as defined in the Buyer LLC Agreement) hold at least twenty-five percent (25%) of the equity acquired by the Sellers at Closing (including any other securities, equity or stock into which that equity is converted, exchanged or similar), the Buyer Group agrees that it shall not, and shall cause

New P10 Parent (as defined in the Buyer LLC Agreement), any Affiliates or any successor of the foregoing not to, make an acquisition of any business (or equity interest in such business) the terms and conditions of which include a TRA, unless such acquiring Person first obtains the written consent of Edwin Poston and Mel A. Williams, such consent not to be unreasonably withheld, conditioned or delayed; provided that it may be conditioned on a monetary compensation to Edwin Poston and Mel A. Williams (the “Commensurate Consideration”) that is commensurate with the payments the Sellers would have received had a customary and fulsome tax receivable agreement been entered into between the Sellers and the Company in connection with the Buyer’s acquisition of the Company, and the Sellers had sold their Series D Preferred Units to P10 Parent or New P10 Parent in a taxable transaction resulting in a basis step-up, and any tax deductions (or NOLs) resulting from the amortization of the basis step-up so obtained was deemed utilized each year by P10 Parent or New P10 Parent before any deductions (or NOLs) in such year resulting from any other basis step-up that is the subject of any other tax receivable agreement (or similar agreement, however titled) entered into by the Buyer Group, New P10 Parent, of any of their Affiliates after the date hereof. “TRA” (i) means (A) a customary tax receivable agreement (or similar agreement however titled) pursuant to which the seller or sellers would be paid periodic additional consideration after the closing of such acquisition (or an accelerated lump sum or installments thereof based on specified contingencies and assumptions) for the tax benefits to be realized with respect to a step-up in the tax basis of the assets directly or indirectly acquired in such acquisition, as such tax benefits are realized and at the tax rates in effect for each year of such realization (a “Basic TRA”) or (B) any note payable or deferred payments made in connection with such acquisition the amounts of which are the same or reasonably similar to the amounts that would be expected to be paid out under a Basic TRA and are based on the same factors set forth in the definition of Basic TRA above, and (ii) specifically excludes any amount paid at the closing of such acquisition regardless of whether the buyer has attributed value to the tax benefits to be realized with respect to a step-up in the tax basis of the assets directly or indirectly acquired and whether that value is reflected in the purchase price (whether based on future estimates of tax benefit realization or not). For example, (x) this Agreement and the purchase price paid pursuant to this Agreement would not be a TRA regardless of whether any of such purchase price is based on any stepped-up tax basis in the Company assets and (y) any agreement in which a taxable exchange of Preferred Units (as defined in the Buyer LLC Agreement) for stock of P10 Parent or New P10 Parent results in the former holder of such Preferred Units being entitled to payments, in addition to such stock, whenever and however paid, for the stepped-up tax basis received by P10 Parent or New P10 Parent, would be a TRA. This Section 10.2(e) shall terminate upon the first closing of an acquisition in connection with which Edwin Poston and Mel A. Williams enter into an agreement for, or are paid, Commensurate Consideration.

SECTION 11.

INDEMNIFICATION.

11.1 Survival. The parties hereto agree that (i) the Fundamental Representations shall survive the Closing for a period of five (5) years following the Closing Date, (ii) the representations and warranties in Sections 5.9 and 7.9 (other than in Section 7.9(b)) shall survive the Closing until sixty (60) days after the end of the applicable statute of limitations, (iii) the representations and warranties in Section 7.9(b) shall survive the Closing for a period of four (4) years following the Closing Date, (iv) each other representation and warranty set forth in this Agreement shall survive the Closing for a period of twelve (12) months following the Closing Date, (v) the covenants and agreements contained in this Agreement which expressly contemplate performance after the Closing shall survive the Closing for the period contemplated by their respective terms, and (vi) all covenants and agreements contained in this Agreement (other than the covenants described in clause (v)) shall terminate effective as of the Closing (or upon the earlier termination of this Agreement). No assertion of entitlement to indemnification, claim, lawsuit, or other proceeding arising out of or related to the breach of any representation or warranty contained in this Agreement may be made by any Indemnified Party (as defined below), unless notice of such assertion, claim, lawsuit or other proceeding is given to the Indemnifying Party (as defined below) in accordance with Section 11.5 prior to the end of the applicable survival period set forth in this Section 11.1.

11.2 Indemnification by the Sellers.

(a) Subject to the limitations set forth in this Section 11, from and after the Closing Date, each Seller shall indemnify and hold harmless the Buyer, the Buyer Group, and their respective Subsidiaries, Affiliates, directors, officers, members, managers, agents and employees (the “Buyer Indemnified Parties”) from, against and in respect of any Losses suffered or incurred by a Buyer Indemnified Party arising out of or resulting from (i) any breach of, or inaccuracy in, the representations and warranties of such Seller specifically set forth in Section 6 of this Agreement or (ii) any failure of such Seller to perform any of his covenants contained herein required to be performed after the Closing.

(b) Subject to the applicable limitations set forth in this Section 11, from and after the Closing Date, the Sellers (on a several and not joint basis based on the Seller Percentage of each Seller) shall indemnify and hold harmless the Buyer Indemnified Parties from, against and in respect of any Losses suffered or incurred by a Buyer Indemnified Party arising out of or resulting from (i) any breach of, or inaccuracy in, the representations and warranties of the Company specifically set forth in Section 5 of this Agreement, and (ii) any Indemnified Taxes.

11.3 Indemnification by the Buyer. Subject to the limitations set forth in this Section 11, from and after the Closing Date, the Buyer shall indemnify and hold harmless the Sellers from, against and in respect of any Losses suffered or incurred by the Sellers arising out of or resulting from (a) any breach of any representation or warranty of the Buyer specifically set forth in Section 7 of this Agreement and (b) any failure of the Buyer or the Company to perform any covenant or agreement contained in this Agreement which expressly contemplates performance by the Buyer or the Company after the Closing.

11.4 Limitations and Other Terms. The rights of the Indemnified Parties to indemnification pursuant to the provisions of this Section 11 are subject to the following limitations:

(a) Subject to Section 11.4(d), no individual claim by any Indemnified Party for any Losses pursuant to Section 11.2(a)(i), Section 11.2(b)(i) or Section 11.3(a) may be asserted unless and until the aggregate amount of Losses that would be payable pursuant to such claim exceeds an amount equal to $10,000 (which Losses will not be counted toward the Buyer Deductible or the Seller Deductible, as applicable).

(b) Subject to Section 11.4(d), (i) the Buyer Indemnified Parties shall not be entitled to indemnification for any Losses pursuant to Section 11.2(a)(i) or Section 11.2(b)(i) until the aggregate amount of the Buyer Indemnified Parties’ Losses under Section 11.2(a)(i) and Section 11.2(b)(i) exceeds the Seller Deductible, after which the Buyer Indemnified Parties may seek indemnification for any Losses from the first dollar thereof, up to $2,000,000 and (ii) the Sellers shall not be entitled to indemnification for any Losses pursuant to Section 11.3(a) until the aggregate amount of the Sellers’ Losses under Section 11.3(a) exceeds the Buyer Deductible, after which the Sellers may seek indemnification for any Losses from the first dollar thereof, up to $3,000,000.

(c) In the event that any Buyer Indemnified Party is entitled to indemnification for any Losses arising out of or resulting from (i) any breach of, or inaccuracy in, the Seller Fundamental Representations or the Company Fundamental Representations or (ii) Indemnified Taxes (the “Special Losses”), the Buyer Indemnified Party shall be required to use commercially reasonable efforts to seek recovery first from the R&W Policy for all Special Losses in excess of the retention of the R&W Policy; provided, however, that if at any time (x) any Buyer Indemnified Party has previously recovered Special Losses from the R&W Policy and (y) any Buyer Indemnified Party is entitled to indemnification for any Losses pursuant to Section 11.2 but is unable to fully recover under the R&W Policy due to the fact that the coverage limit of the R&W Policy has been met (such amount which was not recovered under the R&W Policy, the “Reduced Coverage Losses”), then the Seller or the Sellers, as applicable, shall indemnify the Buyer Indemnified Party for the Reduced Coverage Losses (provided that the Sellers shall not be required to indemnify the Buyer Indemnified Party for any Reduced Coverage Losses in excess of the aggregate amount of the Special Losses which were recovered from the R&W Policy). For the avoidance of doubt, and notwithstanding anything herein to the contrary, this Section 11.4(c) shall not limit the ability of the Buyer Indemnified Parties to seek indemnification from the Seller or the Sellers, as applicable, (x) with respect to the portion of the Special Losses which is less than or equal to the retention of the R&W Policy and (y) if the Buyer Indemnified Party does not recover the Special Losses under the R&W Policy for any reason.

(d) The limitations set forth in Sections 11.4(a) and 11.4(b) shall not apply with respect to any Losses arising out of or resulting from Fraud. The limitations set forth in Sections 11.4(a) and 11.4(b) shall not apply with respect to any Losses arising out of or resulting from a breach of, or inaccuracy in, the Seller Fundamental Representations, the Company Fundamental Representations or the Buyer Fundamental Representations, respectively.

(e) The amount of any Losses for which indemnification is provided for under this Section 11 shall be reduced by (i) any insurance proceeds or other amounts actually received by the applicable Indemnified Party from third parties with respect to such Losses, net of any deductible or any other expense incurred by the Indemnified Parties in obtaining such recovery, (ii) all indemnity, contribution and similar payments received or reasonably expected to be received by the Indemnified Party (or its parent or any of its Subsidiaries) in respect of any such claim, and (iii) any net tax benefits received by the applicable Indemnified Party in connection with the Loss that has occurred. The Indemnified Party will use its commercially reasonable efforts to recover under insurance policies and indemnity, contribution and similar agreements for any Losses prior to seeking indemnification under this Agreement. If the Indemnified Party (or its parent or any of its Subsidiaries) receives any such payment after it has already received an indemnification payment on account of its claim, then it shall promptly reimburse the Indemnifying Party for the amount of such payment to the extent that such amount was not already deducted from the indemnification payment made by the Indemnifying Party. For the avoidance of doubt, and without limitation to the provisions of Section 11.2 or 11.3, an Indemnified Party will not have any indemnity, contribution or similar rights against any Related Party.

(f) In no event will any Indemnified Party be entitled to recover any punitive damages (except to the extent payable as a result of a Third-Party Claim).

(g) In no event will any Indemnified Party be entitled to recover any Losses to the extent such Losses are included in the calculation of the Final Closing Amount.

(h) For purposes of this Section 11, any breach of, or inaccuracy in, any representation or warranty contained in this Agreement (as well as any certificate delivered pursuant to this Agreement) (other than the representations and warranties set forth in the first sentence of Section 5.14 and Section 5.18(a)), as well as the amount of any Losses resulting from any such breach or inaccuracy, shall be determined without giving effect to any limitations or qualifications regarding materiality, the use of the word “material”, “material respects”, “Company Group Material Adverse Effect” or “Buyer Group Material Adverse Effect”, or any similar term, qualification or limitation based on materiality contained herein.

(i) In no event will any Seller (or its Seller Owner) be liable for (A) any breach of, or inaccuracy in, any representation or warranty made by any other Seller (or its Seller Owner) or (B) breach or violation of any covenant or agreement made by any other Seller (or its Seller Owner). No Buyer Indemnified Party shall make a claim to indemnification under Section 11.2(b) unless such claim is made against all of the Sellers, and no Buyer Indemnified Party shall offer to compromise any claim unless the same offer is made to all of the Sellers to which the applicable claim has been made.

11.5 Procedures for Indemnification.

(a) If a party entitled to indemnification under this Section 11 (an “Indemnified Party”) asserts that it has suffered or incurred a Loss for which it is entitled to indemnification or that a party obligated to indemnify it has become obligated to such Indemnified Party, or if any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnified Party may become entitled to indemnification or a party obligated to indemnify it has become obligated to an Indemnified Party, such Indemnified Party shall give prompt written notice to (i) in the case of a claim for indemnification pursuant to Section 11.2(a), the applicable Seller against whom such claim is asserted, (ii) in the case of a claim for indemnification pursuant to Section 11.2(b), the Seller Representative, and (iii) in the case of a claim for indemnification pursuant to Section 11.3, the Buyer (each such person, an “Indemnifying Party”). No delay in delivering such written notice to the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder or prevent the Indemnifying Party from recovering in respect of any claim for indemnification pursuant to and in accordance with this Section 11 unless, and then solely to the extent that, the Indemnifying Party is actually and materially prejudiced thereby. Such notice by the Indemnified Party will describe the claim giving rise to an obligation of indemnification in reasonable detail and will indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. Thereafter, the Indemnified Party will deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such claim. Within 30 days after delivery of a notice pursuant to this Section 11.6 (the “Response Period”), the Indemnifying Party shall deliver to the Indemnified Party a written response to such notice. If, during the Response Period, the Indemnifying Party delivers a written notice disputing the Indemnified Party’s entitlement to indemnification of the Losses described in such notice, the parties shall use their commercially reasonable efforts to settle such disputed matters within 30 days following the expiration of the Response Period. The parties hereto acknowledge and agree that the Federal Rules of Evidence Rule 408 shall apply to the parties hereto during any such negotiations and any subsequent dispute arising therefrom. If the parties are unable to reach agreement within such 30-day period, the dispute may be resolved by any legally available means consistent with the provisions of Section 15.2.

(b) This Section 11.5(b) shall apply to any suit, action, investigation, claim or proceeding asserted by a third party against an Indemnified Party (a “Third-Party Claim”). The parties hereto shall cooperate and provide reasonable assistance in the defense or prosecution thereof. The Indemnified Party may not settle or compromise any Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). No Indemnified Party nor any of its Affiliates will admit any liability with respect to, or settle, compromise or discharge any Third-Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. The Indemnified Party and the Indemnifying Party will cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(c) To the extent of any conflict between Section 10.2(b) and this Section 11.5, Section 10.2(b) shall govern.

11.6 Exclusive Remedy. The parties hereto acknowledge and agree that, following the Closing, the indemnification provisions of Section 11 shall be the sole and exclusive remedies of the parties hereto for any claim (regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, or otherwise)) that any party may at any time suffer or incur, or become subject to, as a result of or in connection with, or otherwise under this Agreement or the transactions contemplated hereby, including any breach of any representation or warranty in this Agreement (including in any certificates delivered hereunder) by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, except (a) as provided in Section 3.2, (b) as provided in Section 15.16 or (c) in the event of a claim against a Person for such Person’s Fraud. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Applicable Law, all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement (including in any certificates delivered hereunder) it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any law, except pursuant to Section 3.2, this Section 11, Section 15.16 or in the event of a claim against a Person for such Person’s Fraud. Notwithstanding anything herein to the contrary, following the Closing (a) no Seller or Seller Owner shall have any liability pursuant to or arising from this Agreement or the transactions contemplated hereby in an aggregate amount in excess of the aggregate consideration received by such Seller or Seller Owner pursuant to this Agreement and (b) the Buyer shall not have any liability pursuant to or arising from this Agreement or the transactions contemplated hereby in an aggregate amount in excess of the same amount described in clause (a) immediately above. The Sellers and the Seller Owners shall have no liability in addition to what has been provided under Section 11.3, and the limitations of liability under this Section 11 shall not be limited, restricted or affected in any manner on the basis that: (a) the R&W Policy is not in force on the Closing Date for any reason; (b) the R&W Policy is terminated or cancelled or becomes null and of no effect at any time after the Closing Date for any reason; or (c) the R&W Policy provider refuses, omits, is unable to or delays to make any payment under the R&W Policy for any reason, whether or not the R&W Policy provider is in default or not under the R&W Policy.

11.7 Indemnification Payments. Any amounts owing under Section 11.2 shall be paid by the applicable Seller(s) to the Buyer by wire transfer of immediately available funds within three (3) calendar days after the final determination thereof. Any amounts owing under Section 11.3 shall be paid by the Buyer to the applicable Seller(s), as directed by the Seller Representative, by wire transfer of immediately available funds within three (3) calendar days after the final determination thereof.

11.8 Purchase Price Adjustment. Notwithstanding anything to the contrary in this Agreement, any payments pursuant to this Section 11 shall be treated as an adjustment to the consideration paid to the Sellers hereunder for the purchase of the Interests.

11.9 Guarantee by TCF. TCF hereby irrevocably, absolutely and unconditionally guarantees, as a primary obligation and not as a surety, to the Buyer the payment and performance of the obligations of Poston under this Agreement (in each case, subject to all limitations, qualifications, terms and conditions of Poston’s obligations set forth herein), including, for the avoidance of doubt, any obligations of Poston under Section 11.2 of this Agreement. This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collectability, irrespective of the validity, legality or enforceability of this Agreement or any other document or instrument contemplated hereby. TCF waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of TCF, any of its Affiliates or any other entity or other Person primarily or secondarily liable with respect to any of the guaranteed obligations, and all suretyship defenses generally. If any payment in respect of any of the guaranteed obligations is rescinded after receipt by the Buyer, the guaranty hereunder shall be automatically reinstated as if no such payment had ever been made. TCF agrees that the Buyer shall not be required to prosecute collection, enforcement or other remedies against TCF or to enforce or resort to any rights or remedies pertaining thereto, before calling on TCF for payment or performance. TCF hereby waives any and all notice of the creation, renewal, extension or accrual of the obligations of TCF set forth in this Agreement and notice of or proof of reliance by the Buyer upon this Section 11.9 or acceptance of this Section 11.9. The guaranty provided by TCF pursuant to this Section 11.9 is an unconditional guarantee of payment and not of collection and is in no way conditioned upon any requirement that TCF or any other Person first attempt to collect any amounts from the Buyer or resort to any security or other means of collecting payments required to be made by the Buyer hereunder. TCF acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.9 are made knowingly in contemplation of such benefits. TCF represents and warrants that (a) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly executed and delivered by TCF and constitutes a valid and binding obligation of TCF, enforceable against TCF in accordance with its terms, and (b) the execution, delivery and performance of this Agreement does not contravene any law to which TCF is subject or result in any breach of any Contract to which TCF is a party, other than such contravention or breach that would not be material to TCF or limit its ability to carry out the terms and provisions of this Agreement.

11.10 Guarantee by MAW. MAW hereby irrevocably, absolutely and unconditionally guarantees, as a primary obligation and not as a surety, to the Buyer the payment and performance of the obligations of Williams under this Agreement (in each case, subject to all limitations, qualifications, terms and conditions of Williams’ obligations set forth herein), including, for the avoidance of doubt, any obligations of Williams under Section 11.2 of this Agreement. This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collectability, irrespective of the validity, legality or enforceability of this Agreement or any other document or instrument contemplated hereby. MAW waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of MAW, any of its Affiliates or any other entity or other Person primarily or secondarily liable with respect to any of the guaranteed obligations, and all suretyship defenses generally. If any payment in respect of any of the guaranteed obligations is rescinded after receipt by the Buyer, the guaranty hereunder shall be automatically reinstated as if no such payment had ever been made. MAW agrees that the Buyer shall not be required to prosecute collection, enforcement or other remedies against MAW or to enforce or resort to any rights or remedies pertaining thereto, before calling on MAW for payment or performance. MAW hereby waives any and all notice of the creation, renewal, extension or accrual of the obligations of MAW set forth in this Agreement and notice of or proof of reliance by the Buyer upon this Section 11.9 or acceptance of this Section 11.9. The guaranty provided by MAW pursuant to this Section 11.9 is an unconditional guarantee of payment and not of collection and is in no way conditioned upon any requirement that MAW or any other Person first attempt to collect any amounts from the Buyer or resort to any security or other means of collecting payments required to be made by the Buyer hereunder. MAW acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.9 are made knowingly in contemplation of such benefits. MAW represents and warrants that (a) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly executed and delivered by MAW and constitutes a valid and binding obligation of MAW, enforceable against MAW in accordance with its terms, and (b) the execution, delivery and performance of this Agreement does not contravene any law to which MAW is subject or result in any breach of any Contract to which MAW is a party, other than such contravention or breach that would not be material to MAW or limit its ability to carry out the terms and provisions of this Agreement.

11.11 Guarantee by Guarantor. The Guarantor hereby irrevocably, absolutely and unconditionally guarantees, as a primary obligation and not as a surety, to the Sellers the payment and performance of the obligations of the Buyer under this Agreement (in each case, subject to all limitations, qualifications, terms and conditions of the Buyer’s obligations set forth herein), including, for the avoidance of doubt, any obligations of the Buyer under Section 11.3 of this Agreement. This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collectability, irrespective of the validity, legality or enforceability of this Agreement or any other document or instrument contemplated hereby. The Guarantor waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Guarantor, any of its Affiliates or any other entity or other Person primarily or secondarily liable with respect to any of the guaranteed obligations, and all suretyship defenses generally. If any payment in respect of any of the guaranteed obligations is rescinded after receipt by the Sellers, the guaranty hereunder shall be automatically reinstated as if no such payment had ever been made. The Guarantor agrees that the Sellers shall not be required to prosecute collection, enforcement or other remedies against the Guarantor or to enforce or resort to any rights or remedies pertaining thereto, before calling on the Guarantor for payment or performance. The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the obligations of the Guarantor set forth in this Agreement and notice of or proof of reliance by the Sellers upon this Section 11.11 or acceptance of this Section 11.11. The guaranty provided by the Guarantor pursuant to this Section 11.11 is an unconditional guarantee of payment and not of collection and is in no way conditioned upon any requirement that the Buyer or any other Person first attempt to collect any amounts from any Seller or resort to any security or other means of collecting payments required to be made by the Sellers hereunder. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.11 are made knowingly in contemplation of such benefits. The Guarantor represents and warrants that (a) it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly executed and delivered by the Guarantor and constitutes a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, and (b) the execution, delivery and performance of this Agreement does not contravene any law to which the Guarantor is subject or result in any breach of any Contract to which the Guarantor is a party, other than such contravention or breach that would not be material to the Guarantor or limit its ability to carry out the terms and provisions of this Agreement.

SECTION 12.

CONDITIONS PRECEDENT TO PERFORMANCE BY THE SELLERS, THE SELLER

OWNERS AND THE COMPANY.

The obligations of the Sellers, the Seller Owners and the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived in writing by the Seller Representative in his sole discretion:

12.1 Representations and Warranties of the Buyer. The representations and warranties of Buyer (i) set forth in the Buyer Fundamental Representations shall be true and correct in all respects, and (ii) set forth in Section 7 (other than the Buyer Fundamental Representations), without giving effect to any materiality or material adverse effect qualifications therein, shall be true and correct, in the case of clauses (i) and (ii), as of the Closing Date (except to the extent such representation or warranty refers to a specific date, in which case such representation or warranty shall instead be true and correct as of such date) as if made by the Buyer on and as of the Closing Date, except, in the case of clause (ii), to the extent that the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Group Material Adverse Effect.

12.2 Performance of the Obligations of the Buyer. The Buyer shall have complied with and performed in all material respects all obligations required under this Agreement to be performed or complied with by it on or before the Closing Date.

12.3 Consents and Approvals. All Consents of any Governmental Entities set forth on Schedule 5.4 shall have been duly obtained and shall be in full force and effect on the Closing Date. In addition, any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or shall have been terminated. In addition, the Consenting Percentage shall be at least eighty-five percent (85%).

12.4 No Violation of Orders. No preliminary or permanent injunction or other order issued by any Governmental Entity, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby; and no action or proceeding before any Governmental Entity shall have been instituted or threatened by any Governmental Entity that seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or that challenges the validity or enforceability of this Agreement.

12.5 Closing Certificate. The Buyer shall have delivered or caused to be delivered to the Seller Representative, a certificate of Buyer executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions set forth in Section 12.1 and Section 12.2 have been satisfied.

12.6 Buyer LLC Agreement. Prior to the Closing, the Buyer, the Guarantor and any other required members of the Buyer shall execute and deliver to the Seller Representative the Buyer LLC Agreement.

12.7 No Buyer Group Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been any Buyer Group Material Adverse Effect.

SECTION 13.

CONDITIONS PRECEDENT TO PERFORMANCE BY THE BUYER.

The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived in writing by the Buyer in its sole discretion:

13.1 Representations and Warranties of the Company and the Sellers. The representations and warranties (i) set forth in the Company Fundamental Representations and the Seller Fundamental Representations shall be true and correct in all respects, (ii) set forth in Section 5 (other than the Company Fundamental Representations), without giving effect to any Company Group Material Adverse Effect or other materiality qualifications therein, shall be true and correct, and (iii) set forth in Section 6 (other than the Seller Fundamental Representations), without giving effect to any material adverse effect or other materiality qualifications therein, shall be true and correct, in the case of clauses (i) through (iii), as of the Closing Date (except to the extent such representation or warranty refers to a specific date, in which case such representation or warranty shall instead be true and correct as of such date) as if made by the Company or the applicable Seller, as applicable, on and as of the Closing Date, except, in the case of clause (ii), to the extent that the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Group Material Adverse Effect, and in the case of clause (iii), to the extent that the failure of such representations and warranties of a Seller to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on, or a material delay in, the ability of such Seller to consummate the transactions contemplated by this Agreement.

13.2 Performance of the Obligations of the Sellers and the Company. Each of the Sellers and the Company shall have complied with and performed in all material respects all obligations required under this Agreement to be performed or complied by it or them on or before the Closing Date.

13.3 Consents and Approvals. All Consents of any Governmental Entities set forth on Schedule 5.4 shall have been duly obtained and shall be in full force and effect on the Closing Date. In addition, any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or shall have been terminated. In addition, the Consenting Percentage shall be at least eighty-five percent (85)%.

13.4 No Violation of Orders. No preliminary or permanent injunction or other order issued by any Governmental Entity, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby; and no action or proceeding before any Governmental Entity shall have been instituted or threatened by any Governmental Entity that seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or that challenges the validity or enforceability of this Agreement.

13.5 No Company Group Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been any Company Group Material Adverse Effect.

13.6 Payoff of Indebtedness. At least two (2) days prior to the Closing Date, the Seller Representative shall have obtained and delivered to the Buyer (a) payoff letters (“Payoff Letters”) relating to the repayment at the Closing of all Indebtedness of the Company Group (other than the Company Group GP Entities) of the type described in clause (i) of the definition of Indebtedness and the release of all Liens in connection therewith on the Closing Date and (b) wire instructions related to the payment at Closing of all Transaction Expenses (the “Transaction Expenses Wire Instructions”) and copies of final invoices from each such payee acknowledging the invoiced amounts as full and final payment for all services; provided, however, that in no event shall this Section 13.6 require the Seller Representative, any Seller or any member of the Company Group to cause the termination of any Contract relating to Indebtedness other than as part of the Closing.

13.7 FIRPTA Affidavit. Each Seller (and the Company) shall have delivered to Buyer a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller (or, in the case of the Company, the Company) is not a “Foreign Person” as defined in Section 1445 of the Code.

13.8 Closing Certificate. The Seller Representative shall have delivered or caused to be delivered to the Buyer, a certificate duly executed by the Seller Representative, dated as of the Closing Date, stating that the conditions set forth in Section 13.1 and Section 13.2 have been satisfied.

13.9 Company LLC Agreement. Prior to the Closing, the Company shall enter into the Company LLC Agreement substantially in the form attached hereto as Exhibit D.

13.10 Buyer LLC Agreement. Each Seller shall have executed the Buyer LLC Agreement.

13.11 Pre-Closing Restructuring. The restructuring contemplated by Section 8.10 shall have been completed to the reasonable satisfaction of the Buyer.

SECTION 14.

TERMINATION.

14.1 Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing:

(a) by mutual written consent of the Seller Representative and the Buyer;

(b) by the Buyer if any Seller or the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, which breach would give rise to the failure of any of the conditions set forth in Section 13 to be satisfied, and which breach cannot be cured by such Seller or the Company, as the case may be, or, if capable of being cured, shall not have been cured prior to the earlier of (i) two (2) Business Days prior to the Outside Date and (ii) the date that is 30 calendar days after receipt by the Seller Representative of notice in writing from the Buyer specifying the nature of such breach and requesting that it be cured (provided, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 14.1(b) if the Buyer is then in breach of the terms of this Agreement which breach would give rise to the failure of any of the conditions set forth in Section 12);

(c) by the Seller Representative if the Buyer has breached any representation, warranty, covenant or agreement contained in this Agreement, which breach would give rise to the failure of any of the conditions set forth in Section 12 to be satisfied, and which breach cannot be cured by the Buyer, or, if capable of being cured, shall not have been cured prior to the earlier of

(i) two (2) Business Days prior to the Outside Date and (ii) the date that is 30 calendar days after receipt by the Buyer of notice in writing from the Seller Representative specifying the nature of such breach and requesting that it be cured (provided, that the Seller Representative shall not have the right to terminate this Agreement pursuant to this Section 14.1(c) if any Seller or the Company is then in breach of the terms of this Agreement which breach would give rise to the failure of any of the conditions set forth in Section 13);

(d) by the Seller Representative or the Buyer if (i) there shall be a final, non-appealable order of a federal or state court in effect permanently preventing consummation of the transactions contemplated hereby; or (ii) there shall be any final, non-appealable action taken, or any judgement, decree, statute, rule, regulation or order enacted, promulgated or issued and deemed applicable to the transactions contemplated hereby by any Governmental Entity that would make consummation of the transactions contemplated hereby illegal; or

(e) by the Seller Representative or the Buyer if the Closing shall not have been consummated by the date that is 90 calendar days after the date hereof (the “Outside Date”), provided that if the Closing has not occurred as of the Outside Date solely because any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall not have expired or shall not have been terminated as of such date, then the Outside Date shall be automatically extended for an additional period of sixty (60) days, provided further that the right to terminate this Agreement under this Section 14.1(e) shall not be available to any party whose failure to fulfill any material covenant under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

14.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 14.1 hereof, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party hereto, or their respective officers, directors, equity owners or Affiliates, except to the extent that such termination results from the Willful Breach by a party hereto of this Agreement, and provided that the provisions of Section 14 and Section 15 hereof shall remain in full force and effect and survive any termination of this Agreement; provided, further, that the Confidentiality Agreement, dated as of October 23, 2019, by and between the Company and RCP Advisors 3, LLC, an indirect subsidiary of the Buyer (the “Confidentiality Agreement”), will survive the termination of this Agreement for a period of two (2) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional two (2) year period). Nothing in this Section 14 will be deemed to impair the right of any party to compel specific performance by another party of its obligations under this Agreement. For the avoidance of doubt, in the event of the termination of this Agreement, the Debt Financing Source Parties, in their capacity as such, will have no liability to the Company Group, any of their Affiliates or any of their direct or indirect stockholders hereunder or under the Debt Financing Agreements or otherwise relating to or arising out of the transactions contemplated by such agreements (including for any willful and material breach).

SECTION 15.

MISCELLANEOUS.

15.1 Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that the Buyer may assign its rights hereunder to an Affiliate of the Buyer or collaterally assigned to any Debt Financing Sources in connection with the Debt Financing; provided, further, that no such assignment shall reduce or otherwise vitiate any of the obligations of the Buyer hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

15.2 Governing Law, Jurisdiction; Forum. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of, the State of New York, without giving effect to the principles of conflicts of laws thereof. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing Commitments, the Debt Financing, the Debt Commitment Letter, or the Debt Financing Agreements executed in connection therewith or the performance thereof, and consent to the jurisdiction of, the courts of the County of New York, State of New York or the United States of America for the Southern District of New York. Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to such jurisdiction. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, THE DEBT FINANCING COMMITMENTS, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, THE DEBT FINANCING AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. The Company Group further agrees that it shall not, and shall cause their Affiliates and their direct and indirect stockholders not to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Party, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing Commitments, the Debt Financing, the Debt Commitment Letter or the Debt Financing Agreements executed in connection therewith or the performance thereof.

15.3 Expenses. Except as expressly set forth herein, all fees, expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, expenses and costs. Notwithstanding the foregoing, (a) the Buyer shall be responsible for one-half of the premium and other costs of the R&W Policy, plus all of the premium and other costs of the R&W Policy in excess of $300,000 to the extent that the aggregate premium and other costs of the R&W Policy exceed $300,000, and (b) (i) one-half of the premium and other costs of the R&W Policy, up to $150,000, and (ii) the cost of the insurance policy contemplated by Section 9.3(c) shall be a Transaction Expense.

15.4 Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

15.5 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day of transmission if sent via electronic mail transmission to the electronic mail address given below, and telephonic or electronic mail confirmation of receipt is obtained promptly after completion of transmission; (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Sellers, Seller Owners or the Seller Representative (or, if before the Closing, to the Company):

Edwin Poston and Mel Williams

c/o TrueBridge Capital Partners LLC

1011 South Hamilton Road, Suite 400

Chapel Hill, NC 27517

E-mail: edwinposton@gmail.com and mwilliams93@gmail.com

with a copy to:

Choate Hall & Stewart LLP

Two International Place

Boston, MA 02110

Attention: Kevin M. Tormey

E-mail: ktormey@choate.com

If to the Buyer or the Guarantor (or, if after the Closing, to the Company):

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

Attention: C. Clark Webb and William F. Souder, Jr.

Email: ccw@210capital.com and fsouder@rcpadvisors.com

with a copy to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue

Dallas, Texas 75201

Attention: David L. Sinak and Doug Rayburn

E-mail: dsinak@gibsondunn.com and drayburn@gibsondunn.com

Any party may change its address for the purpose of this Section 15.5 by giving the other party written notice of its new address in the manner set forth above.

15.6 Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Buyer and the Seller Representative, or in the case of a waiver, by the Buyer or the Seller Representative, as applicable, waiving compliance. Any waiver by the Buyer or the Seller Representative of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement. Notwithstanding anything to the contrary contained herein, this Section 15.6 (Amendments; Waivers), the last sentence of Section 14.2 (Effect of Termination) and Section 15.15 (Non-Recourse), Section 15.2 (Governing Law, Jurisdiction; Forum), Section 15.10 (Parties in Interest) and Section 15.16 (Specific Enforcement) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of this Section 15.6, the last sentence of Section 15.15 or Sections 14.2, 15.2, 15.10 or 15.16) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Source without the prior written consent of the Debt Financing Source.

15.7 Public Announcements and Confidentiality. The Buyer Group, the Company Group and the Sellers shall not (and shall ensure that their Affiliates, equity holders, directors, officers, employees, agents and other representatives do not) issue a press release or any other public written statement or disseminate any public communication through any form of media (including radio, television or electronic media) about this Agreement or the transactions contemplated by this Agreement except, in the case of the Company Group (following the Closing) or the Buyer Group, with the written consent of the Seller Representative, or in the case of the Company Group (prior to the Closing) or any Seller, with the written consent of the Buyer, except in each case as required by Applicable Law, in the reasonable opinion of counsel, in which case the Buyer and the Seller Representative will have the right to reasonably review and comment on such press release, announcement or communication prior to its issuance, distribution or publication. The press release to be filed with the Securities Exchange Commission is attached as Exhibit E.

15.8 Confidential Information.

(a) Each Seller understands and agrees that any information regarding the business conducted by the Company Group, including, without limitation, any and all trade secrets related thereto (“Confidential Information”), constitutes valuable assets and, following the Closing, agrees not to, and agrees to cause its Affiliates not to, directly or indirectly, disclose any Confidential Information except solely to the extent necessary for any Seller to perform his, her or its obligations as an employee of the Company or the Buyer Group or in connection with the resolution of disputes and indemnification claims under this Agreement; provided, however, that Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by a Seller or (ii) first becomes available to any Seller after the Closing Date directly or indirectly from a source other than the Company or the Buyer, provided that such source is not known by such Seller to be bound by a confidentiality agreement with the Buyer or its Affiliates or otherwise prohibited from transmitting the information to any Seller by a contractual, legal or fiduciary obligation.

(b) Anything herein to the contrary notwithstanding, no Seller will be restricted from disclosing Confidential Information that is required to be disclosed by Applicable Law; provided, however, that in the event disclosure is required by Applicable Law after the Closing, (i) the applicable Seller shall provide the Buyer with as much advanced notice as is practicable of such requirement so that the Buyer may seek an appropriate protective order prior to any such required disclosure by such Seller, and (ii) the applicable Seller shall only disclose the portion of the Confidential Information that is required to be disclosed by the Applicable Law, as determined by outside counsel.

15.9 Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

15.10 Parties in Interest. Except as provided in Section 9.3(b)-(c), Section 9.6, Section 11 and Section 15.15(a), which shall be enforceable by the parties entitled to the benefits thereunder, nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third persons to the parties hereto. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the parties hereto. Notwithstanding the foregoing, (a) the last sentence of Section 14.2 (Effect of Termination) and Section 15.15 (Non-Recourse) shall be enforceable against the Company Group (but not the Buyer Group) by each Debt Financing Source Party and (b) the provisions of this Section 15.10 and Sections 15.6 (Amendments; Waivers), 15.2 (Governing Law, Jurisdiction; Forum) and 15.16 (Specific Enforcement) shall be enforceable against all parties to this Agreement by each Debt Financing Source Party.

15.11 Scheduled Disclosures. Disclosure of any matter, fact or circumstance in a Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of any other Schedule to this Agreement to the extent that such disclosure is readily apparent on its face to be so applicable to such other Schedule. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of law or breach of contract).

15.12 Section and Paragraph Headings. The Section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

15.14 Authorization of Seller Representative.

(a) Poston and Williams, acting jointly, are hereby appointed, authorized and empowered to act as Seller Representative for the benefit of Sellers, as the exclusive agent and attorney-in-fact on behalf of the Sellers, in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority:

(i) to execute and deliver waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby, and amendments hereto and thereto, as it may deem necessary or desirable, subject to any applicable reasonableness requirement set forth in this Agreement;

(ii) to receive all agreements, certificates and other documents to be delivered by the Buyer at the Closing pursuant to this Agreement;

(iii) to give and receive notices of service of process on behalf of each Seller under this Agreement;

(iv) to direct the payment of all moneys and other proceeds and property payable to Seller Representative or the Sellers from the Buyer as described herein;

(v) to enforce and protect the rights and interests of Sellers (including Seller Representative, in its capacity as a Seller) and to enforce and protect the rights and interests of the Seller Representative arising out of or under or in any manner relating to this Agreement, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein (including in connection with any and all claims for indemnification brought under Section 11), and to take any and all actions that Seller Representative believes are necessary or appropriate under this Agreement for and on behalf of the Sellers, including asserting or pursuing any claim, action, suit or proceeding (a “Claim”) against the Buyer, defending any Third-Party Claims on behalf of the Seller, consenting to, compromising or settling any such Claims, conducting negotiations with the Buyer and its representatives regarding such Claims, and, in connection therewith, to, among other things: (A) assert any claim or institute any claim, action, suit, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, suit, proceeding or investigation initiated by the Buyer or any other Person, or by any federal, state or local Governmental Entity against Seller

Representative and/or any of the Sellers, and receive process on behalf of any or all of the Sellers in any such claim, action, suit, proceeding or investigation and settle on such terms as the Seller Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, suit, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Seller Representative may deem advisable or necessary; and (D) file and prosecute appeals from any decision, judgment or award rendered in any such claim, action, suit, proceeding or investigation, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(vi) to refrain from enforcing any right of any Seller and/or the Seller Representative arising out of or under or in any manner relating to this Agreement or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Seller Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Seller Representative or by such Seller unless such waiver is in writing signed by the waiving party or by the Seller Representative; and

(vii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller Representative may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.

(b) All of the indemnities, immunities and powers granted to the Seller Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement. The Buyer shall have the right to rely upon all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the Sellers.

(c) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller,

(ii) shall survive the consummation of the transactions contemplated by this Agreement, and (iii) shall be binding upon the successors, assigns, heirs, executors, administrators, legal representatives and beneficiaries, as applicable, of each of the Sellers.

(d) The Sellers, severally in accordance with their Seller Percentage, shall indemnify and hold harmless the Seller Representative against any Losses resulting from its role as the Seller Representative.

(e) Each Seller shall be obligated to reimburse the Seller Representative for any out-of-pocket cost or expense incurred by the Seller Representative in connection with the exercise of its duties under this Section 15.14.

(f) In the event the Seller Representative resigns as the Seller Representative or upon the death or disability of the Seller Representative, the Sellers shall appoint by majority vote of the Sellers a substitute Seller Representative, who may be a Seller or any other Person.

15.15 Non-Recourse. Subject in all cases to the provisions of Section 11, this Agreement and the Ancillary Agreements may only be enforced against, and any claim or suit based upon, arising out of, or related to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the Ancillary Agreements, may only be brought against the named parties to this Agreement or such Ancillary Agreements and then only with respect to the specific obligations set forth herein and therein with respect to the named parties to this Agreement or such Ancillary Agreements (in all cases, as limited by the provisions of SECTION 11). No Person who is not a named party to this Agreement or the Ancillary Agreements, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company, the Sellers, the Seller Owners or any of their respective Affiliates, will have or be subject to any liability or indemnification obligation (whether in contract, tort or otherwise) to the Buyer or any other Person resulting from (nor will the Buyer have any claim with respect to) (i) the distribution to the Buyer, or the Buyer’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to the Buyer in certain “data rooms,” confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, or (ii) any claim based on, in respect of, or by reason of, the sale and purchase of the Company, including any alleged non-disclosure or misrepresentations made by any such Persons, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract, tort or otherwise, or whether at law or in equity, or otherwise; and each party hereto waives and releases all such liabilities and obligations against any such Persons. Notwithstanding anything to the contrary in this Agreement, no Debt Financing Source Party shall have any liability or obligation to the Company Group, any of their Affiliates or any of their direct or indirect stockholders in any way relating to or arising out of this Agreement, the Debt Commitment Letter, the Debt Financing or any of the transactions contemplated hereunder or thereunder, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and the Company Group shall not seek to, and shall cause their Affiliates and their direct and indirect stockholders not to seek to, recover any money damages (including consequential, special, indirect or punitive damages, or damages on account of a willful and material breach) or obtain any equitable relief from or with respect to any Debt Financing Source.

15.16 Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged and agreed that the parties hereto shall be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 15.16, and each party hereto (a) irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (b) agrees to cooperate fully in any attempt by the other party or parties in obtaining such equitable relief. Notwithstanding the foregoing, none of the Company Group or any of their Affiliates or their direct and indirect stockholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Debt Financing Source Party, solely in their respective capacities as lenders, agents or arrangers in connection with the Debt Financing.

15.17 Conflicts; Privileges.

(a) It is acknowledged by each of the parties hereto that the Company and the Seller Representative have retained Choate, Hall & Stewart LLP (“Choate”) to act as their counsel in connection with the transactions contemplated hereby and that Choate has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party to this Agreement or Person has the status of a client of Choate for conflict of interest or any other purposes as a result thereof.

(b) The Buyer and the Company hereby: (i) waive, on behalf of themselves and each of their Affiliates, any claim they have or may have that Choate has a conflict of interest in connection with or is otherwise prohibited from engaging in such representation; and (ii) agree that, in the event that a dispute arises after the Closing between the Buyer or any of its Affiliates (including the Company) and the Seller Representative, the Sellers, any Seller Owner or any of their respective Affiliates, Choate may represent any such party in such dispute even though the interest of any such party may be directly adverse to the Buyer or any of its Affiliates (including the Company) and even though Choate may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Buyer or the Company.

(c) The parties hereto, for themselves and their respective Affiliates (including, as applicable, the Company), further agree that, as to all communications between or among Choate, the Sellers, the Seller Owners, the Seller Representative and/or the Company that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Seller Representative and may be controlled by the Seller Representative and shall not pass to or be claimed by the Buyer or the Company. Accordingly, the Company shall not have access to any such communications or to the files of Choate relating to such engagement from and after the Closing.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:

TRUEBRIDGE CAPITAL PARTNERS, LLC

By:	/s/ Edwin Poston
Name: Edwin Poston
Title: Manager

TCF:

TRUEBRIDGE COLONIAL FUND, U/A DATED 11/15/2015

By:	/s/ Edwin Poston
Name: Edwin Poston
Title: Trustee

MAW:

MAW MANAGEMENT CO.

By:	/s/ Mel A. Williams
Name: Mel A. Williams
Title: President

SELLER REPRESENTATIVE:

/s/ Edwin Poston
Edwin Poston

/s/ Mel A. Williams
Mel A. Williams

[Signature Pages to Sale and Purchase Agreement]

POSTON:

Solely for purposes of Sections 8.7 and 11.9:

/s/ Edwin Poston
Edwin Poston

WILLIAMS:

Solely for purposes of Sections 8.7 and 11.10:

/s/ Mel A. Williams
Mel A. Williams

BUYER:

P10 INTERMEDIATE HOLDINGS LLC

By:	/s/ William F. Souder
Name: William F. Souder
Title: Chief Executive Officer

GUARANTOR:

P10 HOLDINGS, INC.
(solely for purposes of Section 11.11)

By:	/s/ C. Clark Webb
Name: C. Clark Webb
Title: Co-Chief Executive Officer

[Signature Pages to Sale and Purchase Agreement]

[***] Certain information has been excluded pursuant to Regulation S-K, Item 601(a)(5) from this Document because it does not contain information material to an investment or voting decision and that information is not otherwise disclosed in the Exhibit or the disclosure document.

Schedule 3.1(b): Net Working Capital Schedule

	Historical 8.14.20	Target Net Working Capital	Estimated Net Working Capital
Accounts Receivable [1]	[***]
+ Prepaid Expenses [2]	[***]
+ Other Current Assets [3]	[***]
- Accounts Payable	[***]
- Accrued Expenses [4]	[***]
- Deferred Revenue [5]	[***]
- Other Current Liabilities	[***]

= Estimated Net Working Capital	[***]

Exhibit A

Side Letter Agreement

[See Exhibit 10.16 of this Registration Statement]

Exhibit B

Form of Buyer LLC Agreement

-ii-

TABLE OF CONTENTS (continued)

-iii-

TABLE OF CONTENTS (continued)

Exhibit 1	Defined Terms

Exhibit 3.4	Form of Preferred Unit Pledge

Exhibit 5.1	Board of Managers

Exhibit 5.3	Officers

Exhibit 5.5	Confidentiality Agreement

Annex 1	Capital Accounts and Allocations Annex

Schedule A	Schedule of Members

-iv-

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

P10 INTERMEDIATE HOLDINGS LLC

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of P10 Intermediate Holdings LLC, a Delaware limited liability company (the “Company”), effective as of [_________], 2020, (the “TrueBridge Closing Date”), is entered into by and among the Company, P10 Holdings, Inc., a Delaware corporation formerly known as P10 Industries, Inc. (“P10 Parent”), Keystone Capital XXX, LLC, a Delaware limited liability company (“Keystone”), TrueBridge Colonial Fund, u/a dated 11/15/2015 (“EAP”), MAW Management Co. (“MAW”), and each other Person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act.

WHEREAS, this Agreement amends and restates the Company’s Amended and Restated Limited Liability Company Agreement (the “Prior Agreement”) effective as of April 1, 2020 (the “Prior Effective Date”) by and among the Company, P10 Parent, Keystone, David G. Townsend, Trustee of the David G. Townsend Restated 2004 Revocable Trust Agreement dated February 12, 2020 (which amends and restates the David G. Townsend Revocable Living Trust Agreement Dated 9-9-2004), Martin P. Gilmore, Trustee of the Martin Paul Gilmore 2008 Revocable Trust dated March 17, 2008, Thomas H. Westbrook and Christopher N. Jones (collectively, the “FP Persons”), Project Star LLC, a Delaware limited liability company, Thomas P. Danis, Jr. as Trustee of the Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended, Jeff P. Gehl as Trustee of the Jeff P. Gehl Living Trust dated January 25, 2011, Charles K. Huebner as Trustee of the Charles K. Huebner Trust dated January 16, 2001, Souder Family LLC, a Delaware limited liability company, Jon I. Madorsky as Trustee of the Jon I. Madorsky Revocable Trust dated December 1, 2008, David McCoy, Alexander Abell, Michael Feinglass, Andrew Nelson, Nell Blatherwick and FPC/P10 Investment, LLC, a Delaware limited liability company (“FPLLC”), which amended and restated that certain Limited Liability Company Agreement of the Company dated October 9, 2019;

WHEREAS, the Board of Managers (including the Keystone Manager) has the requisite power to create and issue at any time additional classes or series of Units and to amend the Prior Agreement in connection therewith under clause (b) of Section 3.3(a) thereof and is creating and issuing a new class of “Series D Preferred Units” in connection with its acquisition of Truebridge (defined below);

WHEREAS, the Company and its Board of Managers (including the Keystone Manager) and the P10 Member (as the Member holding a majority of the Common Units) and Keystone have the requisite power to amend the Prior Agreement under Section 11.8 thereof, and desire to enter into this Agreement to amend and restate the terms of the Prior Agreement as set forth in this Agreement, which shall be binding upon all Members; and WHEREAS, EAP and MAW are being issued the new “Series D Preferred Units” and being admitted to the Company as Members and are executing this Agreement to join, become a party to and be bound by and subject to this Agreement as a Member.

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

For purposes of this Agreement certain capitalized terms have specifically defined meanings which are set forth in Exhibit 1 or in Annex 1, each of which is attached hereto and incorporated as part of this Agreement.

ARTICLE 2

FORMATION AND PURPOSE

2.1 Formation. The Company was formed on October 9, 2019 as a Delaware limited liability company pursuant to the provisions of the Act. The Members agree to continue the Company as a limited liability company under the Act, upon the terms and subject to the conditions set forth in this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of the Members are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company is P10 Intermediate Holdings LLC. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate or advisable. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate or advisable.

2.3 Registered Office and Agent, Principal Place of Business. The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act shall be Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of the registered agent of the Company pursuant to the Act shall be Corporation Service Company. The Company shall qualify to do business in such states wherein such qualification shall be required. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers. The principal place of business of the Company shall be wherever the Board of Managers decides to hold its meetings or such other location as may be designated by the Board of Managers from time to time.

2.4 Term. The term of the Company commenced as of the date of formation and shall have a perpetual existence unless sooner terminated as hereinafter provided.

2.5 Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

2.6 Specific Powers. Subject to the limitations set forth in this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in Section 2.5, including to the extent in furtherance of the purpose set forth in Section 2.5:

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2.6.1 to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

2.6.2 to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

2.6.3 to enter into, perform and carry out contracts of any kind, and contracts with any Member, any Affiliate thereof, or any agent of the Company necessary to, in connection with, convenient to, or incidental to the accomplishment of the purpose of the Company;

2.6.4 to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, governmental district or municipality or of any instrumentality of any of them;

2.6.5 to lend money, to invest and reinvest its funds, and to take and hold real and personal property for the payment of funds so loaned or invested;

2.6.6 to sue and be sued, prosecute and defend, and participate in administrative or other proceedings, in its name;

2.6.7 to appoint employees and agents of the Company (who may be designated as officers with titles), and define their duties and fix their compensation;

2.6.8 to indemnify any Person in accordance with the Act and this Agreement;

2.6.9 to cease its activities and cancel its Certificate;

2.6.10 to negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any lease, contract or security agreement in respect of any assets of the Company;

2.6.11 to borrow money and issue evidences of indebtedness, and to secure the same by a mortgage, pledge or other lien on the assets of the Company;

2.6.12 to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

2.6.13 to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

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2.7 Certificate; Authorized Persons. The Board of Managers may, from time to time, designate one or more Persons as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate and any other certificates and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8 No State Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member or Officer shall be a partner or joint venturer of any other Member or Officer by virtue of this Agreement, for any purposes other than as is set forth in the last sentence of this Section 2.8, and this Agreement shall not be construed to the contrary. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE 3

UNITS AND CAPITAL

3.1 Capitalization.

3.1.1 Units; Classes of Units. The ownership interests of the members in the Company shall be represented by Units, which shall have only such rights, preferences, privileges, restrictions and duties as expressly set forth herein. As of the TrueBridge Closing Date, the Company initially shall have six classes of Units, which shall be as follows: “Common Units,” “Series A Preferred Units,” “Series B Preferred Units,” “Series C-1 Preferred Units” and “Series C-2 Preferred Units” (and the Series C-1 Preferred Units and Series C-2 Preferred Units shall together constitute the “Series C Preferred Units”), and “Series D Preferred Units”.

(a) Each “Common Unit” shall be designated as a Common Unit of the Company and shall have the rights, preferences, privileges, restrictions and duties assigned herein to Common Units.

(b) Each “Series A Preferred Unit” shall be designated as a Series A Preferred Unit of the Company and shall have the rights, preferences, privileges, restrictions and duties assigned herein to Series A Preferred Units.

(c) Each “Series B Preferred Unit” shall be designated as a Series B Preferred Unit of the Company and shall have the rights, preferences, privileges, restrictions and duties assigned herein to Series B Preferred Units.

(d) Each “Series C Preferred Unit” shall be designated as either a Series C-1 Preferred Unit or a Series C-2 Preferred Unit of the Company and shall have the rights, preferences, privileges, restrictions and duties assigned herein to Series C Preferred Units and, as applicable, to Series C-1 Preferred Units or Series C-2 Preferred Units.

(e) Each “Series D Preferred Unit” shall be designated as a Series D Preferred Unit of the Company and shall have the rights, preferences, privileges, restrictions and duties assigned herein to Series D Preferred Units.

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3.2 Issuance of Units.

(a) On the Prior Effective Date, the Persons set forth on Schedule A made their respective Capital Contributions required by Section 3.5(a) and (i) all of the limited liability company interests in the Company held by any Member prior to the Prior Effective Date were cancelled, (ii) the Company issued to the P10 Member the number of Common Units set forth opposite P10 Member’s name on Schedule A and assumed the Assumed Liabilities, (c) the Company issued to each of the Five Points Members the number of Series A Preferred Units set forth opposite such Person’s name on Schedule A (it being acknowledged that the 1,670,000 Series A Preferred Units set forth opposite Project Star LLC on Schedule A were acquired by the FP Persons and contributed to Project Star LLC on the Prior Effective Date), (d) the Company issued to Keystone the number of Series B Preferred Units set forth opposite Keystone’s name on Schedule A, (e) the Company issued to each of the RCP Members the number of Series C-1 Preferred Units set forth opposite such Person’s name on Schedule A, (f) the Company issued to FPLLC the number of Series C-2 Preferred Units set forth opposite FPLLC’s name on Schedule A and (g) each of the Persons set forth on Schedule A (other than the TrueBridge Members) were admitted as a Member of the Company.

(b) On the TrueBridge Closing Date, (i) the Company issued to each of the TrueBridge Members the number of Series D Preferred Units set forth opposite such Person’s name on Schedule A and (ii) each of the TrueBridge Members was admitted as a Member of the Company.

3.3 Additional Units.

(a) Subject to Section 3.3(c), Section 3.8.1 and Sections 5.1.11 and 5.1.12 of Exhibit 5.1, the Board of Managers shall have (a) the right to cause the Company to issue and/or create and issue at any time after the date hereof, and for such amount and form of consideration as the Board of Managers may determine, additional Units or other equity interests in the Company (including creating classes or series thereof having such powers, designations, preferences and rights as may be determined by the Board of Managers) and (b) the power to make such amendments to this Agreement in order to provide for such powers, designations, preferences and rights as the Board of Managers in its discretion deems necessary or appropriate to give effect to such additional authorization or issuance in accordance with the provisions of this Section 3.3.

(b) Pursuant to the terms set forth in this Section 3.3(b), Keystone has the option (the “Call Option”), which it may exercise in whole or in part and on any one or more occasions, to purchase up to an additional 5,000,000 Series B Preferred Units at the Option Issue Price; provided, that the Call Option may only be exercised in an amount not to exceed, and the proceeds of exercise of the Call Option shall only be used to fund, the cash purchase price of an Acquisition and any fees and expenses of the Company and its Subsidiaries related thereto. The Call Option may only be exercised with respect to a definitive agreement related to an Acquisition that is executed prior to April 1, 2022 (a “Definitive Agreement”). The Company shall provide Keystone with notice (a “Company Notice”) at the address of Keystone as set forth in Schedule A of the potential entry into a

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Definitive Agreement at least 45 days prior to the anticipated date of execution thereof and the material terms of the related Acquisition. Keystone shall have 15 days after the receipt of such Company Notice to exercise the Call Option by delivering a written notice of exercise delivered at the principal executive offices of the Company specifying the number of Series B Preferred Units to be purchased. Upon delivery of such notice of exercise, both Keystone and the Company shall be obligated to enter into a Call Option Purchase Agreement related to such option exercise concurrently with the execution of the related Definitive Agreement. If, after delivery of a Company Notice, the Company determines that it will not enter into a Definitive Agreement with respect to the related Acquisition, then any notice of exercise provided by Keystone related thereto shall be deemed to be cancelled without any further action or obligation on the part of either the Company or Keystone, and the Company shall provide Keystone notice of the cancellation thereof at the address of Keystone as set forth in Schedule A. In addition, in the event that a Definitive Agreement is not entered into by the Company within 120 days after delivery of a Company Notice, then any related notice of exercise shall be deemed to be cancelled without any further action or obligation on the part of either the Company or Keystone. In no event shall the Company be obligated to issue more than 5,000,000 Series B Preferred Units (the “Call Option Cap”) pursuant to this Section 3.3(b). For the avoidance of doubt, to the extent Keystone acquires New Securities at the Option Issue Price or less than $3.00 per Common Unit (or, for any series or class of preferred Units convertible into Common Units, $3.00 per such preferred Units that are convertible into one Common Unit) pursuant to Section 3.3(c), such New Securities will not count towards the Call Option Cap.

(c) If the Company proposes to issue any New Securities (the “Offered Securities”) to any Person at any time from and after the TrueBridge Closing Date, the Company shall offer to sell to each Investor a number of such New Securities equal to the product of (i) such Investor’s Pro Rata Share and (ii) the number of Offered Securities. The Company shall give each Investor at least fifteen (15) days prior written notice that the Company proposes to issue the Offered Securities, which notice shall specify in reasonable detail the proposed terms and conditions of such issuance (the “Issuance Notice”). Each Investor will be entitled to purchase any amount up to its Pro Rata Share of the Offered Securities by delivery of irrevocable written notice (the “Purchase Notice”) to the Company of such election within ten (10) days after delivery of the Issuance Notice (the “Preemptive Period”). The issuance of the Offered Securities with respect to which the Investors delivered Purchase Notices shall be made on a Business Day designated by the Company after expiration of the Preemptive Period on those terms and conditions of the Offer not inconsistent with this Section 3.3(c). If the Investors did not purchase all of the Offered Securities, then the Company may issue the remaining Offered Securities or any portion thereof to any Person during the 180-day period after expiration of the Preemptive Period at a price and upon terms and conditions no more favorable to the purchasers thereof than those specified in the Issuance Notice.

3.4 Restriction on Disposition of Units; Pledge. Subject to any transfer restrictions contained in the Credit Documents, other than in a Permitted Transfer, no Member may directly or indirectly Transfer any of its Units without the consent of the Board of Managers, which consent may be granted or withheld in the discretion of the Board of Managers; provided, however, that no consent of the Board of Managers or any Member shall be required in connection with any

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action taken to enforce any pledge of such Member’s Units pursuant to the Credit Documents (including via sale of such Units); provided, further, that the foregoing transfer restrictions will not be applicable to the Keystone Member, the Five Points Members or the TrueBridge Members (or any subsequent transferee of any of them) after April 1, 2022, except with respect to any transfer that would result in the occurrence of an event of default or mandatory prepayment or acceleration of the indebtedness arising under the Credit Documents. In addition, without the written consent of the holders of a majority of the then outstanding Series A and B Preferred Units (voting as a single class) and a majority of the then outstanding Series D Preferred Units, the P10 Member may not directly or indirectly transfer, pledge or otherwise encumber its Units as security for any debt or guarantee of the P10 Member or any of its Subsidiaries or Affiliates (including pursuant to any transaction that would otherwise be considered a Permitted Transfer) other than debt (or the guarantee of such debt) of the Company or any of its Subsidiaries.

3.5 Capital Contributions.

(a) On the Prior Effective Date, the Persons set forth on Schedule A made the following Capital Contributions: (i) the P10 Member contributed to the Company all of the outstanding equity interests in P10 RCP Holdco, LLC, a Delaware limited liability company, and in connection therewith, the Company assumed the Assumed Liabilities; and (ii) each of the Persons set forth on Schedule A as of the Prior Effective Date other than the P10 Member and the TrueBridge Members contributed to the Company the property specified on Schedule A for such Person as its Capital Contribution.

(b) On the TrueBridge Closing Date, the TrueBridge Members contributed to the Company the property specified on Schedule A for such Person as its Capital Contribution.

(c) Except as provided in this Section 3.5, no Member shall be required to make additional Capital Contributions.

3.6 Admission of Members; Additional Members.

3.6.1 Schedule of Members. The Company shall maintain and keep at its principal executive office a schedule of Members (attached hereto as Schedule A) on which it shall set forth the names and address of each Member, the aggregate number of Units of each class and the aggregate amount of cash Capital Contributions that have been made by such Member at any time, as applicable, and the Fair Market Value of any property other than cash contributed by such Member with respect to the Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject). Upon any change in the number or ownership of outstanding Units (whether upon an issuance of Units, a Transfer of Units, a cancellation of Units or otherwise), the Company shall amend and update Schedule A.

3.6.2 Addition or Withdrawal of Members.

(a) The Board of Managers shall cause Schedule A to be amended from time to time to reflect the admission of any additional Member, the withdrawal or termination of any Member, receipt by the Company of notice of any change of address of a Member or the occurrence of any other event requiring amendment of Schedule A.

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(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a transfer of Units, such Person shall have executed and delivered to the Company a written joinder agreement in form and substance satisfactory to the Board of Managers. The transferee in a Permitted Transfer or in a Transfer permitted by the “provided, further” clause at the end of the first sentence of Section 3.4 shall be admitted as a Member without the need for any action by the Board of Managers or any Member as long as such transferee executes and delivers such a joinder agreement.

3.7 Capital Accounts. The Company shall maintain a Capital Account for each member as provided in Annex 1.

3.8 Certain Provisions Related to the Preferred Units.

3.8.1 Voting Rights.

(a) General. Except as otherwise provided in this Agreement, including this Section 3.8.1, the Preferred Units shall have voting rights that are identical to the voting rights of the Common Units and shall vote with the Common Units as a single class, so that each Preferred Unit will be entitled to one vote for each Common Unit into which such Preferred Unit is then convertible on each matter with respect to which each Common Unit is entitled to vote. Except as otherwise provided in this Section 3.8.1, (i) so long as any Series A Preferred Units remain outstanding, the affirmative vote or consent of the holders of at least a majority of the Series A Preferred Units outstanding at the time shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Series A Preferred Units or that amends or modifies any of the terms of the Series A Preferred Units in a manner that is adverse to the Series A Preferred Unitholders, (ii) so long as any Series B Preferred Units remain outstanding, the affirmative vote or consent of the holders of at least a majority of the Series B Preferred Units outstanding at the time shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Series B Preferred Units or that amends or modifies any of the terms of the Series B Preferred Units in a manner that is adverse to the Series B Preferred Unitholders, (iii) so long as any Series C Preferred Units remain outstanding, the affirmative vote or consent of the holders of at least a majority of the Series C Preferred Units outstanding at the time shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Series C Preferred Units or that amends or modifies any of the terms of the Series C Preferred Units in a manner that is adverse to the Series C Preferred Unitholders, provided, that for any such matter that adversely affects the Series C-2 Preferred Units disproportionately to the adverse effect to the Series C-1 Preferred Units, the affirmative vote or consent of the holders of at least a majority of the Series C-2 Preferred Units outstanding at the time also shall be necessary, and (iv) so long as any Series D Preferred Units remain outstanding, the affirmative vote or consent of the holders of at least a majority of the Series D Preferred Units outstanding at the time shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Series D Preferred Units or that amends or modifies any of the terms of the Series D Preferred Units in a manner that is adverse to the Series D Preferred Unitholders. Subject to Section 3.8.1(b)(iii), Section 3.8.1(c)(iii), Section 3.9 and

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Sections 5.1.11 and 5.1.12 of Exhibit 5.1, no vote or consent of any holder of any class or series of Preferred Units shall be required for the creation and issuance at any time of one or more new series of preferred Units regardless of whether any such new series has a distribution preference pursuant to Section 4.1 or a distribution preference pursuant to Article 9 or other rights or privileges that are different in amount than, and/or are senior in priority to or otherwise superior to, any class or series of Preferred Units, as long as (i) in the case of Series A Preferred Units, Series B Preferred Units and Series C Preferred Units, such creation and issuance does not adversely affect any particular series of such Preferred Units disproportionately as compared to the other series of Preferred Units with respect to such particular series of Preferred Unit’s economic terms or other rights, preferences and privileges that it has or holds that are proportionate among the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units and (ii) in the case of Series D Preferred Units, such creation and issuance does not adversely affect such Series D Preferred Units disproportionately as compared to the other series of Preferred Units with respect to such Series D Preferred Unit’s economic terms or other rights, preferences and privileges that it has or holds that are proportionate among the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units.

(b) Series A Preferred Units.

(i) For so long as the Five Points Members hold or own at least 25% of the Series A Preferred Units (including, for this purpose, Common Units into which the Series A Preferred Units have been converted) held or owned by them on the Prior Effective Date, then the Company and its Subsidiaries shall not engage in or modify any purchase or sale of assets with the Keystone Member or its Affiliates (other than the issuance of New Securities or the issuance of Units pursuant to the Call Option in each case in compliance with this Agreement) without the prior written consent of the holders of a majority of the Series A Preferred Units (or Common Units into which the Series A Preferred Units have been converted) then still held by such Five Points Members.

(ii) For so long as the Five Points Members hold or own at least 50% of the Series A Preferred Units (including, for this purpose, Common Units into which the Series A Preferred Units have been converted) held or owned by them on the Prior Effective Date, then without the consent of a majority in interest of the Five Points Members then holding Series A Preferred Units (or Common Units into which the Series A Preferred Units have been converted) the P10 Member agrees not to consummate a Public Offering with respect to which it elects to cause an Exchange pursuant to Section 3.8.2(b) unless the Public Offering includes a secondary offering with respect to shares otherwise to be held by the Five Points Members of at least the amount described in the definition of “Qualified Public Offering;” provided, for the avoidance of doubt, that if there is an Exchange in connection with such Public Offering all of the Five Points Members’ Units that are not exchanged and sold in such secondary offering shall be exchanged into shares of New P10 Parent Common Stock pursuant to Section 3.8.2(b).

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(iii) Without the consent of a majority in interest of the Five Points Members then holding Series A Preferred Units (or Common Units into which the Series A Preferred Units have been converted), the Company shall not issue any additional Series A Preferred Units and the Company shall not permit any Units to be exchanged for stock of P10 Parent or New P10 Parent other than pursuant to Section 3.8.2(b) unless holders of Series A Preferred Units (and Common Units into which they have been converted) shall be given the opportunity to be so exchanged on no less favorable terms.

(c) Series D Preferred Units.

(i) For so long as the TrueBridge Members hold or own at least 25% of the Series D Preferred Units (including, for this purpose, Common Units into which the Series D Preferred Units have been converted) held or owned by them on the TrueBridge Closing Date, then P10 Parent, the Company and their respective Subsidiaries shall not engage in or modify any transaction or agreement (including any purchase or sale of assets) with the Keystone Member or any of its Affiliates (other than the issuance of New Securities or the issuance of Units pursuant to the Call Option in each case in compliance with this Agreement) without the prior written consent of the holders of a majority of the Series D Preferred Units (or Common Units into which the Series D Preferred Units have been converted) then still held by such TrueBridge Members.

(ii) For so long as the TrueBridge Members hold or own at least 50% of the Series D Preferred Units (including, for this purpose, Common Units into which the Series D Preferred Units have been converted) held or owned by them on the TrueBridge Closing Date, then without the consent of a majority in interest of the TrueBridge Members then holding Series D Preferred Units (or Common Units into which the Series D Preferred Units have been converted) the P10 Member agrees not to consummate a Public Offering with respect to which it elects to cause an Exchange pursuant to Section 3.8.2(b) unless the Public Offering includes a secondary offering with respect to shares otherwise to be held by the TrueBridge Members of at least the amount described in the definition of “Qualified Public Offering;” provided, for the avoidance of doubt, that if there is an Exchange in connection with such Public Offering all of the TrueBridge Members’ Units that are not exchanged and sold in such secondary offering shall be exchanged into shares of New P10 Parent Common Stock pursuant to Section 3.8.2(b).

(iii) Without the consent of a majority in interest of the TrueBridge Members then holding Series D Preferred Units (or Common Units into which the Series D Preferred Units have been converted), the Company shall not issue any additional Series D Preferred Units and the Company shall not permit any Units to be exchanged for stock of P10 Parent or New P10 Parent other than pursuant to Section 3.8.2(b) unless holders of Series D Preferred Units (and Common Units into which they have been converted) shall be given the opportunity to be so exchanged on no less favorable terms.

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3.8.2 Conversion or Exchange.

(a) Conversion at the Option of the Preferred Unitholder. The Preferred Units held by each Preferred Unitholder shall be convertible, in whole but not in part, at any time and from time to time upon the request of the holder thereof, into a number of Common Units (a “Conversion”) that is equal to the number of Preferred Units to be converted, subject to adjustment as set forth in Section 3.8.2(e)(i). Immediately upon any conversion of Preferred Units, all rights of the converting Preferred Unitholder in respect thereof shall cease, including, without limitation, any further accrual of or entitlement to distributions with respect to Preferred Units, and such converting Preferred Unitholder thereafter shall be treated for all purposes as the owner of Common Units. Fractional Common Units shall not be issued to any person pursuant to this Section 3.8.2(a) (each fractional Common Unit shall be rounded to the nearest whole Common Unit (and 0.5 Common Unit shall be rounded to the next higher Common Unit)).

(b) Exchange by the Company. Immediately prior to the first to occur of the closing of an Uplist Event or a Public Offering, the Company shall have the right to cause the exchange, whether by merger, redemption or otherwise (an “Exchange”) of all (but not less than all) of the Series A Preferred Units, Series B Preferred Units, Series C-2 Preferred Units and Series D Preferred Units (or the Common Units into which such Series A Preferred Units, Series B Preferred Units, Series C-2 Preferred Units or Series D Preferred Units have been converted in a Conversion) for a number of shares of New P10 Parent Common Stock equal to (i) the number of such Units being Exchanged multiplied by (ii) the number of shares of New P10 Parent Common Stock received or to be received by each P10 Parent Share Equivalent in such Uplist Event or Public Offering, subject to adjustment as set forth in Section 3.8.2(e)(ii); provided, that the Company shall not have the right to cause the Exchange unless New P10 Parent or P10 Parent has obtained a customary tax opinion from Gibson, Dunn & Crutcher LLP or another nationally recognized law firm that such Exchange will qualify as a tax-deferred contribution or exchange under the Code under Section 351 or Section 354 of the Code, or successor provisions, as applicable. Immediately upon an Exchange, all rights of the Series A Preferred Unitholders, Series B Preferred Unitholders, Series C-2 Preferred Unitholders and Series D Preferred Unitholders (or, in each case, the applicable Common Unitholder if there has been a Conversion) in respect thereof shall cease, including, without limitation, any further accrual of or entitlement to Company distributions, and such Series A Preferred Unitholders, Series B Preferred Unitholders, Series C-2 Preferred Unitholders and Series D Preferred Unitholders (or the applicable Common Unitholder if there has been a Conversion) thereafter shall be treated for all purposes as the owner of New P10 Parent Common Stock. Fractional shares shall not be issued to any person pursuant to this Section 3.8.2(b) (each such fractional share of New P10 Parent Common Stock shall be rounded to the nearest whole share (and 0.5 share shall be rounded to the next higher share)).

(c) Change of Control. Concurrently with the occurrence of a Change of Control, but subject to the prior repayment of any indebtedness under the Credit Documents to the extent required by such Credit Documents as a result of such Change of Control, all Preferred Units (or the Common Units into which they have been converted in a Conversion) then outstanding shall immediately be redeemed (“Change of Control Redemption”) by the Company for an amount (the “CofC Redemption Amount”) equal to (i) in the case of a Change of Control of New P10 Parent, the amount and form of consideration that would be received by a Unitholder in such Change of Control if all Preferred Units (or the Common Units into which they have been converted in a Conversion) held by such Unitholder were exchanged for shares of New P10 Common

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Stock pursuant to Section 3.8.2(b) immediately prior to such Change of Control and all such shares were disposed of in the Change of Control (and assuming for this clause (i) that the Series C-1 Preferred Units were exchanged on the same terms as the Series A, B, C-2 and D Preferred Units), (ii) in the case of a Change of Control of P10 Parent, the amount and form of consideration that would be received by such Unitholder in such Change of Control if each Preferred Unit (or Common Unit into which it has been converted in a Conversion) held by such Unitholder were exchanged for one share of P10 Parent Common Stock, subject to adjustment as set forth in Section 3.8.2(e)(iii) and all such shares were disposed of in the Change of Control and (iii) in the case of a Change of Control of the Company, the amount and form of consideration that would be received by such Unitholder in such Change of Control if the Preferred Units held by such Unitholder were converted into Common Units pursuant to Section 3.8.2(a) and all such Units were disposed of in the Change of Control. Notwithstanding the foregoing, if the CofC Redemption Amount otherwise payable to the holders of Series A Preferred Units, Series B Preferred Units, Series C Preferred Units or Series D Preferred Units is less than the applicable Liquidation Preference for such series of Preferred Units, then the CofC Redemption Amount paid to the holders of such series of Preferred Units shall be increased to equal the Liquidation Preference for such series. Immediately upon a Change of Control, all rights of the Preferred Unitholders (or the applicable Common Unitholder if there has been a Conversion) in respect thereof shall cease, including, without limitation, any further accrual of or entitlement to Company distributions. The CofC Redeemption Amount shall be paid in the same form of consideration and in the same proportions among all Unitholders and, if applicable, all holders of New P10 Parent Common Stock or P10 Parent Common Stock, except that it shall include for the holders of any particular series of Preferred Units enough cash and marketable securities at closing to pay the tax liability of the holders of such series of Preferred Units resulting from the Change of Control (unless waived by a majority of the outstanding Preferred Units of such series).

(d) Conversion and Exchange Notice. A Preferred Unitholder shall exercise its right to convert Preferred Units as set forth in the first sentence of Section 3.8.2(a) by delivering to the Company a written election of conversion in respect of the Preferred Units to be converted specifying the number and series of Preferred Units to be converted, duly executed by such holder or such holder’s duly authorized attorney (a “Conversion Notice”), in each case delivered at the principal executive offices of the Company. As promptly as practicable following the delivery of a Conversion Notice, the Company shall update the schedule of Members (attached hereto as Schedule A). The Company shall exercise its right to exchange Series A Preferred Units, Series B Preferred Units, Series C-2 Preferred Units and Series D Preferred Units (or the Common Units into which they have been converted in a Conversion) as set forth in the first sentence of Section 3.8.2(b) by delivering to the Series A Preferred Unitholders, Series B Preferred Unitholders, Series C-2 Preferred Unitholders and Series D Preferred Unitholders (or the applicable Common Unitholder if there has been a Conversion) a written election of exchange in respect of the Series A Preferred Units, Series B Preferred Units, Series C-2 Preferred Units and Series D Preferred Units (or the Common Units into which they have been converted in a Conversion) to be exchanged, duly executed by the Company (an “Exchange Notice”), in each case delivered at the address of such holders as set forth in the schedule of Members (attached hereto as Schedule A); provided, that the Company

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shall deliver such written election of exchange at least 30 days in advance of the anticipated closing of the applicable Public Offering or effectiveness of the applicable Uplist Event, as the case may be. Following the delivery of an Exchange Notice and upon the closing of the applicable Public Offering or effectiveness of the applicable Uplist Event, as the case may be, the Company shall deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the New P10 Parent Common Stock or, if there is no then-acting registrar and transfer agent of the New P10 Parent Common Stock, at the principal executive offices of the Company, the number of shares of New P10 Parent Common Stock deliverable upon such exchange, registered in the name of the relevant Member. To the extent the New P10 Parent Common Stock is settled through the facilities of The Depository Trust Company, the Company will upon the written instruction of a Member, use its reasonable best efforts to deliver the shares of New P10 Parent Common Stock deliverable to such Member, through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such Member.

(e) Adjustment.

(i) Conversion. If there is any merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction in which the Common Units are converted or changed into another security, securities or other property or right to receive any security, securities or other property, then upon any subsequent Conversion, each Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Conversion had occurred immediately prior to the effective date of such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, merger, consolidation, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, merger, consolidation, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction.

(ii) Exchange. If, following the date hereof, there is any merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction in which the P10 Parent Common Stock is converted or changed into another security, securities or other property or right to receive any security, securities or other property, then upon any subsequent Exchange, a P10 Parent Share Equivalent shall be adjusted to equal the amount of such security, securities or other property that a holder of one share of P10 Parent Common Stock received in such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, merger, consolidation, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, merger, consolidation, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction.

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(iii) Change of Control Redemption. If, prior to a Change of Control, there is any merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction in which the P10 Parent Common Stock is converted or changed into another security, securities or other property or right to receive any security, securities or other property, then upon any subsequent Change of Control Redemption pursuant to Section 3.8.2(c)(ii), each Member shall be entitled to receive a CofC Redemption Amount that such Member would have received if such Change of Control Redemption had occurred immediately prior to the effective date of such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, merger, consolidation, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction.

(f) Any Common Units or shares of P10 Parent Common Stock or New P10 Parent Common Stock delivered pursuant to this Section 3.8.2 shall be validly issued, fully paid and nonassessable (except, in the case of Common Units, as such nonassessability may be affected by Sections 18-607 and 18-804 of the Act).

(g) Upon any Conversion, Exchange or Change of Control Redemption, the Company shall pay to a converting or exchanging Preferred Unitholder in cash any accrued undistributed preferred return, determined pursuant to Section 4.1.2, together with any debts or other contractual obligations owed to such Preferred Unitholder, through the date of the applicable conversion, exchange or redemption, with respect to such Preferred Unitholder’s converted, exchanged or redeemed Preferred Units.

3.8.3 Redemption.

(a) At any time following April 1, 2025, the Preferred Unitholders (or Common Unitholders who hold Common Units as a result of conversion of Preferred Units into Common Units) shall have the right (the “Put Right”), at their option, to elect to cause any or all of their respective Preferred Units (or the Common Units into which they have been converted in a Conversion) to be redeemed (a “Redemption”) for cash at a redemption price equal to the Fair Market Redemption Value on the date of delivery of the notice described in Section 3.8.3(b); provided, further, that the Company shall not be obligated to redeem Units pursuant to this Section 3.8.3(a) if such redemption is not permitted or would cause a default or event of default or other acceleration of indebtedness under the Credit Documents (a “Default Causing Put”). In the event the Company is not obligated to redeem Units because of a Default Causing Put, the Company shall nevertheless be obligated to redeem the number of Units, if any, that can be redeemed without causing a Default Causing Put (with each Unitholder seeking Redemption having a number of Preferred Units (or Common Units into which they have been converted in a Conversion) redeemed determined on a pro rata basis based on the number of Units such Unitholder is seeking to have redeemed to the total number of Units that all Unitholders are seeking to have redeemed). Further, in the event the Company is not obligated to redeem Units because of

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a Default Causing Put, the Company shall use commercially reasonable efforts to refinance the Credit Documents which do not permit such redemption, or find an alternate source of equity or debt funding, in order to permit the redemption of the Units which are the subject of the Default Causing Put (and to re-start such commercially reasonable efforts every six months until such Redemption is funded in full). The Company and its Subsidiaries shall use commercially reasonable efforts to cause any credit facilities that extend, renew, refund, replace or refinance the Credit Documents to unconditionally permit the exercise of the Put Right (subject only to financial covenant compliance in such credit facilities).

(b) To exercise the Put Right described in this Section 3.8.3(a), a Preferred Unitholder must deliver to the Company a written notice setting forth (i) the date on which the redemption will occur, which shall be no earlier than twenty (20) Business Days after the date such notice is given; and (ii) with respect to each holder, the number of Preferred Units (or the Common Units into which they have been converted in a Conversion) subject to redemption. The Company shall promptly deliver to the other Preferred Unitholders a written copy of any such notice it receives. No Preferred Unitholder shall exercise its Put Right more than once during any consecutive twelve (12) month period. In the event that the Company does not redeem Units held by a Preferred Unitholder within 30 days after the date set forth in such notice from such Preferred Unitholder, then in addition to any other rights or remedies such Preferred Unitholder may have (x) in the case of the Truebridge Member, interest shall accrue from such date on the redemption price at the rate of 200 basis points above the highest rate in effect from time to time under the terms of the Company’s and any of its Subsidiaries’ indebtedness for borrowed money, compounding annually, and (y) in the case of all Preferred Unitholders, such Preferred Unitholder may not, within 120 days after the date set forth in such notice from such Preferred Unitholder, withdraw its election to exercise its Put Right, but may, at any time after such 120 day period, withdraw its election to exercise its Put Right without liability and without it counting as an “exercise” under the immediately prior sentence.

(c) In connection with any Redemption of Units pursuant to Section 3.8.3(a), the Board of Managers shall initially determine the Fair Market Redemption Value of the applicable Preferred Units (or the Common Units into which they have been converted in a Conversion) (the “Redeemed Units”, and such valuation, the “Board Valuation”) in good faith and send written notice thereof to the applicable Preferred Unitholder (or Common Unitholder who holds Common Units as a result of conversion of Preferred Units into Common Units) (the “Redeeming Holder”). If the Fair Market Redemption Value is determined pursuant to the proviso in the definition of such term applicable if shares are listed on a National Securities Exchange, then such determination by the Board of Managers shall be deemed to be conclusive, absent fraud or manifest error, and not subject to the following procedures in this Section 3.8.3(b). Within ten (10) Business Days of the delivery by the Company to the Redeeming Holder of the Board of Manager’s determination of Fair Market Redemption Value of the applicable Redeemed Units, the Redeeming Holder may notify the Company in writing that it objects to the Board of Manager’s ascribed valuation of the applicable Redeemed Units and propose a different valuation (the “Redeeming Holder Valuation”) of such applicable Redeemed Units (the “Objection Notice”). If the Redeeming Holder timely delivers an Objection Notice and the Board of Managers does not agree with the proposed different valuation,

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then the Company and such Redeeming Holder shall, within 20 days of the delivery of the Objection Notice (or such longer period of time as is mutually agreed upon by the Company and the Redeeming Holder), jointly engage a nationally recognized investment bank or appraisal firm reasonably acceptable to both the Company and the Redeeming Holder (the “Appraisal Firm”) to determine the Fair Market Redemption Value of the applicable Redeemed Units. The Company shall enter into a customary engagement letter with the Appraisal Firm, which engagement letter shall provide that in determining Fair Market Redemption Value, the Appraisal Firm shall value the applicable Redeemed Units based on the sale of the Company as a going concern and shall not apply any liquidity discount or minority discount, and provided that the value ascribed to the Redeemed Units by the Appraisal Firm shall not be less than the Board Valuation nor greater than the Redeeming Holder Valuation. The Company shall use commercially reasonable efforts to cause the Appraisal Firm to make such determination of the Fair Market Redemption Value of the applicable Redeemed Units (the “Appraiser Valuation”) within 30 days of the date the Appraisal Firm is engaged. The final Fair Market Redemption Value of the applicable Redeemed Units shall be equal to the average of (i) the Appraiser Valuation and (ii) either the Board Valuation or the Redeeming Holder Valuation, based on which such valuation is closer to the Appraiser Valuation. The expenses of the Appraisal Firm shall be allocated to be paid by the Company, on the one hand, and/or the Redeeming Holder, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the aggregate contested amount, as determined by the Appraisal Firm. The determination of Fair Market Redemption Value by the Appraisal Firm shall be binding on the Company and the Redeeming Holder for purposes of the redemption of the applicable Redeemed Units.

(d) Because an Uplist Event or a Public Offering may affect Fair Market Redemption Value, for so long as (i) the Keystone Member holds or owns at least 50% of the Series B Preferred Units (including, for this purpose, Common Units into which the Series B Preferred Units have been converted) held or owned by it on the Prior Effective Date or (ii) the TrueBridge Members hold or own at least 50% of the Series D Preferred Units (including, for this purpose, Common Units into which the Series D Preferred Units have been converted) held or owned by them on the TrueBridge Closing Date, the P10 Member agrees not to consummate an Uplist Event or a Public Offering that is not a Qualified Public Offering, either directly or indirectly through New P10 Parent, without the prior approval of the Keystone Member and the TrueBridge Members, as applicable.

(e) Other than pursuant to Section 3.8.2(b), Section 3.8.2(c) or Section 3.8.3(a), the Company shall not redeem any Common Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units or Series D Preferred Units (or Common Units into which they have been converted) unless all holders of Preferred Units (and Common Units into which they have been converted) shall be given the opportunity to be so redeemed in proportion to the respective numbers of their outstanding Preferred Units (and Common Units into which they have been converted) and on the same terms (except if the price is below an applicable Liquidation Preference, then the price will be based upon relative Liquidation Preference(s), provided that in such case, the price shall not exceed the applicable Liquidation Preference(s)) (e.g., if Series B Preferred Units are being redeemed at $2.00 per Unit (and assuming $2.00 is two-thirds of their Liquidation Preference), then

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Series D Preferred Units are redeemable at $2.20 per Unit (assuming $2.20 is two-thirds of their Liquidation Preference); and if Series B Preferred Units are being redeemed at greater than or equal to $3.00 and less than or equal to $ 3.30 per Unit (and assuming $3.00 is 100% of their Liquidation Preference), then Series D Preferred Units are redeemable at $3.30 per Unit (and assuming $3.30 is 100% of their Liquidation Preference)).

3.8.4 Power of Attorney. In connection with any Conversion, Exchange or Change of Control Redemption in accordance with Section 3.8.2 or Redemption in accordance with Section 3.8.3, the holder of Preferred Units (or the Common Units into which they have been converted in a Conversion) must deliver transfer instruments to effect such Conversion, Exchange, Change of Control Redemption or Redemption reasonably satisfactory to the Company (including instructions to a transfer agent), at the principal office of the Company. Such holder also hereby constitutes and appoints the Company and its authorized representatives with full power of substitution as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead to execute and deliver such transfer instruments to effect such Conversion, Exchange, Change of Control Redemption or Redemption. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive the subsequent death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any such holder and the transfer of such holder’s Units and shall extend to such holder’s heirs, successors, permitted assigns and personal representatives.

3.9 P10 Parent Commitments. For so long as any Series A Preferred Units, Series B Preferred Units or Series D Preferred Units (or Common Units into which the Series A Preferred Units, Series B Preferred Units or Series D Preferred Units have been converted) remain outstanding, in each case, without the written consent of the holders of a majority of the then outstanding Series A and B Preferred Units (voting as a single class) and a majority of the then outstanding Series D Preferred Units, (a) neither P10 Parent nor New P10 Parent shall conduct any business, directly or indirectly, other than through the Company, except for (i) matters ancillary to being a publicly traded company, (ii) the management of its Common Units, (iii) operations conducted through subsidiaries other than the Company and its Subsidiaries with their own funding and that do not involve capital, debt or guarantees of P10 Parent or New P10 Parent or otherwise subject P10 Parent or New P10 Parent to any liabilities or obligations (other than as the equity owner of such subsidiaries), and (iv) general administrative matters (including payment of debts); (b) P10 Parent will remain the direct beneficial owner of the Common Units which it acquired on the Prior Effective Date and of any other equity securities of the Company that it acquires (unless it ceases being such owner as a result of a Change of Control transaction); (c) except for operations conducted through the Company and its Subsidiaries, P10 Parent and its subsidiaries shall not engage in any activity that is in the same or materially similar line of business as, or competes with, any activity that is engaged in by the Company or its Subsidiaries on the Prior Effective Date and/or the TrueBridge Closing Date; and (d) P10 Parent and, in the event New P10 Parent is organized, New P10 Parent shall ensure that (i) at all times following its incorporation, New P10 Parent has sufficient authorized and unissued shares of New P10 Parent Common Stock to exchange the Preferred Units (or Common Units into which they have been converted) into New P10 Parent Common Stock, in accordance with the terms hereof, (ii) any New P10 Parent Common Stock and any paid-in-kind dividends, when issued to the Preferred Unitholder, will be duly authorized, validly issued and fully paid, free and clear of all liens, non-assessable and not issued in violation of any federal or state securities laws, preemptive or similar right, purchase option,

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call or right of first refusal or similar right and (iii) the merger of P10 Parent with New P10 Parent in connection with an Exchange of Preferred Units permitted in Section 3.8.2(b) shall not require the vote or consent of any P10 Parent shareholder other than shareholders holding a majority of the shares of P10 Parent Common Stock.

ARTICLE 4

DISTRIBUTIONS AND ALLOCATIONS

4.1 Distributions. Distributions of Available Cash shall be distributed to the Members from time to time on such date or dates determined by the Board of Managers, in the following order and priority:

4.1.1 First, to the P10 Member, in an amount sufficient to pay all reasonable expenses of P10 Member to cover overhead, general and administrative costs, audit fees, taxes (based on the assumption that its net operating loss carryovers are not subject to limitation under Section 382 of the Code, other than any such limitation resulting from a transaction approved by the Keystone Member or the Keystone Board Designee after clear disclosure of such limitation resulting from such transaction), board fees, any expenses related to a Public Offering or Uplist Event and public company related expenses, but excluding, for the avoidance of doubt, any employee compensation.

4.1.2 Second, to each Preferred Unitholder, a preferred return on the Issue Price of its Preferred Units equal to one percent (1%) per annum, compounded annually for the period beginning on the date of issuance of the applicable Preferred Units and calculated taking into account the amounts and dates of distributions that are made pursuant to this Section 4.1.2, which distributions shall be made on the same date for all Preferred Unitholders and shall be pro rata based on the amount of the preferred return accrued as of such distribution date for each Preferred Unitholder.

4.1.3 Third, to the P10 Member, in an amount sufficient to make payments due with respect to the RCP Seller Obligations; provided, that no distributions shall be made pursuant to this Section 4.1.3 unless all outstanding Redemptions that have been exercised in accordance with Section 3.8.3 have been settled and paid in full.

4.1.4 Fourth, any remaining amount of Available Cash, to the Common Unitholders, pro rata based on the number of Common Units held by each Common Unitholder; provided, that without the written consent of the holders of a majority of the then outstanding Series A and B Preferred Units (voting as a single class) and a majority of the then outstanding Series D Preferred Units, no distributions shall be made pursuant to this Section 4.1.4 while any Series A Preferred Units, Series B Preferred Units or Series D Preferred Units are outstanding.

Notwithstanding the foregoing provisions of this Section 4.1, the distributions pursuant to Section 4.1.2 shall be made at least once each calendar year beginning with calendar year 2021, provided that there is Available Cash to make the distribution. The Members intend that the Board of Managers will cause the Company’s Subsidiaries to make sufficient distributions or dividends to the Company each year to enable the Company to make the distributions pursuant to Sections 4.1.1, 4.1.2 and 4.1.3 annually, provided that such Subsidiaries have sufficient available cash to do so.

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4.2 Tax Distributions for Unexpected Allocations. Notwithstanding Section 4.1, but subject to section A.IV.3(c) of Annex 1, if a TrueBridge Member (including a former Truebridge Member) were to be allocated items of taxable income, gain, deduction or loss with respect to the ownership of Series D Preferred Units (i) under Section 704(c) of the Code or under Section 737 of the Code, or (ii) that is not related to its entitlement to distributions under Section 4.1.2, including as a result of a tax audit, dispute or other proceedings (each, an “Unexpected Allocation”) with respect to a tax period or portion thereof beginning after the date hereof and before the Uplist Event, the Company shall promptly make cash distributions to such TrueBridge Member so as to allow such TrueBridge Member (or the beneficial owners thereof) to pay any tax, interest and penalties with respect to such Unexpected Allocation by the due date thereof; provided that there is Available Cash to make the distribution (and as soon as there is such Available Cash); provided, further, that if any such cash distribution related to allocations described in clause (ii) above would not be permitted under the terms of any Credit Documents, then such cash distribution shall be deferred and shall be made as soon as making the distribution would be permitted under the Credit Documents, increased by an interest factor from the date it would otherwise have been distributed to the date it actually is distributed at an interest rate equal to 200 basis points above the highest rate in effect from time to time under the terms of the Company’s and any of its Subsidiaries’ indebtedness for borrowed money, compounding annually. The cash distribution to such TrueBridge Member shall be in an amount equal to the sum of (A) the product of (x) the amount of Unexpected Allocation to such TrueBridge Member with respect to any such tax period (net of cumulative Unexpected Allocation of losses to such TrueBridge Member for any taxable period or portion thereof beginning on or after the date hereof and before the Uplist Event and not previously taken into account under this Section 4.2 but only to the extent such Loss is ordinary or, if such loss is capital, only to the extent such Unexpected Allocation (or any prior Unexpected Allocation not previously taken into account for this purpose) is of income or gain that is capital), multiplied by (y) an assumed tax rate equal to the highest maximum combined marginal federal, state and local income tax rates (including any tax rate imposed on “net investment income” by section 1411 of the Code) applicable to an individual resident in the locality where the TrueBridge Member resides (taking into account the character of such taxable income and the deductibility of state and local income tax for federal income tax purposes (to the extent applicable), and (B) any interest and penalties actually paid or payable by such TrueBridge Member (or beneficial owners thereof) with respect to such Unexpected Allocation, determined on a with and without basis. The Members acknowledge that an Unexpected Allocation and related tax distribution under this Section 4.2 to a TrueBridge Member will increase the TrueBridge Member’s adjusted tax basis in its Units by the excess of such Unexpected Allocation over such tax distribution. Upon a taxable disposition, by a TrueBridge Member that has received such an Unexpected Allocation (and corresponding tax distribution), of its Units or any property (such as stock of New Parent) received in exchange for its Units (or for such property) in a transaction in which such property has a beginning tax basis to such TrueBridge Member equal to its tax basis in the Units (or such property) exchanged therefor, the TrueBridge Member shall promptly repay an amount to the Company equal to the reduction in its taxes the TrueBridge Member has upon such taxable disposition as a result of such increased tax basis (not to exceed the tax distributions previously made to such TrueBridge Member), measured on a with and without basis.

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4.3 Allocations. Profits and losses (and items of income, gain, loss, deduction and credit relating thereto) of the Company shall be allocated among the Members as provided in Annex 1.

4.4 Withholding. Notwithstanding anything in this Agreement to the contrary, the Company is authorized to withhold from distributions or other amounts allocable or payable to any Member such amount or amounts as shall be required by the Code, the Treasury Regulations and/or applicable provisions of State, local or non-U.S. tax law, and to remit such amount or amounts to the Internal Revenue Service and/or such other applicable State, local or non-U.S. taxing authority at such time or times as may from time to time be required by applicable law. Any amount so withheld and remitted to the applicable taxing authority shall be treated for all purposes of this Agreement (including, without limitation, for purposes of Section 4.1 and Section 4.2), as a distribution (or other payment, if applicable) by the Company to such Member.

ARTICLE 5

DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES,

AND DUTIES OF THE BOARD OF MANAGERS

5.1 Board of Managers. Subject to Sections 5.1.11 and 5.1.12 of Exhibit 5.1, the business of the Company shall be managed by a Board of Managers (the “Board of Managers ” or “Board”), and the Persons constituting the Board of Managers shall be the “managers” of the Company for all purposes of the Act (each, a “Manager”, and collectively, the “Managers”). The Board of Managers on the TrueBridge Closing Date shall be the Persons set forth in Exhibit 5.1. Thereafter, the Persons constituting the Board of Managers shall be determined in accordance with the provisions of Exhibit 5.1. Decisions of the Board of Managers shall be embodied in a vote or resolution adopted in accordance with the procedures set forth in Section 5.1.6 and Section 5.1.7 of Exhibit 5.1. Such decisions shall be decisions of the “manager” for all purposes of the Act and shall be carried out by officers or agents of the Company appointed by the Board of Managers in the vote or resolution in question or in one or more standing votes or resolutions.

5.2 Authority of Board of Managers; Senior Manager. Subject to the provisions of this Agreement that require the consent or approval of the Members (including Sections 5.1.11 and 5.1.12 of Exhibit 5.1), the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board of Managers or Persons designated by the Board of Managers, including officers and agents appointed by the Board of Managers, shall be the only Persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to any Member, the Board of Managers shall have the power to do any and all acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by any Member under the laws of the State of Delaware, and no Member shall have any power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Board of Managers hereunder shall include all those necessary or convenient for the furtherance of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including, without limitation, but subject to the provisions of this Agreement that require the consent or approval of the Members or the

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Keystone Board Designee pursuant to Section 5.1.11 of Exhibit 5.1 or the TrueBridge Board Designee or RCP Designee pursuant to Section 5.1.12 of Exhibit 5.1, the power and authority to undertake and make decisions concerning: (a) hiring and firing of employees, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (b) entering into of leases for real or personal property, (c) opening of bank and other deposit accounts and operations thereunder, (d) purchasing, constructing, improving, developing, maintaining and disposing of real property, (e) purchasing of insurance, goods, supplies, equipment, materials and other personal property, (f) borrowing of money, obtaining of credit, issuance of notes, debentures, securities, equity or other interests of or in the Company and securing of the obligations undertaken in connection therewith with mortgages on and security interests in all or any portion of the real or personal property of the Company, (g) making of investments in or the acquisition of securities of any person or entity, (h) giving of guarantees and indemnities, (i) entering into of contracts or agreements whether in the ordinary course of business or otherwise, (j) mergers with or acquisitions of other entities, (k) dissolution, (l) the sale or lease of all or any portion of the assets of the Company, (m) forming Subsidiaries or joint ventures, (n) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, and (o) all other acts or activities necessary or desirable for the carrying out of the purposes of the Company including, without limitation, any and all actions that the Company may take pursuant to Section 2.6.

5.3 Officers; Agents. Subject to the provisions of this Agreement that require the consent or approval of the Members or of the Keystone Board Designee pursuant to Section 5.1.11 of Exhibit 5.1 or of the TrueBridge Board Designee or RCP Designee pursuant to Section 5.1.12 of Exhibit 5.1, the Board of Managers by vote or resolution of the Board of Managers shall have the power to appoint agents (who may be referred to as officers) to act for the Company with such titles, if any, as the Board of Managers deems appropriate and to delegate to such officers or agents any powers granted to the Board of Managers hereunder, including the power to execute documents on behalf of the Company, as the Board of Managers may in its sole discretion determine; provided, however, that no such delegation by the Board of Managers shall cause the Persons constituting the Board of Managers to cease to be the “managers” of the Company within the meaning of the Act. The officers or agents so appointed shall include a senior manager (the “Senior Manager”), who shall be the Chair of the Board of Managers and the Chief Executive Officer and President of the Company and also may include persons holding titles such as Executive Vice President, Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Controller, or Secretary as set forth in Exhibit 5.3. Unless the authority of the agent designated as the officer in question is limited in the document appointing such officer or is otherwise specified by the Board of Managers, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority and as more specifically set forth in Exhibit 5.3. The Board of Managers, in its sole discretion, may by vote or resolution of the Board of Managers ratify any act previously taken by an officer or agent acting on behalf of the Company.

5.4 Board of Directors of Five Points. On the Prior Effective Date, the Board of Managers, acting on behalf of the Company in its capacity as the sole shareholder of Five Points, exercised its voting rights as such a shareholder (a) to cause the board of directors of Five Points (the “Five Points Board”) to consist of five (5) members, consisting of Jonathan B. Blanco, S. Whitfield Edwards, Scott L. Snow and Marshall C. White (the “Designated FP Directors”) plus

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one other individual designated by the P10 Member (which shall not be one of the sellers or a trustee of a seller under the FP Purchase Agreement) and (b) to cause the bylaws of Five Points to provide that a Designated FP Director, who at any time while a member of the Five Points Board renders services to Five Points or the Company or any of their respective Affiliates as his or her primary occupation, shall be deemed to have resigned as a member of the Five Points Board if he or she discontinues to render such services.

5.5 Board Observer.

5.5.1 So long as the Five Points Members continue to own or hold any Series A Preferred Units (or any Common Units that were converted from Series A Preferred Units), the Five Points Members shall be entitled to designate one individual who is David G. Townsend, Martin P. Gilmore, Thomas H. Westbrook, Christopher N. Jones or any other individual who is not an employee of the Company or any Affiliate of the Company (the “Series A Board Observer”) to attend meetings of the Board of Managers in a nonvoting observer capacity; provided, however, that the Series A Board Observer shall be required to enter into a confidentiality agreement in the form of Exhibit 5.5 whereby such Series A Board Observer will agree to hold in confidence and trust all confidential information disclosed to such Series A Board Observer in accordance with such agreement; provided, further, that the Board of Managers reserves the right to exclude such Series A Board Observer from any meeting of the Board of Managers or any portion thereof (a “Confidential Session”) upon the good faith determination by a majority of the members of the Board present at such meeting that (i) the Confidential Session will involve a discussion of competitively sensitive or confidential matters that should not be disclosed to such Series A Board Observer, or (ii) the presence of such Series A Board Observer during the Confidential Session may compromise or adversely affect any attorney-client privilege between the Company and its counsel. It at any time the Series A Board Observer shall fail to meet the eligibility requirements in this Section 5.5.1, then the Series A Board Observer shall be deemed to have resigned and the Five Points Members shall be entitled to appoint a new Series A Board Observer in accordance with the terms and conditions in this Section 5.5.1.

5.5.2 So long as the Keystone Member continues to own or hold any Series B Preferred Units (or any Common Units that were converted from Series B Preferred Units), the Keystone Member shall be entitled to designate one individual who is not an employee of the Company or any Affiliate of the Company (the “Keystone Board Observer”) to attend meetings of the Board of Managers in a nonvoting observer capacity; provided, however, that the Keystone Board Observer shall be required to enter into a confidentiality agreement in the form of Exhibit 5.5 whereby such Keystone Board Observer will agree to hold in confidence and trust all confidential information disclosed to such Keystone Board Observer in accordance with such agreement; provided, further, that the Board of Managers reserves the right to exclude such Keystone Board Observer from any Confidential Session upon the good faith determination by a majority of the members of the Board present at such meeting that (i) the Confidential Session will involve a discussion of competitively sensitive or confidential matters that should not be disclosed to such Keystone Board Observer, or (ii) the presence of such Keystone Board Observer during the Confidential Session may compromise or adversely affect any attorney-client privilege between the Company and its counsel. If at any time the Keystone Board Observer shall fail to meet the eligibility requirements in this Section 5.5.2, then the Keystone Board Observer shall be deemed to have resigned and the Keystone Member shall be entitled to appoint a new Keystone Board Observer in accordance with the terms and conditions in this Section 5.5.2.

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5.5.3 So long as the TrueBridge Members continue to own or hold any Series D Preferred Units (or any Common Units that were converted from Series D Preferred Units), the TrueBridge Members shall be entitled to designate one individual who is [Edwin Poston / Mel A. Williams] or any other individual who is not an employee of the Company or any Affiliate of the Company (the “TrueBridge Board Observer”) to attend meetings of the Board of Managers in a nonvoting observer capacity; provided, however, that the TrueBridge Board Observer shall be required to enter into a confidentiality agreement in the form of Exhibit 5.5 whereby such TrueBridge Board Observer will agree to hold in confidence and trust all confidential information disclosed to such TrueBridge Board Observer in accordance with such agreement; provided, further, that the Board of Managers reserves the right to exclude such TrueBridge Board Observer from any Confidential Session upon the good faith determination by a majority of the members of the Board present at such meeting that (i) the Confidential Session will involve a discussion of competitively sensitive or confidential matters that should not be disclosed to such TrueBridge Board Observer, or (ii) the presence of such TrueBridge Board Observer during the Confidential Session may compromise or adversely affect any attorney-client privilege between the Company and its counsel. It at any time the TrueBridge Board Observer shall fail to meet the eligibility requirements in this Section 5.5.3, then the TrueBridge Board Observer shall be deemed to have resigned and the TrueBridge Members shall be entitled to appoint a new TrueBridge Board Observer in accordance with the terms and conditions in this Section 5.5.3.

5.5.4 The Series A Board Observer, the Keystone Board Observer and the TrueBridge Board Observer shall each have the same information rights and shall receive the same information packages (including “board packages”) as the Managers.

5.6 Management Fee. So long as the Keystone Member continues to own or hold any Series B Preferred Units (or any Common Units that were converted from Series B Preferred Units), the Keystone Member shall be paid on a quarterly basis a fee equal to $250,000 for management and advisory services (“Management Services”) rendered to the Company. Such management fee shall be paid in cash on the last day of each fiscal quarter, and such amount shall be pro rated for partial quarters. In addition, the Keystone Member will be reimbursed for all reasonable and documented out-of-pocket expenses actually incurred by or on behalf of the Keystone Member for Management Services related to potential Acquisitions; provided that such reimbursable amount shall not exceed $25,000 for any individual Acquisition without the Company’s prior written consent.

ARTICLE 6

BOOKS, RECORDS, ACCOUNTING, AND REPORTS.

6.1 Books and Records.

6.1.1 The Company shall maintain at its principal office all of the following:

(a) true and full information regarding the status of the business and financial condition of the Company;

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(b) promptly after becoming available, copies of any tax returns that the Company has filed;

(c) a current list of the name and last known business, residence or mailing address of each Member and Board of Managers;

(d) a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which this Agreement and any Certificate and all amendments thereto have been executed;

(e) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by the Member as a Capital Contribution; and

(f) other information regarding the affairs of the Company as is required by the Act.

6.1.2 Each member of the Board of Managers shall have the right from time to time to examine and receive all of the information (including that described in Section 6.1.1) of the Company and its Subsidiaries for a purpose reasonably related to the position of a Manager and a member of the Board of Managers.

6.2 Financial Statements. The Board of Managers shall cause books of account to be maintained reflecting the operations of the Company. The Company will make available to each Member (i) quarterly unaudited financial statements within 30 days following the end of each quarter and (ii) annual audited financial statements within 120 days following the end of each fiscal year. So long as the Company is a Subsidiary of P10 Parent (or another parent company), the Company may satisfy its obligations under the immediately preceding sentence by furnishing the corresponding reports of P10 Parent (or such parent company). So long as the Keystone Member, any of the Five Points Members or any of the TrueBridge Members are a Member, the Company will also make available to each such Member annual budgets, monthly sales reports and other information reasonably requested by such Member. In addition, so long as the Keystone Member or any of the TrueBridge Members are a Member, the Company shall provide reasonable access to the Company’s executive officers to each such Member, subject to customary confidentiality provisions.

ARTICLE 7

TAXES

7.1 Partnership Classification. As long as the Company has more than one Member, it is the intention of the Company and the Members that the Company be treated as a partnership for federal and all relevant state income tax purposes and neither the Company nor the Members shall take any action or make any election which is inconsistent with such tax treatment, except as otherwise permitted under the terms of this Agreement. All provisions of this Agreement are to be construed so as to preserve the Company’s income tax classification as a partnership. It is the intention of the Company and the Members that the Company will not be treated as a “publicly traded partnership” as such term is defined in Section 7704(b) of the Code and the Treasury Regulations thereunder, and the Board will not consent to any transfer of Company Units that it determines in its sole discretion will cause such “publicly traded partnership” treatment.

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7.2 Tax Returns. The Board of Managers shall arrange for the preparation and timely filing (at the Company’s expense) of all Company tax returns and shall reasonably and promptly furnish to the Members all pertinent information in the Board of Managers’ possession relating to Company operations that the Members need to complete their respective income tax returns. The Members shall furnish to the Board of Managers all pertinent information in the Member’s possession relating to Capital Contributions that is necessary to enable any Company tax returns to be prepared and filed. The Company shall deliver to each of its Member (i) within ninety (90) days after the Company’s tax year- end, an estimated Schedule K-1 for such tax year based on best-available information to date, and (ii) within 180 days after the Company’s tax year-end, a final Schedule K-1, along with copies of all other federal, state and local income tax returns or reports filed by the Company for such year.

7.3 Notice of Proceedings. The Board of Managers, on the one hand, and the Members, on the other hand, shall use their best efforts to keep each other informed of any administrative and judicial proceedings for the adjustment of taxes imposed with respect to the Company’s activities, or any extension of the period of limitations for making assessments of any tax with respect to the Company, or of any agreement with a taxing authority that would result in any material change to a tax return.

7.4 Certain Tax Covenants. The Company shall provide the applicable Preferred Unitholder with prior written notice, and shall obtain such Preferred Unitholder’s consent (not to be unreasonably withheld, conditioned or delayed), before it or any of its Subsidiaries effects any transaction outside the ordinary course of business that would reasonably be expected to require the Company to recognize income or gain in excess of $100,000 that would be allocated to such Member under Section 704(c) of the Code (or that would require such Member to recognize gain in excess of $100,000 under Section 737 of the Code) if such transaction would not be accompanied with a cash distribution to such Member in an amount at least equal to such allocated income or gain multiplied by an assumed tax rate equal to the highest maximum combined marginal federal, state and local income tax rates (including any tax rate imposed on “net investment income” by section 1411 of the Code) applicable to an individual resident in the locality where the Member resides (taking into account the character of such taxable income and the deductibility of state and local income tax for federal income tax purposes (to the extent applicable). The Company agrees, for all relevant tax purposes, to treat the assumption of any liabilities of TrueBridge Capital Partners, LLC and its subsidiaries pursuant to the Sale and Purchase Agreement dated as of August 24, 2020 by and among TrueBridge Capital Partners, LLC, EAP, MAW, the Company, P10 Parent and certain other parties (the “TrueBridge Purchase Agreement”) as the assumption by the Company of a “qualified liability” as defined in Treasury Regulations Section 1.707-5(a)(6).

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ARTICLE 8

RIGHTS AND POWERS OF THE MEMBERS

8.1 No Management and Control. Except as expressly provided in this Agreement, the Members shall not take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company.

8.2 Meeting of the Members. No annual meeting of the Members shall be required.

8.3 Disassociation; No Dissolution Upon Bankruptcy of a Member. Notwithstanding any other provision of this Agreement, the Bankruptcy (as defined below) of a Member or any other events specified in Section 18-304 of the Act with respect to a Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution. Notwithstanding any other provision of this Agreement, the Members waive any right they might have to agree in writing to dissolve the Company upon the Bankruptcy of a Member or the occurrence of an event that causes any Member to cease to be a member of the Company. For the purposes of this paragraph, “Bankruptcy” shall mean, with respect to any Person, if such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties, or (vii) if within 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, such the proceeding has not been dismissed, or if within 90 days after the appointment without such Person’s consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of “Bankruptcy” is intended to replace and shall supersede and replace the definition of “Bankruptcy” set forth in Sections 18-101(1) and 18-304 of the Act.

8.4 Limitation of Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member will be obligated personally for any such debt, obligation or liability of the Company or of any of its subsidiaries or other Members by reason of being a Member. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member will have any fiduciary or other duty to another Member with respect to the business and affairs of the Company or of any of its subsidiaries. No Member will have any responsibility to restore any negative balance in his or her Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or of any of its subsidiaries or return distributions made by the Company.

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8.5 Withdrawal; Resignation. So long as a Member continues to own or hold any Units, such Member shall not have the ability to resign as a Member prior to the dissolution and winding up of the Company and any such resignation or attempted resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

8.6 Death of a Member. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be transferred to such Member’s heirs subject to the terms and conditions of this Agreement (provided that, within a reasonable time after such transfer, the applicable heirs shall sign and deliver to the Company a counterpart of this Agreement).

8.7 Spouse of a Member. Spouses of the Members that are natural persons do not become Members as a result of such marital relationship, but the Members acknowledge that the interest held by a Member spouse may nevertheless be community property. Each spouse of a Member that is a natural person shall be required to execute a spousal consent in the form of Exhibit 8.7 to evidence his or her agreement and consent to be bound by the terms and conditions of this Agreement as to his or her interest, whether as community property or otherwise, if any, in the Units owned by such Member.

ARTICLE 9

DISSOLUTION

9.1 Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

9.1.1 an election by the Board of Managers to dissolve, wind up or liquidate the Company together with the written consent of each of (i) the P10 Member, (ii) the consent of holders of at least a majority of the Series A Preferred Units outstanding at the time and (iii) the consent of holders of at least a majority of the Series D Preferred Units outstanding at the time;

9.1.2 the sale, disposition or transfer of all or substantially all of the assets of the Company; or

9.1.3 the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

Except as otherwise set forth in this Section 9.1, the Company is intended to have perpetual existence.

9.2 Liquidation and Termination.

On the dissolution of the Company, the Board of Managers shall act as liquidator or (in its sole discretion) may appoint one (1) or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company with all of the power and authority of the Managing Member. The steps to be accomplished by the liquidators are as follows:

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9.2.1 First, the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation, all Management Services obligations and all amounts owed for outstanding Redemptions that have been exercised in accordance with Section 3.8.3) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine);

9.2.2 Second, after payment or provision for payment of all of the Company’s liabilities has been made in accordance with Section 9.2.1, the Company shall distribute to each Preferred Unitholder with respect to its Preferred Units the sum of (a) any accrued undistributed preferred return, determined pursuant to Section 4.1.2 through the date of such distribution, with respect to such Preferred Units, plus (b) the Issue Price with respect to such Preferred Units (such sum, with respect to each series of Preferred Units, the “Liquidation Preference”). If there are not enough proceeds to make all payments under this Section 9.2.2, payments shall be made pro rata among the Preferred Unitholders based on the Liquidation Preference amounts payable to them.

9.2.3 Third, after payment or provision for payment of all of the Company’s liabilities has been made in accordance with Section 9.2.1 and distributions to the Preferred Unitholders have been made in accordance with Section 9.2.2, the Company shall distribute to the P10 member an amount equal to the amount of the then-remaining unpaid RCP Seller Obligations.

9.2.4 Fourth, after payment or provision for payment of all of the Company’s liabilities has been made in accordance with Section 9.2.1 and distributions to the Preferred Unitholders and P10 Member have been made in accordance with Section 9.2.2 and Section 9.2.3, all remaining assets of the Company shall be distributed to the Common Unitholders, pro rata based on the number of Common Units held by each Common Unitholder.

9.3 Cancellation of Certificate. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Board of Managers (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 9.4.

9.4 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.2 to minimize any losses otherwise attendant upon such winding up.

9.5 Return of Capital. The Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person.

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9.6 HSR Act. Notwithstanding any other provision in this Agreement, in the event that the Hart- Scott-Rodino Antitrust Improvements Act of l976 (the “HSR Act”) is applicable to any Member by reason of the fact that any assets of the Company or common stock of P10 Parent or New P10 Parent shall be distributed to such Member in connection with the dissolution of the Company, the dissolution of the Company shall not be consummated until such time as the applicable waiting periods (and extensions thereof) under the HSR Act have expired or otherwise been terminated with respect to each such Member.

ARTICLE 10

INDEMNIFICATION

10.1 General. The Company shall indemnify, defend, and hold harmless the Board of Managers and each Officer appointed by the Board of Managers pursuant to Section 5.3 to the maximum extent allowed by law, and may indemnify, defend and hold harmless the employees and agents of the Company, (all indemnified persons being referred to as “Indemnified Persons”), from any liability, loss, or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company and from liabilities or obligations of the Company imposed on such Person by virtue of such Person’s position with the Company, including reasonable attorneys’ fees and costs and any amounts expended in the settlement of any such claims of liability, loss, or damage.

10.2 Exculpation. No Indemnified Person shall be liable, in damages or otherwise, to the Company or to the Members for any loss that arises out of any act performed or omitted to be performed by the Members pursuant to the authority granted by this Agreement if (a) either (i) the Indemnified Person, at the time of such action or inaction, believed, in good faith, that such Indemnified Person’s course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person’s inaction to be harmful or opposed to the best interests of the Company, and (b) the conduct of the Indemnified Person did not constitute fraud, gross negligence, willful misconduct by such Indemnified Person or breach by any Indemnified Person of this Agreement.

10.3 Persons Entitled to Indemnity. Any Person who is within the definition of Indemnified Person at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Article 10 as an Indemnified Person with respect thereto, regardless whether such Person continues to be within the definition of Indemnified Person at the time of such Indemnified Person’s claim for indemnification or exculpation hereunder.

10.4 Procedure Agreements. The Company may enter into an agreement with any of its employees and agents, or the Board of Managers, setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 10.

10.5 Fiduciary and Other Duties.

10.5.1 An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for such Indemnified Person’s good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

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10.5.2 Whenever in this Agreement an Indemnified Person is permitted or required to make a decision (a) in such Indemnified Person’s “discretion” or under a grant of similar authority or latitude, the Indemnified Person shall be entitled to consider only such interests and factors as he or she desires, including such Indemnified Person’s own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (b) in such Indemnified Person’s “good faith” or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other applicable law.

10.5.3 Unless otherwise expressly provided herein, (a) whenever a conflict of interest exists or arises between Indemnified Persons, or (b) whenever this Agreement or any other agreement contemplated herein or therein provides that the Board of Managers shall act in a manner that is, or provides terms that are, fair and reasonable to the Company or the Member, the Board of Managers shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Board of Managers, the resolution, action or term so made, taken or provided by the Board of Managers shall not constitute a breach of this Agreement or any other agreement contemplated herein or of any duty or obligation of the Board of Managers at law, in equity or otherwise.

10.5.4 Without limiting the provisions of Section 8.4, the Company and each Member and their respective Affiliates, employees, agents and representatives, hereby waive any claim or cause of action against the Keystone Member (and any Manager appointed by the Keystone Member) for any breach of any fiduciary duty to the Company or its Subsidiaries or any of their respective equityholders (including the Members) by any such Person, including any claim that may result from (x) any conflict of interest, including any conflict of interest between the Company or its Subsidiaries or any of their respective equityholders (including the Members) and such Person or otherwise, (y) any breach of the duty of loyalty or (z) any breach of the duty of care. Each Member acknowledges and agrees that in the event of any conflict of interest, each such Person may, so long as such action does not constitute a breach of the implied covenant of good faith and fair dealing, act in the best interests of such Person or its Affiliates, employees, employers, agents and representatives (subject to the limitations set forth above in this Section 10.5.4). The Keystone Member (and any Manager appointed by the Keystone Member) shall not be obligated to recommend or take any action that prefers the interests of the Company or its Subsidiaries or any of their respective equityholders (including the Members) over the interests of such Person or its Affiliates, employees, employers, agents or representatives, and each of the Company and each Member hereby waives the fiduciary duties, if any, of such Person to the Company and/or its Members, including in the event of any such conflict of interest or otherwise.

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ARTICLE 11

MISCELLANEOUS

11.1 Additional Documents. At any time and from time to time after the date of this Agreement, upon the request of the Board of Managers, the Members shall do and perform, or cause to be done and performed, all such additional acts and deeds, and shall execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such additional instruments and documents, as may be required to effectuate the purposes and intent of this Agreement.

11.2 General. This Agreement: (i) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws; and (ii) may be executed in more than one counterpart as of the day and year first above written.

11.3 Execution of Papers. The Members, by the execution of this Agreement, irrevocably constitutes and appoints the Senior Manager, each other member of the Board of Managers and/or any Person designated by the Board of Managers to act on each such Member’s behalf for purposes of this Section 11.3 each such Member’s true and lawful attorney-in-fact with full power and authority in such Member’s name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices the following documents as may be necessary or appropriate to carry out the provisions of this Agreement:

11.3.1 all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board of Managers deems appropriate to qualify or continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board of Managers, necessary to protect the limited liability of the Members;

11.3.2 [all amendments to this Agreement adopted in accordance with the terms hereof; ]and

11.3.3 all conveyances and other instruments that the Board of Managers deems appropriate to reflect the dissolution of the Company.

The appointment by the Members of each member of the Board of Managers and/or any Person designated by the Board of Managers as each such Member’s attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that the Members will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by the Members on behalf of the Company, and shall survive and shall not be affected by the subsequent disability, incapacity, the bankruptcy, dissolution, death, adjudication of incompetence or insanity of the Member.

11.4 Gender and Number. Whenever required by the context, as used in this Agreement the singular number shall include the plural, the plural shall include the singular, and all words herein in any gender shall be deemed to include the masculine, feminine and neuter genders.

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11.5 Severability. Except as otherwise provided in the succeeding sentence, every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain.

11.6 Headings. The headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

11.7 Benefits of Agreement; No Third-Party Rights. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of any Member, and nothing in this Agreement shall be deemed to create any right in any Person (other than the Persons entitled to indemnification as set forth in Article 10 and the fiduciary duty disclaimer provisions set forth in Section 10.5) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person.

11.8 Amendments. Except as provided in Section 3.8.1, this Agreement may be amended, modified, or waived only by the prior written consent of the Board of Managers and Members holding a majority of the Common Units; provided, (a) that no amendment of this Agreement that adversely affects the rights of any indemnitee under Article 10 with respect to acts or omissions of such indemnitee at any time prior to such amendment shall apply to such indemnitee without the written consent of such indemnitee, (b) no amendment may modify any provision of Section 3.8 in a manner that is adverse to the holders of any series of Preferred Units without the prior written consent of the holders of a majority of the outstanding Preferred Units of such series (or Common Units into which such Preferred Units have been converted), including, for the avoidance of doubt and notwithstanding the “except as” clause at the beginning of this Section 11.8, no amendment to the last sentence of Section 3.8.1(a) that is adverse to the holders of any series of Preferred Units without the prior written consent of the holders of a majority of the outstanding Preferred Units of such series (or Common Units into which such Preferred Units have been converted), (c) no amendment may modify Section 3.9 in any material respect without the prior written consent of the holders of a majority of the then outstanding Series A and B Preferred Units (or Common Units into which such Preferred Units have been converted), voting as a single class, and the then outstanding Series D Preferred Units (or Common Units into which such Preferred Units have been converted), (d) in the event the Keystone Member is eligible to designate a Keystone Board Designee pursuant to Section 5.1.1(b) of Exhibit 5.1, no amendment of this Agreement may modify Section 4.1, this Section 11.8 or Exhibit 5.1 without the consent of the Keystone Member, (e) in the event the TrueBridge Members are eligible to designate a TrueBridge Board Designee pursuant to Section 5.1.1(c) of Exhibit 5.1, no amendment of this Agreement may modify Section 4.1, this Section 11. 8, or Exhibit 5.1 without the consent of the holders of a majority of the then outstanding Series D Preferred Units (or Common Units into which such Preferred Units have been converted) and (f) no amendment of this Agreement may modify any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons without obtaining the consent of the requisite

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number or specified percentage of such Persons who are entitled to approve or take action on such matter. Notwithstanding the foregoing, any amendment that would require any Member to contribute or loan additional funds to the Company or impose personal liability upon any Member shall not be effective against such Member without its written consent. For purposes of clause (b) of this Section 11.8, the Series C Preferred Units shall be treated as a single series, except in the case where an amendment is adverse to the Series C-2 Preferred Units and not the Series C-1 Preferred Units, in which case the Series C-2 Preferred Units shall be treated as a separate series.

11.9 Counterparts. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which shall be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

11.10 Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) sent by facsimile to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if sent by facsimile before 5:00 p.m. New York time on a Business Day, and otherwise on the next Business Day, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the address for such recipient set forth on Schedule A attached hereto, or in the Company’s books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Any notice to the Board of Managers or the Company shall be deemed given if received by the Managing Member at the principal office of the Company set forth on Schedule A.

11.11 Complete Agreement. This Agreement and the other agreements referred to herein embody the complete agreement of the parties and supersede any prior understandings, agreements or representations, written or oral, which may have related to the subject matter hereof and thereof.

[SIGNATURE PAGE FOLLOWS]

33

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

BOARD OF MANAGERS:

Robert H. Alpert

C. Clark Webb

William F. Souder, Jr.

Jeff Gehl

Scott Gwilliam

[Signatures continue on following page]

MEMBERS:	P10 HOLDINGS, INC.

By:
Name:
Title:

KEYSTONE CAPITAL XXX, LLC

By:
Name:
Title:

TRUEBRIDGE COLONIAL FUND,
U/A DATED 11/15/2015

By:
Name:
Title:

MAW MANAGEMENT CO.

By:
Name:
Title:

Exhibit 1

DEFINED TERMS

“Acquisition” shall mean the acquisition of property or assets or capital stock of any Person by the Company or any of its Subsidiaries.

“Acquisition EBITDA” means the EBITDA generated by the property, assets or Person in an Acquisition for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the completion of such Acquisition.

“Act ” shall mean the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, et seq., as it may be amended from time to time, and any successor thereto.

“Affiliate” means, with respect to a Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling directly or indirectly ten percent (10%) or more of the outstanding voting securities of such Person, (iii) any officer, director, manager or partner of such Person, or (iv) any officer, director, manager or partner of a Person described in the foregoing clauses (i) or (ii). An Entity shall be deemed to be an Affiliate of the Company if the Company, directly or indirectly, has twenty five percent (25)% or greater voting power with respect to the Entity.

“Agreement” means this Second Amended and Restated Limited Liability Company Agreement of the Company dated as of the TrueBridge Closing Date, including all of the attached Exhibits, Annexes and Schedules, as amended from time to time.

“Annex” references mean an annex to this Agreement.

“Appraisal Firm” is defined in Section 3.8.3(b).

“Appraiser Valuation” is defined in Section 3.8.3(c).

“Assumed Liabilities” means (i) all obligations of P10 Parent pursuant to that certain Contribution and Exchange Agreement, dated as of October 5, 2017 (the “RCP2 Acquisition Agreement”), by and among P10 Parent and each of the members of RCP Advisors 2, LLC, a Delaware limited liability company, a party thereto, (ii) all obligations of P10 Parent pursuant to that certain Membership Interest Purchase Agreement, dated as of October 5, 2017 (the “RCP3 Acquisition Agreement”), by and among P10 Parent and each of the members of RCP Advisors 3, LLC, a Delaware limited liability company, a party thereto and (iii) the fees, costs and expenses related to the FP Acquisition; provided that in the case of clauses (i) and (ii), there shall be excluded all notes payable issued by P10 Parent pursuant to and in connection with the RCP2 Acquisition Agreement or the RCP3 Acquisition Agreement and the obligation to make the “Amortization Benefit Payments (as defined in the RCP3 Acquisition Agreement) (such notes payable and obligation, the “RCP Seller Obligations”).

“Assumed Tax Rate” as of an applicable date of determination of Fair Market Redemption Value means the Company is liable for U.S. federal, state and local income taxes in future periods with respect to its projected income in such future periods (at the tax rates in effect and known to be coming into effect as of the applicable valuation date) as if it were treated as a taxable U.S. corporation with the same tax attributes (including net operating loss carryovers) as P10 Parent has as of the applicable valuation date (taking into account any future termination or phase down of such tax attributes or their carryover that would be applicable to P10 Parent).

“Available Cash” means all cash and cash equivalents of the Company that the Board of Managers determines is available for distribution to the Members, after taking into account amounts determined by the Board of Managers to be reasonably necessary or advisable to be retained by the Company to meet actual or anticipated expenses, capital investments, working capital needs or liabilities (actual, contingent or otherwise) of the Company (including, without limitation, Management Services obligations owed to a Member) or to create reasonable reserves for any of the foregoing.

“Bankruptcy” is defined in Section 8.3.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act.

“Board of Managers” or “Board” is defined in Section 5.1.

“Board Valuation” is defined in Section 3.8.3(c).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States or the State of Texas shall not be regarded as a Business Day.

“Call Option” is defined in Section 3.3(b).

“Call Option Purchase Agreement” means a purchase agreement containing representations and warranties substantially similar to the representations and warranties contained in the Series B Preferred Unit Purchase Agreement, dated as of April 1, 2020, by and between Keystone and the Company, and other customary provisions related to the exercise of the Call Option, including that the obligation for the Company to issue, and Keystone to purchase, the Series B Preferred Units related to such Option Exercise is contingent on the concurrent closing of the applicable Acquisition.

“Capital Contribution” means with respect to the Member, the amount of money plus the Fair Market Value of any property (net of liabilities assumed or to which the property is subject) contributed to the Company pursuant to the terms of this Agreement.

“Certificate” means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

Ex. 1-2

“Change of Control” means (a) the consummation of any transaction or series of related transactions (including, without limitation, any merger, consolidation or business combination), the result of which is that any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), excluding the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than fifty percent (50%) of the Voting Stock of New P10 Parent, P10 Parent or the Company, measured by voting power rather than number of shares or (b) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of P10 Parent and its subsidiaries or the Company and its subsidiaries, in each case taken as a whole.

“Change of Control Redemption” is defined in Section 3.8.2(c).

“CofC Redemption Amount” is defined in Section 3.8.2(c).

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any future federal tax law.

“Common Unitholder” means a holder of Common Units.

“Common Units” is defined in Section 3.1.1.

“Company” means P10 Intermediate Holdings LLC, a Delaware limited liability company.

“Company Notice” is defined in Section 3.3(b).

“Confidential Session” is defined in Section 5.5.1.

“Conversion” is defined in Section 3.8.2(a).

“Conversion Notice” is defined in Section 3.8.2(d).

“Credit Documents” means (a) the Credit and Guaranty Agreement, dated October 7, 2017, by and among P10 RCP Holdco, LLC, as borrower, P10 Parent and certain of its subsidiaries, as guarantors, various lenders, and HPS Investment Partners, LLC, as administrative agent and collateral agent, as amended by the First Amendment to Credit and Guaranty Agreement and Limited Consent, dated January 3, 2018, the Second Amendment to Credit and Guaranty Agreement, dated as of November 21, 2018, the Limited Consent, dated as of January 16, 2020, the Third Amendment to Credit and Guaranty Agreement and Limited Consent, dated as of April 1, 2020 and the Fourth Amendment to Credit and Guaranty Agreement, dated as of [•], 2020 and as may be further amended, restated, extended, renewed or otherwise modified from time to time (all of the foregoing, the “HPS Credit Agreement”), and the other “Credit Documents” as defined in the HPS Credit Agreement, as amended (the HPS Credit Agreement and such other “Credit Documents,” collectively, the “HPS Documents”) and (b) any other documents and agreements that amend, restate, extend, renew, supplement or otherwise modify, refund, replace or refinance the HPS Documents.

“Default Causing Put” is defined in Section 3.8.3(a).

“Definitive Agreement” is defined in Section 3.3(b).

Ex. 1-3

“Designated FP Directors” is defined in Section 5.4.

“Designated TrueBridge Managers” is defined in Section 5.7.

“EAP” is defined in the introductory paragraph to this Agreement.

“EBITDA” means, with respect to any Person for any period, the consolidated net income of such person plus (i) the consolidated income tax expense of such Person for such period, (ii) the consolidated interest expense of such Person for such period and (iii) the depreciation and amortization expenses of such Person for such period, plus any pro forma expense and cost reductions or other identifiable synergies for such period as identified in a “quality of earnings” or similar report from a national accounting firm. EBITDA shall be determined from the applicable Person’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles consistently applied.

“Prior Effective Date” is defined in the Recitals.

“Entity” means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

“Equity Securities” means (i) any Units, capital stock, partnership, membership or limited liability company interests or other equity interests (including other classes, groups or series thereof having such relative rights, powers and/or obligations as may from time to time be established by the Board of Managers, including rights, powers and/or obligations different from, senior to or more favorable than existing classes, groups and series of Units, capital stock, partnership, membership or limited liability company interests or other equity interests, and including any profits interests), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests, and (iii) warrants, options or other rights to purchase or otherwise acquire Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests.

“Exchange” is defined in Section 3.8.2(b).

“Exchange Notice” is defined in Section 3.8.2(d).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

“Excluded Units” means (a) Units, convertible securities and options issued to existing or former officers, directors, employees or consultants of the Company and its Subsidiaries in exchange for bonafide services provided to the Company and its Subsidiaries pursuant to an equity incentive, stock or unit grant, stock or unit purchase or similar plan or arrangement existing as of the date hereof or thereafter approved by the Board of Managers, including any Units issuable upon exercise of any such convertible security or option or settlement of any award issued under any such plan or arrangement and (b) Units issuable to the Members on the TrueBridge Closing Date as provided in this Agreement.

Ex. 1-4

“Exhibit” references mean an exhibit to this Agreement.

“ Fair Market Value ” means, with respect to any asset or securities, the fair market value for such assets or securities as between a willing buyer and a willing seller in an arm’s length transaction occurring on the date of valuation, taking into account all relevant factors determinative of value, as determined in good faith by the Board of Managers.

“Fair Market Redemption Value” with respect to any Units being redeemed by the Company pursuant to Section 3.8.3 means the price that the Units would be bought and sold for in a transaction between a willing buyer and a willing seller in an arm’s length transaction, each having all relevant knowledge, occurring on the date of valuation, taking into account all relevant factors determinative of value (provided, for the avoidance of doubt, such valuation shall not take into account any marketability or liquidity discounts or any premium related to the size of the block of Units being sold, shall not take into account the market price of the shares of P10 Parent Common Stock on the pink sheets, and shall assume the Company is liable for U.S. federal, state and local income taxes in future periods with respect to its projected income in such future periods at the Assumed Tax Rate); provided, that if the Units being redeemed are Preferred Units, the Fair Market Redemption Value shall be the greater of (A) the Fair Market Redemption Value of such Preferred Units (assuming such Preferred Units are converted into Common Units in a Conversion and have zero accrued undistributed preferred return determined pursuant to Section 4.1.2) and (B) the Issue Price with respect to such Preferred Units, in each case plus the amount of any accrued undistributed preferred return with respect to such Preferred Units, determined pursuant to Section 4.1.2 through the date of such determination; provided further, that if the shares of New P10 Parent Common Stock or P10 Parent Common Stock, as the case may be, are listed on a National Securities Exchange at the time of such redemption, then the Fair Market Redemption Value of the Units being redeemed (under clause (A) above only) shall be determined by multiplying (i) in the case of the shares of New P10 Parent Common Stock so listed, (x) the number of shares of New P10 Parent Common Stock into which such Units to be redeemed would be exchangeable pursuant to Section 3.8.2(b) by (y) the daily volume-weighted average closing trading price of the shares of New P10 Parent Common Stock on the National Securities Exchange on which such shares are listed or admitted to trading for the twenty (20) Trading Days ending two (2) Trading Days before the date of such redemption and (ii) in the case of the shares of P10 Parent Common Stock so listed, (x) the number of Units to be redeemed pursuant to Section 3.8.3 multiplied by (y) the P10 Parent Share Equivalent multiplied by (z) the daily volume-weighted average closing trading price of the shares of P10 Parent Common Stock on the National Securities Exchange on which such shares are listed or admitted to trading for the twenty (20) Trading Days ending two (2) Trading Days before the date of such redemption.

“First Amended and Restated Agreement” is defined in the Recitals.

“Fiscal Year” means the fiscal year of the Company, which shall be the calendar year, or such other fiscal year as determined by the Board of Managers or such shorter period as otherwise required by the Code.

“Five Points” means Five Points Capital, Inc., a North Carolina corporation.

“Five Points Board” is defined in Section 5.4.

Ex. 1-5

“Five Points Members” means the FP Persons and Project Star LLC and their transferees acquiring Units in a Permitted Transfer described in any of clauses (i) through (v) of the definition of Permitted Transfer.

“FP Acquisition” means acquisition of all of the shares of Five Points pursuant to the Sale and Purchase Agreement, dated as of January 16, 2020, by and among Five Points, David G. Townsend, Trustee of the David G. Townsend Revocable Living Trust Agreement dated September 9, 2004, Martin P. Gilmore, Trustee of the Martin Paul Gilmore 2008 Revocable Trust dated March 17, 2008, Thomas H. Westbrook and Christopher N. Jones, David G. Townsend (in his capacity as the Seller Representative), the Company, and P10 Parent, solely for purposes of Section 11.12 of such agreement, as the same may be amended, supplemented or otherwise modified from time (the “FP Purchase Agreement”).

“FP Purchase Agreement” is defined in the definition of FP Acquisition.

“Fully Diluted Basis” means as if all securities eligible for conversion into or exercisable or exchangeable for Units had been converted or exercised in full (excluding (a) any Units that may be issued upon the exercise of options under any equity incentive plan if such options have not vested and (b) any Units that may be issued upon the settlement of restricted equity units under any equity incentive plan if such restricted equity units have not vested).

“HPS Documents” is defined in the definition of “Credit Documents.”

“HSR Act” is defined in Section 9.6.

“Indemnified Persons” is defined in Section 9.1.

“Investors” means collectively the Five Points Members, the Keystone Members, the RCP Members, the TrueBridge Members and FPLLC.

“Issuance Notice” is defined in Section 3.3(c).

“ Issue Price” means $3.00 per Preferred Unit, except that for the Series D Preferred Units it means $3.30 per Preferred Unit.

“Keystone” is defined in the introductory paragraph to this Agreement.

“ Keystone Member ” means Keystone and its transferees acquiring Units in a Permitted Transfer described in any of clauses (i) through (v) of the definition of Permitted Transfer.

“Keystone Board Observer” is defined in Section 5.5.

“Leverage Ratio” means the “Leverage Ratio”, as such term is defined in the HPS Credit Agreement, or any substantially equivalent successor term in any subsequent Credit Documents described in clause (b) of the definition of the term “Credit Documents” herein, in each case measured as of the date of determination, based on the “Annualized Adjusted Consolidated EBITDA” as such term is defined in the HPS Credit Document (or other applicable EBITDA measure as per the terms of such ratio under any subsequent Credit Documents) in respect of the

Ex. 1-6

financial period specified therein most recently ended for which financial statements of the Company have been delivered under the Credit Documents, and adjusted on a pro forma basis to the extent provided in Section 6.8(d) of the HPS Credit Agreement or the successor pro forma adjustment provision applicable under any subsequent Credit Documents described in clause (b) of the definition of such term herein.

“Liquidation Preference” is defined in Section 9.2.

“Management Services” is defined in Section 5.6.

“MAW” is defined in the introductory paragraph to this Agreement.

“Member” shall mean any Common Unitholder, any Series A Preferred Unitholder, any Series B Preferred Unitholder, any Series C Preferred Unitholder, any Series D Preferred Unitholder and any other classes of Members established by the Board of Managers in accordance with the terms of this Agreement.

“ National Securities Exchange” means the New York Stock Exchange, the NYSE AMEX Equities or the Nasdaq Stock Market (or any successor thereof).

“New P10 Parent ” means a newly formed Delaware corporation which, upon consummation of an Uplist Event or Public Offering, will own all of the equity interests in P10 Parent, and the former stockholders of P10 Parent will be stockholders in New P10 Parent.

“New P10 Parent Common Stock” means the common stock of New P10 Parent.

“New Securities” means all Equity Securities in the Company or its Subsidiaries other than (a) Excluded Units; (b) Units issued on a pro rata basis as a unit dividend or upon any unit split or other subdivision of units; (c) Units issued as consideration in connection with an Acquisition, including Equity Securities issued to P10 Parent in connection with the contribution of assets, property or capital stock of any Person to the Company, but only under circumstance in which P10 Parent acquired such assets, property or capital stock in exchange for P10 Parent stock; (d) Units issued pursuant to a Public Offering, or convertible securities or Units issuable upon exercise or conversion of convertible securities issued pursuant to a Public Offering, in each case with aggregate proceeds of at least $50,000,000; (e) Series B Preferred Units issued pursuant to the Call Option; (g) Series D Preferred Units issued pursuant to Section 3.1(g) or Section 3.2(e) of the TrueBridge Purchase Agreement; and (h) Units issued upon exercise or conversion of convertible securities with respect to which the Investors previously had the opportunity to exercise the preemptive rights set forth in Section 3.3(c).

“Objection Notice” is defined in Section 3.8.3(b).

“Offered Securities” is defined in Section 3.3(c).

“Option Issue Price” means $3.00 per Series B Preferred Unit.

“P10 Member” means P10 Parent in its capacity as a Common Unitholder.

Ex. 1-7

“P10 Parent” is defined in the introductory paragraph to this Agreement.

“P10 Parent Common Stock” means the common stock, par value $0.001 per share, of P10 Parent.

“P10 Parent Share Equivalent” means one share of P10 Parent Common Stock, subject to adjustment as provided in Section 3.8.2(e)(ii).

“Permitted Holders” means (i) New P10 Parent and its subsidiaries, (ii) P10 Parent and its subsidiaries, (iii) the RCP Members, their owners and beneficiaries and any of their or their owners’ or beneficiaries’ respective family members, heirs or estates or any trust or other Persons controlled by or for the benefit of any such RCP Member, owner, beneficiary, family member, heir or estate, (iv) 210/P10 Acquisition Partners, LLC, a Texas limited liability company, and its Affiliates and (v) Robert Alpert and C. Clark Webb and any of their respective family members, heirs or estates or any trust or other Persons controlled by or for the benefit of any of Robert Alpert, C. Clark Webb, or any such family member, heir or estate.

“Permitted Transfer” means (i) a transfer pursuant to the will of a deceased Member that is a natural person, (ii) a transfer by a Member that is an entity, other than the P10 Member, to its direct equity owners, (iii) a transfer to a trust established by or for the benefit of a Member of which only such Member and/or his or her immediate family members are beneficiaries, (iv) a transfer to any Person established for the benefit of, and beneficially owned and controlled by, a Member, (v) a transfer to an entity all of the equity owners of which are employees of Five Points, or a transfer to an entity all of the equity owners of which are employees of TrueBridge, including estate planning vehicles, and (vi) any pledge by a Member in connection with any indebtedness of the P10 Member or any of its Affiliates.

“Person” means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, or any other legal entity.

“Preemptive Period” is defined in Section 3.3(c).

“ Preferred Units” means the Series A Preferred Units, the Series B Preferred Units, the Series C Preferred Units and the Series D Preferred Units.

“Preferred Unitholder” means a holder of Preferred Units.

“Prior Agreement” is defined in the Recitals.

“Pro Rata Share” means, with respect to an Investor, the quotient obtained by dividing (a) the number of Units owned by such Investor by (b) the number of Units outstanding on a Fully Diluted Basis. In the event that the Keystone Member is purchasing additional Series B Preferred Units pursuant to the Call Option in Section 3.3(b) concurrently with the purchase of New Securities pursuant to Section 3.3(c), then clauses (a) and (b) of the immediately preceding sentence shall include such number of Series B Preferred Units to be purchased pursuant to the Call Option in calculating the Pro Rata Share of the Keystone Member.

Ex. 1-8

“Public Offering” means an initial public offering of the capital stock of New P10 Parent, P10 Parent, the Company or any Subsidiary.

“Purchase Notice” is defined in Section 3.3(c).

“Qualified Public Offering” means an underwritten Public Offering of the capital stock of New Parent that implies a pro forma market capitalization of at least $750 million (as determined by the underwriters in the public offering) and includes an offering of at least $75 million which includes a secondary offering with respect to (i) shares otherwise to be held by Keystone Member equal to at least $15 million (or such lesser amount as agreed to by the Keystone Member), (ii) shares otherwise to be held by the Five Points Members of at least 44.67% of the secondary offering amount to be sold by Keystone Member and (iii) shares otherwise to be held by the TrueBridge Members of at least $15 million (or such lesser amount as agreed to by the TrueBridge Members); provided, for the avoidance of doubt, that all of the Keystone Member’s, the Five Points Members’ and the TrueBridge Members’ Units that are not exchanged and sold in such secondary offering shall be exchanged into shares of New Parent Common Stock pursuant to Section 3.8.2(b).

“RCP Members” means Thomas P. Danis, Jr. as Trustee of the Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended, Jeff P. Gehl as Trustee of the Jeff P. Gehl Living Trust dated January 25, 2011, Charles K. Huebner as Trustee of the Charles K. Huebner Trust dated January 16, 2001, Souder Family LLC, a Delaware limited liability company, Jon I. Madorsky as Trustee of the Jon I. Madorsky Revocable Trust dated December 1, 2008, David McCoy, Alexander Abell, Michael Feinglass, Andrew Nelson and Nell Blatherwick, and their transferees acquiring Units in a Permitted Transfer described in any of clauses (i) through (v) of the definition of Permitted Transfer.

“RCP Seller Obligations” is defined in the definition of “Assumed Liabilities.”

“RCP2 Acquisition Agreement” is defined in the definition of “Assumed Liabilities.”

“RCP3 Acquisition Agreement” is defined in the definition of “Assumed Liabilities.”

“Redeemed Units” is defined in Section 3.8.3(b).

“Redeeming Holder” is defined in Section 3.8.3(b).

“Redeeming Holder Valuation” is defined in Section 3.8.3(c).

“Redemption” is defined in Section 3.8.3(b).

“ Schedule” references mean a schedule to this Agreement unless the context clearly requires otherwise.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Manager” is defined in Section 5.3.

Ex. 1-9

“ Series A, B and D Preferred Units” means collectively the Series A Preferred Units, the Series B Preferred Units and the Series D Preferred Units.

“Series A, B and D Preferred Unitholder” means a holder of Series A, B and D Preferred Units.

“Series A Board Observer” is defined in Section 5.5.1.

“Series A Preferred Units” is defined in Section 3.1.1.

“Series A Preferred Unitholder” means a holder of Series A Preferred Units.

“Series B Preferred Units” is defined in Section 3.1.1.

“Series B Preferred Unitholder” means a holder of Series B Preferred Units.

“Series C Preferred Units” is defined in Section 3.1.1.

“Series C Preferred Unitholder” means a holder of Series C Preferred Units (including, for the avoidance of doubt, a holder of Series C-1 Preferred Units or Series C-2 Preferred Units).

“Series C-2 Preferred Unitholder” means a holder of Series C-2 Preferred Units.

“Series D Preferred Units” is defined in Section 3.1.1.

“Series D Preferred Unitholder” means a holder of Series D Preferred Units.

“Subsidiary” means any Person that is controlled, either directly or indirectly, by the Company.

“Trading Day” means a day on which the principal National Securities Exchange on which the shares of New P10 Parent Common Stock or P10 Parent Common Stock, as the case may be, are listed or admitted to trading is open for the transaction of business.

“Transfer” means a sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer and may be used either as a verb or a noun.

“TrueBridge” means TrueBridge Capital Partners LLC, a Delaware limited liability company.

“TrueBridge Board” is defined in Section 5.7.

“TrueBridge Board Observer” is defined in Section 5.5.3.

“TrueBridge Closing Date” is defined in the introductory paragraph to this Agreement.

“TrueBridge Members” means EAP and MAW and their transferees acquiring Units in a Permitted Transfer described in any of clauses (i) through (v) of the definition of Permitted Transfer (which, for this purpose and for Permitted Transfers, further includes transferees that would be a Permitted Transfer if Edwin Poston and/or Mel A. Williams were a TrueBridge Member).

Ex. 1-10

“TrueBridge Purchase Agreement” is defined in Section 7.4.

“Unit” means an ownership interest in the Company including any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement, including all Common Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units or Units of any other class of the Company.

“Unitholder” means a holder of Units.

“Uplist Event” means the listing of New P10 Parent Common Stock on a National Securities Exchange.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled (without reference to the occurrence of any contingency) to vote in the election of the directors, managers or trustees of such Person.

Ex. 1-11

Exhibit 5.1

BOARD OF MANAGERS

5.1.1. Number; Voting Rights.

(a) The Board of Managers shall consist of six (6) members. Subject to Section 5.1.11, the Board of Managers may increase or decrease the number of Managers from time to time upon a majority vote of the Board of Managers; provided that the Board of Managers shall have no fewer than five (5) Managers at any time. Each Manager shall serve until such time until his or her death or resignation from the Board of Managers, or until his or her removal from the Board of Managers as set forth in Section 5.1.2 of this Exhibit. As of the TrueBridge Closing Date, the Managers shall be Robert H. Alpert, C. Clark Webb, William F. Souder, Jr., Jeff Gehl, Scott Gwilliam and [Edwin Poston / Mel A. Williams].

(b) So long as the Keystone Member owns or holds at least 75% of the Series B Preferred Units (including, for this purpose, any Common Units that were converted from Series B Preferred Units) owned or held by it on the Prior Effective Date, one of the Managers shall be designated by Keystone; provided, however, that if the size of the Board of Managers is increased to nine (9) or more Managers, then two of the Managers shall be designated by the Keystone Member (each person designated by the Keystone Member, a “Keystone Board Designee”). For the avoidance of doubt, the Keystone Board Designee as of the date hereof is Scott Gwilliam.

(c) So long as the TrueBridge Members own or hold at least 50% of the Series D Preferred Units (including, for this purpose, any Common Units that were converted from Series D Preferred Units) owned or held by them on the TrueBridge Closing Date, one of the Managers shall be designated by the TrueBridge Members; provided, however, that if the size of the Board of Managers is increased to nine (9) or more Managers, then two of the Managers shall be designated by the TrueBridge Members (each person designated by the TrueBridge Members, a “TrueBridge Board Designee”). For the avoidance of doubt, the TrueBridge Board Designee as of the date hereof is [Edwin Poston / Mel A. Williams].

(d) Each of the Managers shall have one (1) vote on all Company matters put to the vote of the Board of Managers.

5.1.2. Resignation: Removal of a Manager; Vacancies.

(a) Resignation. A Manager may resign at any time by giving written notice to that effect to the Board of Managers. Any such resignation shall take effect at the time of the receipt of such notice or any later effective time specified in such notice, and, unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. In the event that the Keystone Member no longer owns or holds 75% of the Series B Preferred Units (including, for this purpose, any Common Units that were converted from Series B Preferred Units) owned or held by it on the Prior Effective Date, then any Keystone Board Designee shall immediately resign. In the event that the TrueBridge Members no longer own or hold 50% of the Series D Preferred Units (including, for this purpose, any Common Units that were converted from Series D Preferred Units) owned or held by them on the Prior Effective Date, then any TrueBridge Board Designee shall immediately resign.

(b) Removal. The P10 Member may remove and replace any Manager (other than the Keystone Board Designee(s) and the TrueBridge Board Designee(s)) at any time, with or without cause. The Keystone Member may remove and replace any Keystone Board Designee(s) at any time, with our without cause. The TrueBridge Members may remove and replace any TrueBridge Board Designee(s) at any time, with or without cause.

(c) Vacancies. In the event of a vacancy on the Board of Managers, the P10 Member shall elect a Manager to fill each vacancy; provided, that (i) if the Keystone Member has the right to designate a Keystone Board Designee and the vacancy was caused by the death, resignation or removal of a Keystone Board Designee (other than pursuant to the penultimate sentence of Section 5.1.2(a)) or the vacancy was due to the authorization by the Board of Directors of a newly created ninth Manager, then such vacancy shall be filled by the Keystone Member and (ii) if the TrueBridge Members have the right to designate a TrueBridge Board Designee and the vacancy was caused by the death, resignation or removal of a TrueBridge Board Designee (other than pursuant to the last sentence of Section 5.1.2(a)), then such vacancy shall be filled by the TrueBridge Members.

5.1.3 Meetings. Meetings of the Board of Managers may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the Senior Manager or any other Manager, notice thereof being given to each Manager by the Secretary or by the Senior Manager pursuant to Section 5.1.4. Notwithstanding the foregoing, meetings of the Board of Managers shall be held no less frequently than quarterly, unless otherwise elected by majority vote of the Board of Managers.

5.1.4. Notice. It shall be reasonable and sufficient notice to a Manager to send notice in person by overnight delivery, by facsimile or by telephone at least forty-eight (48) hours before the meeting. Notice of a meeting need not be given to any Manager if a written waiver of notice, executed by such Manager before or after the meeting, is filed with the records of the meeting, or to any Manager who attends the meeting without protesting prior thereto or at its commencement the lack of proper notice to such Manager. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

5.1.5. Quorum. Except as may be otherwise provided by law, at any meeting of the Board of Managers, Managers then in office holding not fewer than a majority of the votes shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

5.1.6. Action by Vote. Subject to Sections 5.1.11 and 5.1.12 a quorum is present at any meeting, the vote of not fewer than a majority of the quorum shall be the act of the Board of Managers.

Ex. 5.1-2

5.1.7. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting if all the Managers consent thereto in writing, and such writing or writings are filed with the records of the meetings of the Board of Managers. Such consent shall be treated for all purposes as the act of the Board of Managers.

5.1.8. Participation in Meetings by Conference Telephone. Managers may participate in a meeting of the Board of Managers by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law. Such participation shall constitute presence in person at such meeting.

5.1.9. Compensation. In the discretion of the Board of Managers, each Manager (other than a Manager who is a full-time employee of the Company) may be paid such fees for such Manager’s services as Manager and be reimbursed for such Manager’s reasonable expenses incurred in the performance of such Manager’s duties as Manager as the Board of Managers from time to time may determine. Nothing contained in this Section shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation therefor.

5.1.10. Committees. The Board of Managers may designate one or more committees, with each committee to consist of one or more of the Managers of the Company; provided, that for so long as the Keystone Member has the right to designate any Managers to the Board pursuant to Section 5.1.1(b), the Keystone Board Designee(s) will have proportionate representation (but no less than one member) on each committee, subject to applicable law and listing requirements.

5.1.11. Special Approval Matters by Keystone Board Designee. Notwithstanding anything in the Agreement to the contrary, neither the Company (including the Board of Managers) nor any of its controlled Subsidiaries (including the board of managers, board of directors or similar governing bodies thereof) shall take any of the following actions without the prior written approval (including via e-mail) of at least the Keystone Board Designee (or, if there are two Keystone Board Designees, at least one (1) Keystone Board Designee):

(a) adversely alter or change the rights, preferences or privileges of the Series B Preferred Units;

(b) create (by reclassification or otherwise) any new class or series of equity interests having rights, preferences or privileges senior to or on parity with the Series B Preferred Units;

(c) increase or decrease the authorized number of Series B Preferred Units;

(d) issue any additional Series B Preferred Units;

(e) except as provided in Sections 3.8.2 and 3,8.3, effect an exchange, reclassification or cancellation of the Series B Preferred Units;

(f) authorize or issue any shares of any capital stock or other equity securities (other than ordinary course issuances of management equity included in an approved budget);

(g) amend, alter or repeal any provision of the Company’s or any of its controlled Subsidiary’s organizational documents (including this Agreement) (or approve any amendment, alteration or repeal of any provision of a non-controlled Subsidiary) in a manner that adversely affects the Series B Preferred Units or the rights of any of the holders of the Series B Preferred Units;

Ex. 5.1-3

(h) declare or pay any dividend or distribution other than (i) from a Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (ii) from a non-controlled Subsidiary to its owners as required by such Subsidiary’s governing documents, (iii) from a controlled Subsidiary that is not wholly-owned as required by such Subsidiary’s governing documents and (iv) distributions on the Preferred Units or distributions permitted under Section 4.1;

(i) enter into or modify a material transaction with an Affiliate;

(j) except as provided in Sections 3.8.2 and 3,8.3, redeem, acquire, purchase or otherwise retire for value (except in connection with repurchases under any equity incentive programs upon termination of employment to the extent permitted by the terms of the indebtedness of Company and its Subsidiaries) any equity of the Company or its controlled Subsidiaries, or approve any redemption, acquisition, purchase or otherwise retirement for value of any equity of a non-controlled Subsidiary;

(k) adopt or amend the annual budget, including any compensation increases for the executive team;

(l) except as provided in the budgeted approved in clause (k), make capital expenditures in excess of $5,000,000 in a calendar year;

(m) increase the Company’s and its controlled Subsidiaries’ aggregate indebtedness to any amount that would cause the Company’s Leverage Ratio to exceed 5.0:1.0 on a pro forma basis for such incurrence and the use of proceeds thereof;

(n) except as provided in the budget approved in clause (k), enter into or consummate any acquisition or sale, divestiture, merger or transfer of assets in excess of $5,000,000 in any one transaction (or series of related transactions), or in the aggregate in any 12-month period, other than any acquisition, sale, divestiture or transfer that constitutes a Change of Control;

(o) enter into any contract that would prohibit or materially restrict the Company’s ability to perform any of its obligations under the FP Purchase Agreement or any agreement contemplated by the FP Purchase Agreement, including this Agreement and any agreement for the issuance of Preferred Units on the Prior Effective Date;

(p) materially alter the Company’s principal line of business;

(q) change the size of the Board;

(r) settle or compromise any claim in excess of $5,000,000 by or against the Company or any of its Subsidiaries;

(s) effect any voluntary liquidation, dissolution or winding up of the Company or any of its controlled Subsidiaries;

Ex. 5.1-4

(t) select, hire or terminate the employment of the Company’s chief executive officer or chief financial officer (or modify the employment terms of those individuals); or

(u) approve any of the foregoing with respect to a non-controlled Subsidiary.

5.1.12 Special Approval Matters by TrueBridge Board Designee. Notwithstanding anything in the Agreement to the contrary, neither the Company (including the Board of Managers) nor any of its controlled Subsidiaries (including the board of managers, board of directors or similar governing bodies thereof) shall take any of the following actions without the prior written approval (including via e-mail) of at least the TrueBridge Board Designee (or, if there are two TrueBridge Board Designees, at least one (1) TrueBridge Board Designee):

(a) adversely alter or change the rights, preferences or privileges of the Series D Preferred Units;

(b) create (by reclassification or otherwise) any new class or series of equity interests having rights, preferences or privileges senior to or on parity with the Series D Preferred Units;

(c) increase or decrease the authorized number of Series D Preferred Units;

(d) issue any additional Series D Preferred Units;

(e) except as provided in Sections 3.8.2 and 3,8.3, effect an exchange, reclassification or cancellation of the Series D Preferred Units;

(f) [intentionally omitted]

(g) amend, alter or repeal any provision of the Company’s or any of its controlled Subsidiary’s organizational documents (including this Agreement) (or approve any amendment, alteration or repeal of any provision of a non-controlled Subsidiary) in a manner that adversely affects the Series D Preferred Units or the rights of any of the holders of the Series D Preferred Units;

(h) [intentionally omitted]

(i) enter into or modify a material transaction with an Affiliate of the Company or P10 Parent other than compensation arrangements with officers and other employees of P10 Parent or its subsidiaries in the ordinary course of business;

(j) [intentionally omitted]

(k) [intentionally omitted]

(l) [intentionally omitted]

(m) [intentionally omitted]

(n) [intentionally omitted]

Ex. 5.1-5

(o) enter into any contract that would prohibit or materially restrict the Company’s ability to perform any of its obligations under the TrueBridge Purchase Agreement or any agreement contemplated by the TrueBridge Purchase Agreement, including this Agreement and any agreement for the issuance of Preferred Units on the TrueBridge Closing Date;

(p) materially alter the Company’s principal line of business;

(q) [intentionally omitted];

(r) [intentionally omitted]

(s) [intentionally omitted]

(t) select, hire or terminate the employment of the Company’s chief executive officer (or modify the employment terms of that individual in any material respect); or

(u) approve any of the foregoing with respect to a non-controlled Subsidiary.

In addition, if the Keystone Member no longer has the right to designate a Keystone Board Designee or the Keystone Board Member otherwise does not have any of the approval rights under Section 5.1.11, each of (i) the TrueBridge Board Designee shall also have all of the approval rights set forth in Section 5.1.11, as if they were added to this Section 5.1.12 and (ii) one member of the Board of Managers designated by the holders of Series C-1 Preferred Units (the “RCP Designee”) shall also have all of the approval rights set forth in Section 5.1.11.

Ex. 5.1-6

Exhibit 5.3

OFFICERS

5.3.1. Officers. Officers and agents of the Company, if any, shall be appointed by the Board of Managers from time to time in its discretion. An officer may be but none (other than the Chief Executive Officer who shall be the Senior Manager) need be a Manager. Any two or more offices may be held by the same person. Any officer may be required by the Board of Managers to secure the faithful performance of the officer’s duties to the Company by giving bond in such amount and with sureties or otherwise as the Board of Managers may determine.

5.3.2. Powers. Subject to the limitations set forth in Section 5.3 of the Agreement, each officer shall have, in addition to the duties and powers herein set forth, the duties and powers set forth in Section 5.3 of the Agreement or delegated to such officer as provided in said Section 5.3.

5.3.3. Election. Officers may be elected by the Board of Managers at any time. At any time or from time to time the Board of Managers may delegate to any officer their power to elect or appoint any other officer or any agents.

5.3.4. Tenure. Subject to Section 5.2 of the Agreement, each officer shall hold office until the first meeting of the Board of Managers following the beginning of the next Fiscal Year and until such officer’s respective successor is chosen and qualified unless a shorter period shall have been specified by the terms of such officer’s election or appointment, or in each case until such officer sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain their authority at the pleasure of the Board of Managers, or the officer by whom such agent was appointed or by the officer who then holds agent appointive power.

5.3.5. Resignation; Removal; Vacancies. Any officer or agent may resign by delivering a written letter of resignation to the Senior Manager, the Secretary or to the Board of Managers which resignation shall not require acceptance and, unless otherwise specified in the letter of resignation, shall be effective upon receipt. The Board of Managers or the officer appointing the officer or agent may remove any officer or agent at any time without giving any reason for such removal and no officer or agent or shall be entitled to any damages by virtue of such officer’s removal from office or such position as agent. If any office becomes vacant, the position may be filled by the Board of Managers or in such other manner as the officer in question was appointed.

5.3.6. President and Vice Presidents. The Senior Manager, or if he is unavailable, his designee, shall preside, or designate the person who shall preside, at all meetings of the Member.

The Senior Manager shall be the Chief Executive Officer and President and shall have direct charge of all business operations of the Company and, subject to the control of the Board of Managers, shall have general charge and supervision of the business of the Company.

Any vice presidents shall have duties as shall be designated from time to time by the Board of Managers or by the Senior Manager.

Ex. 5.3-1

5.3.7. Treasurer and Assistant Treasurers. Unless the Board of Managers otherwise specifies, the Treasurer shall be the chief financial officer of the Company and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be designated from time to time by the Board of Managers or the Senior Manager. If no Controller is elected, the Treasurer shall, unless the Board of Managers or otherwise specifies, also have the duties and powers of the Controller.

Any Assistant Treasurers shall have such duties and powers as shall be designated from time to time by the Board of Managers or the Senior Manager.

5.3.8. Controller and Assistant Controllers. If a Controller is elected, the Controller shall, unless the Board of Managers otherwise specifies, be the chief accounting officer of the Company and be in charge of its books of account and accounting records, and of its accounting procedures. The Controller shall have such other duties and powers as may be designated from time to time by the Board of Managers or the Senior Manager.

Any Assistant Controller shall have such duties and powers as shall be designed from time to time by the Board of Managers or the Senior Manager.

5.3.9. Secretary and Assistant Secretaries. The Secretary shall record all proceedings of the members and the Board of Managers in a book or series of books to be kept therefor and shall file therein all actions by written consent of the Board of Managers. In the absence of the Secretary from any meeting, an Assistant Secretary, or if there be one or no Assistant Secretary is present, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall keep or cause to be kept records, which shall contain the names and record addresses of all members. The Secretary shall have such other duties and powers as may from time to time be designated by the Board of Managers or the Senior Manager.

Any Assistant Secretaries shall have such duties and powers as shall be designated from time to time by the Board of Managers or the Senior Manager.

5.3.10 Execution of Papers. Except as the Board of Managers may generally or in particular cases authorize the execution thereof in some other manner, and subject to the limitations set forth in Section 5.3 of the Agreement, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts or other obligations made, accepted or endorsed by the Company shall be signed by the Senior Manager, a Vice President or the Treasurer.

5.3.11. Initial Officers. The initial officers of the Company as of the Prior Effective Date, who shall serve pursuant to Sections 5.3.4 and 5.3.5 of this Exhibit 5.3 shall be as follows:

Office	Name
Senior Manager, President and Chief Executive Officer	William F. Souder, Jr.

Vice President	Jeff P. Gehl

Treasurer and Controller	Andrew Nelson

Secretary	Nell Blatherwick

Ex. 5.3-2

Schedule A

SCHEDULE OF MEMBERS OF

P10 INTERMEDIATE HOLDINGS, LLC

As of [•], 2020

Name and Address of Member	Common Units	Series A Preferred Units	Series B Preferred Units	Series C Preferred Units	Series D Preferred Units	Date of Issuance	Capital Contributions

[Form of Fund I Investor Consent]

TrueBridge Capital Partners LLC

1011 South Hamilton Road, Suite 400

Chapel Hill, North Carolina 27517

August [__], 2020

Re:	Limited Partner Consent

Dear _________:

We are writing in connection with the proposed sale of all of the issued and outstanding membership interests of TrueBridge Capital Partners, LLC (“TrueBridge”) to an entity that will be controlled by P10 Holdings, Inc. (the “Transaction”). P10 Holdings, Inc., is a public Delaware corporation (OCTPK: PIOE) (“P10”), with its principal place of business in Dallas, Texas. As of June 30, 2020, P10 and its affiliates had over nine billion dollars in assets under management, including assets managed by RCP Advisors and Five Points Capital. We expect that the Transaction will be completed in the fourth quarter of 2020.

Following completion of the Transaction, TrueBridge’s current investment team, headed by Mel Williams and Edwin Poston, will continue to make all investment decisions on behalf of TrueBridge’s clients, and oversee the management of all existing funds and special purpose investment vehicles.

Under the U.S. Investment Advisers Act of 1940, this Transaction constitutes a deemed “assignment” of the investment management agreement entered into between CVE-Kauffman Fellows Endowment Fund I, L.P. (“Fund I”) and TrueBridge. Accordingly, we are seeking your consent to the Transaction as a Limited Partner of Fund I. Note that none of the terms or conditions of the Limited Partnership Agreement of Fund I (dated as of October 23, 2007, as amended to date (the “LP Agreement”)) will change on account of the Transaction, though the Management Fee (as defined in the LP Agreement) will now be paid to an affiliate of P10. Please complete the consent form below and return it to us by [September __], 2020.

We greatly appreciate your continued confidence and trust in TrueBridge and we are fully committed to building and strengthening our relationship in the years ahead. Of course we are always available to talk with you or answer any questions. If you have any questions, please contact Mel Williams at [___________] or [____@____.com] or Edwin Poston at [___________] or [____@____.com].

Sincerely,

Mel Williams             Edwin Poston

TrueBridge Capital Partners LLC

CONSENT FORM

The undersigned, in his or her capacity as a Limited Partner of Fund I, hereby consents to the deemed assignment of the investment advisory agreement for such Fund I to an affiliate of P10 Holdings, Inc. as described above, and the corresponding amendment to the LP Agreement to reflect such change.

Limited Partner Name:

Limited Partner Signature:

Date: _______________, 2020

2

[Form of Fund LPAC Consent]

TrueBridge Capital Partners LLC

1011 South Hamilton Road, Suite 400

Chapel Hill, North Carolina 27517

August [__], 2020

Re:	Advisory Board Consent

Dear _________:

[As a follow-up to our recent conversation,] we are writing in connection with the proposed transfer of all of the issued and outstanding membership interests of TrueBridge Capital Partners, LLC (“TrueBridge”) to an entity that will be controlled by P10 Holdings, Inc. (the “Transaction”). P10 Holdings, Inc., is a public Delaware corporation (OCTPK: PIOE) (“P10”), with its principal place of business in Dallas, Texas. As of June 30, 2020, P10 and its affiliates had over nine billion dollars in assets under management, including assets managed by RCP Advisors and Five Points Capital. We expect that the Transaction will be completed in the fourth quarter of 2020.

Following completion of the Transaction, TrueBridge’s current investment team, headed by Mel Williams and Edwin Poston, will continue to make all investment decisions on behalf of TrueBridge’s clients, and oversee the management of all existing funds. The terms and conditions of all existing fund agreements will not change.

Under the U.S. Investment Advisers Act of 1940, this Transaction constitutes a deemed “assignment” of the investment management agreement entered into between the respective fund in which you (or your affiliated investment firm or entity) have invested and TrueBridge. Under the operative limited partnership agreement of such fund, the approval of the Fund’s Advisory Board will satisfy such consent requirement. Accordingly, we are seeking your consent to the Transaction as a member of the Advisory Board of the funds noted below. Please complete the consent form below and return it to us by [September __], 2020.

We greatly appreciate your continued confidence and trust in TrueBridge and we are fully committed to building and strengthening our relationship in the years ahead. Of course we are always available to talk with you or answer any questions. If you have any questions, please contact Mel Williams at [___________] or [____@____.com] or Edwin Poston at [___________] or [____@____.com].

Sincerely,

Mel Williams             Edwin Poston

TrueBridge Capital Partners LLC

CONSENT FORM

The undersigned, in his or her capacity as a member of the Advisory Board of each of the funds listed below, hereby consents to the deemed assignment of the investment advisory agreement for such funds to an affiliate of P10 Holdings, Inc. as described above.

Fund(s):

Advisory Board Member Name:

Advisory Board Member Signature:

Date: _______________, 2020

2

[Form of SPV Investor Positive Consent]

TrueBridge Capital Partners LLC

1011 South Hamilton Road, Suite 400

Chapel Hill, North Carolina 27517

August [__], 2020

Re:	Client Consent

Dear _________:

We are writing in connection with the proposed sale of all of the issued and outstanding membership interests of TrueBridge Capital Partners, LLC (“TrueBridge”) to an entity that will be controlled by P10 Holdings, Inc. (the “Transaction”). P10 Holdings, Inc., is a public Delaware corporation (OCTPK: PIOE) (“P10”), with its principal place of business in Dallas, Texas. As of June 30, 2020, P10 and its affiliates had over nine billion dollars in assets under management, including assets managed by RCP Advisors and Five Points Capital. We expect that the Transaction will be completed in the fourth quarter of 2020.

Following completion of the Transaction, TrueBridge’s current investment team, headed by Mel Williams and Edwin Poston, will continue to make all investment decisions on behalf of TrueBridge’s clients, and oversee the management of all existing funds and special purpose investment vehicles.

Under the U.S. Investment Advisers Act of 1940, this Transaction constitutes a deemed “assignment” of the investment management agreement entered into between the special purpose vehicle in which you have invested and TrueBridge. Accordingly, we are seeking your consent to the Transaction as a member of the investment vehicle(s) listed below. Note that none of the terms or conditions of any such investment vehicle will change on account of the Transaction. Please complete the consent form below and return it to us by [September __], 2020.

We greatly appreciate your continued confidence and trust in TrueBridge and we are fully committed to building and strengthening our relationship in the years ahead. Of course we are always available to talk with you or answer any questions. If you have any questions, please contact Mel Williams at [___________] or [____@____.com] or Edwin Poston at [___________] or [____@____.com].

Sincerely,

Mel Williams             Edwin Poston

TrueBridge Capital Partners LLC

CONSENT FORM

The undersigned, in his or her capacity as a member of each of the investment entities listed below, hereby consents to the deemed assignment of the investment advisory agreement for such funds to an affiliate of P10 Holdings, Inc. as described above.

Investment Entities

Member Name:

Member Signature:

Date: _______________, 2020

2

[Form of SPV Investor Negative Consent]

TrueBridge Capital Partners LLC

1011 South Hamilton Road, Suite 400

Chapel Hill, North Carolina 27517

August [__], 2020

Re:	Client Consent

Dear _________:

We are writing in connection with the proposed sale of all of the issued and outstanding membership interests of TrueBridge Capital Partners, LLC (“TrueBridge”) to an entity that will be controlled by P10 Holdings, Inc. (the “Transaction”). P10 Holdings, Inc., is a public Delaware corporation (OCTPK: PIOE) (“P10”), with its principal place of business in Dallas, Texas. As of June 30, 2020, P10 and its affiliates had over nine billion dollars in assets under management, including assets managed by RCP Advisors and Five Points Capital. We expect that the Transaction will be completed in the fourth quarter of 2020.

Following completion of the Transaction, TrueBridge’s current investment team, headed by Mel Williams and Edwin Poston, will continue to make all investment decisions on behalf of TrueBridge’s clients, and oversee the management of all existing funds and special purpose investment vehicles.

Under the U.S. Investment Advisers Act of 1940, this Transaction constitutes a deemed “assignment” of the investment management agreement entered into between the special purpose vehicle in which you have invested and TrueBridge. Accordingly, we are seeking your consent to the Transaction as a member of the investment vehicle(s) listed below. Note that none of the terms or conditions of any such investment vehicle will change on account of the Transaction. Please complete the consent form below and return it to us by [September __], 2020.

The silence or failure to return this letter within FORTY-FIVE (45) DAYS OF THE DATE HEREOF (i.e., on or before ________, 2020) shall be deemed a consent in favor of the proposed assignment. In the absence of an affirmative response, an additional notice confirming such negative consent shall be sent to you THIRTY (30) DAYS following this notice.

We greatly appreciate your continued confidence and trust in TrueBridge and we are fully committed to building and strengthening our relationship in the years ahead. Of course we are always available to talk with you or answer any questions. If you have any questions, please contact Mel Williams at [___________] or [____@____.com] or Edwin Poston at [___________] or [____@____.com].

Sincerely,

Mel Williams             Edwin Poston

TrueBridge Capital Partners LLC

CONSENT FORM

The undersigned, in his or her capacity as a member of each of the investment entities listed below, hereby consents to the deemed assignment of the investment advisory agreement for such funds to an affiliate of P10 Holdings, Inc. as described above.

Investment Entities

Member Name:

Member Signature:

Date: _______________, 2020

2

Exhibit D

Form of Company LLC Agreement

[***] Certain information has been excluded pursuant to Regulation S-K, Item 601(b)(10)(iv) from this Document because it is both not material and is the type that the registrant treats as private or confidential.

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

TRUEBRIDGE CAPITAL PARTNERS LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of TrueBridge Capital Partners LLC, a Delaware limited liability company (the “Company”), is entered into by P10 Intermediate Holdings, LLC, a Delaware limited liability company, as the sole member (the “Member”), effective as of [•], 2020 (the “Effective Date”).

WHEREAS, the Company was initially formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the “Act”), on February 12, 2007 under the name “Williams Poston Co. LLC”;

WHEREAS, [***] and [***] entered into that certain Limited Liability Company Agreement of the Company dated April 1, 2007 (as may be amended, restated, supplemented or otherwise modified prior to the Effective Date, the “Original Agreement”);

WHEREAS, on November 6, 2015, [***] assigned all of his membership interests in the Company to [***] (“EAP”), and [***] assigned all of his membership interests in the Company to [***] (“MAW”);

WHEREAS, as of December 31, 2016, EAP assigned all of its membership interests in the Company to [***] (“TFC”);

WHEREAS, on the Effective Date, TFC and MAW transferred all of the membership interests in the Company to the Member; and

WHEREAS, the Member desires to enter into this Agreement to amend and restate the terms of the Original Agreement as set forth in this Agreement.

The Member, by execution of this Agreement, hereby agrees as follows:

1. Name. The name of the Company is TrueBridge Capital Partners LLC.

2. Filing of Certificates. The Member or any Manager (as defined below) is authorized to execute, deliver and file any certificates, notices or documents (and any amendments and/or restatements thereof) necessary or desirable for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. Purposes. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

4. Powers. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and may exercise all the powers now or hereafter conferred by Delaware law on limited liability companies formed under the Act and all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 3.

5. Principal Business Office. The principal business office of the Company shall be located at 1011 South Hamilton Road, Suite 400, Chapel Hill, North Carolina 27517, or at such other location as may hereafter be determined by the Board (as defined below).

6. Registered Office. The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

7. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

8. Member. The name and the mailing address of the Member are as follows:

Name	Address
P10 Intermediate Holdings LLC	8214 Westchester Drive, Suite 950 Dallas, Texas 75225

9. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member nor any Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

10. Capital Contributions. The Member is not required to make any capital contribution to the Company. However, the Member may voluntarily make additional capital contributions to the Company at any time with the written consent of the Board.

11. Allocation of Profits and Losses. For so long as the Member is the sole member of the Company, the Company’s profits and losses shall be allocated solely to the Member.

12. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

13. Management.

(a) Board; Powers. The business and affairs of the Company shall be managed exclusively by or under the direction of a Board of one or more Managers (the “Board”). The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company described herein, including all powers, statutory or

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otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware, and the Member shall not have any power whatsoever with respect to the management of the business and affairs of the Company, except to the extent expressly contained herein. Each Manager is hereby designated a “manager” of the Company within the meaning of the Act. Except as otherwise required by law, approval of any action by the Board in accordance with this Agreement shall constitute approval of such action by the Company. Except as otherwise provided in this Agreement, no Manager shall have the authority to bind the Company.

(b) Number, Appointment; Tenure.

(i) The Board shall consist of three (3) individuals (each, a “Manager”), or such other number as may be fixed from time to time by the Board with the consent of the Member. Each Manager shall hold office until a successor is duly elected and qualified or until such Manager’s earlier death, disqualification, resignation or removal. Each person serving as a Manager shall be required to execute an acknowledgment of this Agreement, which acknowledgment may be a counterpart signature page to this Agreement. The Member hereby appoints [***], [***] and [***] as the Managers as of the Effective Date. [***] and [***] are the “Initial TB Managers”.

(ii) For so long as the Member is the sole member of the Company, one of the Managers shall be designated by Member as the “Designated Manager.” The Member may designate a replacement Designated Manager at any time and for any reason, provided that neither [***] nor [***] may serve as the Designated Manager. The initial Designated Manager as of the date hereof is [***].

(c) Meetings of the Board. The Board may hold meetings, both regular and special, within or outside the State of Delaware. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the President on not less than one day’s notice to each Manager by telephone, facsimile, mail, telegram or any other means of communication (including electronic mail), and special meetings shall be called by the President or Secretary in like manner and with like notice upon the written request of any one or more of the Managers.

(d) Quorum; Acts of the Board.

(i) At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if the members of the applicable Board or committee whose votes, at a meeting of the applicable Board or committee at which all members of such Board or committee are present, are sufficient to take such action consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee, as the case may be.

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(ii) Notwithstanding any other provisions of the certificate of formation of the Company or this Agreement, the Company shall not, and the Board, the Managers, and the Officers shall not permit the Company to, consent to, take or commit to take, or permit any direct or indirect subsidiary or controlled affiliate to take, any of the following actions unless such action has been approved by (x) the act of the majority of the Managers (which may include the Designated Manager) present at a meeting at which a quorum is present and (y) the Designated Manager:

(A) approving the Approved Budget (as defined below) and any amendments, supplements or modifications thereto;

(B) taking any action not in accordance with or included in the Approved Budget, including but not limited to the following decisions: (1) making any investments or acquiring any securities not in the Approved Budget (it being understood that the foregoing does not apply to transactions by any pooled investment vehicle, private investment company or separate account for which the Company, directly or indirectly, provides investment management services or serves as the sponsor, general partner, managing member, or in any similar capacity (including any master or feeder fund, parallel fund or other alternative investment vehicle or third party co-investment vehicle (collectively, “Private Investment Funds”)); (2) hiring employees whose compensation is not set forth in the Approved Budget; and (3) incurring or guaranteeing indebtedness not in the Approved Budget;

(C) renewing an employment agreement following the end of an employment term, but only with respect to [***] and [***];

(D) entering into a severance agreement with any employee of the Company;

(E) determination of “Cause”, “Disability” or “Good Reason” under, and as defined in, any employment agreement with [***] or [***];

(F) increasing or decreasing the size of the Board;

(G) filling a vacancy on the Board in which the vacant position was previously occupied by a person other than the Designated Manager;

(H) issuing equity interests or other securities in the Company;

(I) a change in the business form or structure of the Company;

(J) merging, liquidating or dissolving the Company or any of the Company’s direct or indirect subsidiaries or controlled affiliates, or selling, leasing or otherwise transferring all or any substantial portion of the assets of the Company or its direct or indirect subsidiaries or controlled affiliates, other than a merger of the Company in connection with a sale or other disposition of the membership interest in the Company owned by the Member, provided, for the avoidance of doubt, that this clause (J) shall not restrict the Company’s management of its Private Investment Funds’ activities (such as making investments or “harvesting”);

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(K) adopting or modifying any incentive compensation plan, option plan, membership interest appreciation plan, profit participation or similar plan with respect to the Company, provided, that this clause (K) shall not apply to decisions regarding

(1) the allocation among employees of the Company of the aggregate stock options of P10 Holdings, Inc. granted for employees of the Company by P10 Holdings, Inc., (2) the allocation of carried interest associated with the Private Investment Funds, including to [***] and [***] and their respective affiliates and estate planning vehicles (provided, however, that, to the extent a majority of the Managers decides to allocate such carried interest to anyone that is not an employee of the Company, the Designated Manager must approve the recipient of such carried interest) or (3) the payment of bonuses included in the Approved Budget;

(L) (1) terminating or amending in any material respect any managed Private Investment Fund organizational documents, partnership agreement or investment advisory agreement or other material agreement (together, the “Governing Documents”), or entering into the organizational documents, partnership agreement or investment advisory agreement of any new Private Investment Funds or other material agreement, which restriction will not include any termination, amendment or new agreement in the ordinary course of business consistent with past practice (and it is further understood that approval of the Designated Manager shall not be required for any new Private Investment Fund (and its organizational documents, partnership agreement, investment advisory agreement and/or other material agreements) that is a successor to a prior Private Investment Fund unless there is a material change to the economic structure of the successor fund); or (2) establishing the members of the investment committee of any Private Investment Funds established following the Effective Date as anything other than the two Initial TB Managers (or if any such Initial TB Manager is no longer employed with the Company, such person determined and appointed by the remaining Initial TB Manager) and one member appointed by the Designated Manager;

(M) encumbering the assets of the Company or its direct or indirect subsidiaries or controlled affiliates or managed Private Investment Funds (except, in the case of Private Investment Funds, in connection with customary capital call lines of credit);

(N) changing the existing business purpose or fundamental

strategy of the Company or any of its managed Private Investment Funds;

(O) intentionally and knowingly taking any action that would render the Company or any of its direct or indirect subsidiaries or controlled affiliates bankrupt;

(P) amending or supplementing the formation documents of the Company (including this Agreement) or any direct or indirect subsidiary or controlled affiliate (except as provided in subsection (L) above);

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(Q) entering into any conflict of interest transaction in which the Company or any direct or indirect subsidiary or controlled affiliate is a party and in which any of [***] or [***] has a material financial interest, except to the extent agreed elsewhere (e.g., subsection (K) above);

(R) to the extent the Company otherwise has the right or power to do so (whether directly or indirectly through one or more subsidiaries or controlled affiliates), remove or replace or otherwise designate a successor to, or consent to or approve any such removal or replacement or successor designation to, any general partner, managing member or any person with similar governance rights of any Private Investment Funds; and

(S) except as is necessary to comply with applicable law, Knowingly taking any action or Knowingly failing to act that would result in a Management Fee Reduction as follows: (i) terminating any investment advisory agreement of the Company, (ii) incurring organizational expenses for a Private Investment Fund materially in excess of any imposed limitation or cap, (iii) modifying the management fee payable by any investor of a Private Investment Fund or any investment advisory client, (iv) permitting any “portfolio fees” (e.g., breakup fees, success fees, monitoring fees, director’s fees or any other remuneration from a portfolio company) to be paid to any person other than the Company; (v) with respect to any Private Investment Fund, permitting any “deemed capital contributions” in lieu of cash capital contributions (except, for the avoidance of doubt, to the extent of deemed capital contributions that were pre-paid by MAW or TFC prior to the Effective Date and reserved and reflected in Net Working Capital under the Purchase and Sale Agreement dated as of August 24, 2020 (“Purchase and Sale Agreement”)), (vi) directing the payment of management fees to a person other than the Company, (vii) any of the Initial TB Managers retiring from the Company during the investment period for any Private Investment Fund in existence as of the date of the Purchase and Sale Agreement, (viii) non-renewal, failure to extend or early liquidation, winding up, termination or dissolution of any Private Investment Fund or (ix) with respect to any Private Investment Fund, removal of the general partner, managing member or any person with similar governance rights from such role or cessation of control by the Company over such entity.

As used above, (i) a “Management Fee Reduction” means any transfer, assignment, suspension, waiver, reduction, offset or termination of the investment management/advisory fees payable to the Company by any Private Investment Fund (or any investor therein) under the investment advisory or similar agreement with such Private Investment Fund, and (ii) “Knowingly” means, with respect to the subject Person, (i) as it relates to taking any action, such Person takes the action with actual knowledge following due inquiry that such action would reasonably result in the specified conduct and (ii) as it relates to failing to act, such Person intentionally fails to act with actual knowledge that such failure would reasonably result in the specified conduct.

(iii) Notwithstanding any other provisions of the certificate of formation of the Company or this Agreement, the Company shall not consent to, take or permit any direct or indirect subsidiary or controlled affiliate to take, any of the following actions unless such action has been approved by the Designated Manager, which approval shall be sufficient to approve such transaction:

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(A) in connection with a sale or other disposition of the membership interest in the Company owned by the Member, a merger of the Company with or into another entity; and

(B) the Company agreeing to become a guarantor of any debt of its direct and indirect shareholders and their subsidiaries.

(iv) No later than sixty days prior to the end of each fiscal year ending in 2020 or after, the Officers shall prepare and submit to the Board projected expenditure schedules and a projected operating budget for the Company and its direct and indirect subsidiaries and controlled affiliates for the upcoming fiscal year. If the annual operating budget is not approved by the Board (including by the Designated Manager pursuant to Section 13(d)(ii), if applicable) by the date that is thirty days prior to the end of such fiscal year, the most recent Approved Budget shall remain in effect, increased in the aggregate by the greater of 5% or the most recently published annual consumer price index. Any annual budget approved by the Board or that otherwise remains in effect pursuant to the preceding sentence is referred to herein as an “Approved Budget”. The Board shall operate, and shall cause the Officers to operate, the Company in accordance with the Approved Budget, subject to any amendments approved by the board (including by the Designated Manager pursuant to Section 13(d)(ii), if applicable). The Approved Budget for 2020 shall be the 2020 budget approved on [•], 2020.

(e) Electronic Communications. Members of the Board, or any committee designated by the Board, may participate in meetings of the Board, or any committee, by means of telephone conference or other communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or other communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

(f) Committees of the Board.

(i) The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Managers of the Company. The Board may designate one or more Managers as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(ii) In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(iii) Any such committee, to the extent provided in the resolution of the Board, and subject in all cases to the provisions of this Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

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(g) Compensation of Managers; Expenses. The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

(h) Removal of a Manager. The Member, by a vote of not less than 80% of its board of directors, may remove and replace a Manager upon the occurrence of one of the following events: (i) such Manager’s gross negligence or intentional misconduct with respect to the performance of his or her duties as Manager under this Agreement, which continues after notice from the Company and a reasonable cure period; (ii) such Manager’s Breach of any material term of this Agreement which shall continue after notice from the Company and a reasonable cure period; (iii) a final, non-appealable order is made by any competent court on the grounds that such Manager is or may be suffering from mental disorder or other disability that renders him or her incapable of managing his or her affairs; or (iv) such Manager is convicted of a crime involving fraud, dishonesty, false statements or moral turpitude.

(i) Deemed Resignation. A Person who at any time while a Manager renders employment or consulting services to the Company as his or her primary occupation shall be deemed to have resigned as a Manager if he or she terminates such employment or consulting engagement without the prior approval of all of the remaining members of the Board of Managers.

(j) Vacancies. In the event of a vacancy on the Board in which the vacant position was previously occupied by the Designated Manager, the Member, by a vote of not less than 80% of its board of directors, shall elect a Manager to replace such vacancy. In the event of a vacancy on the Board in which the vacant position was previously occupied by a person other than the Designated Manager, (i) the Member, by a vote of not less than 80% of its board of directors, and (ii) at least one of the Initial TB Managers (who is then-serving as a Manager) shall, together, elect a Manager to replace such vacancy.

(k) Except as expressly provided in this Section 13, the Member is not otherwise entitled to appoint, remove or replace any member of the Board. Any appointment or election of a member of the Board by the Member pursuant to this Section 13 shall be made or evidenced, and any removal or replacement of a member of the Board by the Member pursuant to this Section 13 shall be carried out, by a written letter of designation signed by or on behalf of the Member and forwarded to the Company. Any such appointment, election, removal or replacement shall be effective upon the date of such letter of designation.

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14. Officers.

(a) Number. The officers of the Company (each, an “Officer”) shall be chosen by the Board and shall consist of at least a President, a Secretary and a Treasurer. The Board may also choose one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable. The Board may delegate to any Officer the power to appoint, remove and prescribe the duties of any other Officer provided for in this Section.

(b) Election, Term of Office and Qualifications. The Officers shall be appointed for such term as shall be determined from time to time by the Board. Each Officer shall hold office until a successor shall have been duly chosen and qualified or until such Officer’s earlier death, disqualification, resignation or removal.

(c) Removal. Any Officer may be removed, with or without cause, at any time by the Board.

(d) Resignations. Any Officer may resign at any time by giving written notice of his or her resignation to the Board or the Secretary of the Company. Any such resignation shall take effect at the time specified therein, or, if the time is not specified, upon receipt thereof by the Board or the Secretary, as the case may be. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(e) Vacancies. A vacancy in any office for any reason shall be filled by the Board for the unexpired portion of the term thereof and until a successor shall have been duly chosen and qualified, or until such Officer’s earlier death, disqualification, resignation or removal.

(f) President. The President of the Company shall be the chief executive officer of the Company and shall have, subject to the control of the Board, general and active supervision and management over the day-to-day business of the Company in its ordinary course and over its several officers, assistants, agents and employees. The President shall report to and consult with the Board from time to time.

(g) Vice Presidents. In the absence of the President or in the event of the President’s inability to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in order designated by the Board, or in the absence of any designation, then in the order of their appointment), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents, if any, shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(h) Secretary and Assistant Secretary. The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Board, and record all the proceedings of the meetings of the Company in a book to be kept for that purpose and perform like duties for the standing committees, if any, when required. The Secretary shall give, or cause to be given, notice of special meetings of the Board, if any, and shall perform such other duties as may be prescribed by the Board or the President, under whose supervision the Secretary shall serve. The Assistant Secretary, or if there be more

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than one, the Assistant Secretaries in the order determined by the Board (or if there be no such determination, then in the order of their appointment) shall, in the absence of the Secretary or in the event of the Secretary’s inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(i) Treasurer and Assistant Treasurer. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and to the Board, when so required, an account of all of the Treasurer’s transactions and of the financial condition of the Company. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their appointment) shall, in the absence of the Treasurer or in the event of the Treasurer’s inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(j) Compensation. The compensation of the Officers shall be fixed from time to time by the Board. Nothing contained herein shall preclude any Officer from serving the Company, any related person or the Member or its affiliates in any other capacity and receiving proper compensation therefor.

(k) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company’s business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

15. Indemnification. The Company shall indemnify, defend, and hold harmless the Board, each of the Managers and each Officer appointed by the Board pursuant to Section 14 to the maximum extent allowed by law, and may indemnify, defend and hold harmless the employees and agents of the Company (all indemnified persons being referred to as “Indemnified Persons”) from any liability, loss, or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company and from liabilities or obligations of the Company imposed on such Person by virtue of such Person’s position with the Company, including reasonable attorneys’ fees and costs and any amounts expended in the settlement of any such claims of liability, loss, or damage or in the enforcement of rights to indemnification granted hereby or by applicable law.

16. Litigation Expense Advances. Except with respect to any dispute between the Indemnified Person and the Company (or any of its subsidiaries or affiliates), any reasonable out-of-pocket litigation expenses shall be advanced to any Indemnified Person within thirty (30) days of receipt by the Board of a demand therefor, together with an undertaking by or on behalf of the Indemnified Person to repay to the Company such amount if it is ultimately determined that the Indemnified Person is not entitled to be indemnified by the Company against such expenses.

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17. Exculpation. No Indemnified Person shall be liable, in damages or otherwise, to the Company or to the Member for any loss that arises out of any act performed or omitted to be performed by the Member pursuant to the authority granted by this Agreement if (a) either (i) the Indemnified Person, at the time of such action or inaction, believed, in good faith, that such Indemnified Person’s course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person’s inaction to be harmful or opposed to the best interests of the Company, and (b) the conduct of the Indemnified Person did not constitute fraud, gross negligence, willful misconduct by such Indemnified Person or breach by any Indemnified Person of this Agreement.

18. Persons Entitled to Indemnity. Any Person who is or was within the definition of Indemnified Person at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of Sections 15, 16, 17, 18, 19 and 20 as an Indemnified Person with respect thereto, regardless whether such Person continues to be within the definition of Indemnified Person at the time of such Indemnified Person’s claim for indemnification or exculpation hereunder.

19. Procedure Agreements. The Company may enter into an agreement with any of its Officers, employees or agents, or the Board, setting forth procedures consistent with applicable law for implementing the indemnities provided in Sections 15, 16, 17, 18, 19 and 20.

20. Fiduciary and Other Duties.

(a) An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for such Indemnified Person’s good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

(b) Whenever in this Agreement an Indemnified Person is permitted or required to make a decision (i) in such Indemnified Person’s “discretion” or under a grant of similar authority or latitude, the Indemnified Person shall be entitled to consider only such interests and factors as he or she desires, including such Indemnified Person’s own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (ii) in such Indemnified Person’s “good faith” or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other applicable law.

(c) Unless otherwise expressly provided herein, (i) whenever a conflict of interest exists or arises between Indemnified Persons, or (ii) whenever this Agreement or any other agreement contemplated herein or therein provides that the Board shall act in a manner that is, or provides terms that are, fair and reasonable to the Company or the Member, the Board shall resolve

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such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Board, the resolution, action or term so made, taken or provided by the Board shall not constitute a breach of this Agreement or any other agreement contemplated herein or of any duty or obligation of the Board at law, in equity or otherwise.

21. Transfers; Assignments. The Member may at any time transfer or assign in whole or in part its limited liability company interest in the Company. If the Member transfers or assigns any of its interest in the Company pursuant to this Section, the transferee or assignee shall be admitted to the Company, subject to Section 23, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. If the Member transfers or assigns all of its interest in the Company pursuant to this Section, such admission shall be deemed effective immediately prior to the transfer or assignment, and, immediately following such admission, the transferor or assignor Member shall cease to be a member of the Company.

22. Resignation. The Member may at any time resign from the Company. If the Member resigns pursuant to this Section, an additional member shall be admitted to the Company, subject to Section 21, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

23. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Member and upon such terms (including with respect to participation in the management, profits, losses and distributions of the Company) as may be determined by the Member and the additional persons or entities to be admitted.

24. Dissolution.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of: (i) the written consent of the Member, (ii) any time there are no members of the Company, unless the Company is continued in accordance with the Act, or (iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

(b) In the event of dissolution, the Company shall conduct only such activities as are necessary or advisable to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets or proceeds from the sale of the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

25. Benefits of Agreement; No Third-Party Rights. The provisions of this Agreement are intended solely to benefit the Member and the Indemnified Persons and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (other than any Indemnified Persons) (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall have no duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

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26. Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

27. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

28. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

29. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged and agreed that the parties hereto shall be entitled to seek injunctive relief, without proof of actual damages, including an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party hereto further agrees that no other party hereto or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 29 and each party hereto (a) irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (b) agrees to cooperate fully in any attempt by the other party or parties in obtaining such equitable relief.

30. Amendments. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, executed and delivered by the Member and each Initial TB Manager who is then-serving as a Manager.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement.

P10 INTERMEDIATE HOLDINGS LLC

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

[***]

[***]

[***]

[Signature Page to Amended and Restated Limited Liability Company Agreement of TrueBridge Capital Partners LLC]

Exhibit E

Form of Press Release

Press Release

P10 Holdings, Inc. Announces Transformative Transaction

Dallas, Texas – August 24, 2020 – An affiliate of P10 Holdings, Inc. (OTC: PIOE, “P10”) has signed a definitive agreement to purchase TrueBridge Capital Partners LLC (“TrueBridge”), a leading venture capital investment firm managing more than $3.3 billion in assets. TrueBridge invests in venture and seed/micro-VC funds focused primarily on early-stage IT, as well as directly in select venture and growth stage technology companies. TrueBridge is the data partner behind Forbes’ Midas List and the Next Billion Dollar Startups list, and is a regular venture-focused contributor on Forbes’ platform. The firm was founded in 2007, and is headquartered in Chapel Hill, North Carolina.

“We could not be more excited to welcome TrueBridge into the P10 family,” said Co-CEOs Robert Alpert and C. Clark Webb. “Similar to both RCP Advisors and Five Points, TrueBridge has long delivered an exceptional investment process alongside a best-in-class culture and team. With Co-Founders Edwin Poston and Mel Williams at the helm, we look forward to decades more of outstanding performance for TrueBridge investors.”

Alpert and Webb continued, “With the addition of the TrueBridge team and investment strategies, P10 and its subsidiaries are uniquely positioned to offer a comprehensive suite of private equity, venture capital, and private credit strategies to limited partners around the globe. In each of these asset classes, we are blessed with premier investment talent, strategies and track records. We believe our teams are well positioned to continue raising and deploying capital at exceptional risk adjusted returns on behalf of our investors while generating long-term value for P10 shareholders.”

RCP Advisors Co-Founders and Managing Partners Fritz Souder and Jeff Gehl added, “We believe the combination of RCP Advisors, TrueBridge, and Five Points creates the best-in-class franchise in private equity, venture capital, and private credit, offering a full suite of niche oriented, market leading private markets products and services to our underlying fund sponsors and our investors alike. We have long known and admired the TrueBridge franchise, and we are thrilled to welcome Mel and Edwin to our company.”

TrueBridge Co-Founders Mel Williams and Edwin Poston added, “With common cultures, consistent long-term track records, and a shared vision of building a premier alternative asset manager able to deliver market-leading returns to our investors, we see tremendous opportunity in the years ahead.”

Terms of the Transaction

As consideration in the deal, TrueBridge will be receiving convertible preferred equity (“convertible preferred”) in a limited liability company (“Holdco”) and cash. All of the common units of Holdco are owned by P10. Holdco directly or indirectly owns RCP Advisors 2, LLC and RCP Advisors 3, LLC (collectively, “RCP Advisors”) and Five Points Capital, Inc. (“Five Points”). After the closing, TrueBridge will operate as a wholly-owned subsidiary of Holdco and will continue to be managed by its existing team, and TrueBridge executives will also join the Holdco Board of Managers and Executive Management Committee.

8214 Westchester Drive, Suite 950 • Dallas, Texas 75225

P10Holdings.com

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The convertible preferred is expected to yield 1% per year in cash and be convertible at the holders’ option into common equity at Holdco. The convertible preferred contains certain put rights and governance rights at Holdco. While the convertible preferred converts into Holdco common equity—and not P10 common stock—the conversion ratio into Holdco common equity, relative to P10 ownership of Holdco common equity, equates to a conversion price of $3.30 per share at P10.

The cash portion of the transaction is expected to be primarily funded with current P10 cash on hand, an additional draw on our existing credit facility and the proceeds from the exercise of a call option by a current investor in Holdco.

Pro-Forma Financial Impact

Upon the closing of the transaction, a total of approximately $159 million of convertible preferred will be issued and outstanding, convertible into approximately 36% of Holdco (assuming full conversion), with P10 retaining the remaining 64% of Holdco.

TrueBridge is expected to contribute substantial free cash flow in its first twelve months under P10 ownership, with 100% of revenues generated from long-term, contractual management fees from funds and separate accounts with an average duration exceeding 10 years at launch.

Pro-forma for both the TrueBridge and Five Points transactions, P10 expects run rate adjusted EBITDA to approach $55 million by year-end 2020 alongside third party debt of approximately $196 million. Unlike many alternative asset managers, in excess of 95% of P10 revenues and EBITDA is derived from predictable management fees on funds and separate accounts with an average duration exceeding 10 years at launch. With our capital light business model, peer-leading margins and predictable earnings stream, we believe we are well positioned to deliver long term value to P10 shareholders as we continue to compound free cash flow.

Timing

Subject to TrueBridge limited partner and other customary approvals, we expect the transaction to close in the next 45 to 60 days.

Ownership Limitations

P10’s Certificate of Incorporation, as amended, contains certain provisions for the protection of tax benefits relating to P10’s net operating losses. Such provisions generally void transfers of shares that would result in the creation of a new 4.99% shareholder or result in an existing 4.99% shareholder acquiring additional shares of P10.

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Important Cautions Regarding Forward-Looking Statements

This press release includes forward-looking statements that relate to the business and expected future events or future performance of P10 and involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about P10’s ability to implement their business strategy, and their ability to consummate the contemplated transaction. The future performance of P10 may be adversely affected by various risks and uncertainties, including, without limitation, future capital requirements, regulatory actions or delays and other factors that may cause actual results to be materially different from those described or anticipated by these forward-looking statements. For a more detailed discussion of these factors and risks, investors should review P10’s annual and quarterly reports. Forward-looking statements in this press release are based on management’s beliefs and opinions at the time the statements are made. All forward-looking statements are qualified in their entirety by this cautionary statement, and P10 undertakes no duty to update this information to reflect future events, information or circumstances.

8214 Westchester Drive, Suite 950 • Dallas, Texas 75225

P10Holdings.com

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